SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2003

FRANCE TELECOM

(Translation of registrant's name into English)

6, place d'Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file
annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ___X___   Form 40-F _____

(Indicate by check mark whether the Registrant, by furnishing the
information contained in this Form, is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes _____   No ___X___

(If "Yes" is marked, indicate below the file number assigned to the
Registrant in connection with Rule 12g3-2(b): 82-   )

Enclosure: France Telecom's 2002 Consolidated Financial Statements

FRANCE TELECOM
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in millions of euros, except per share data)	Note	Year ended December 31,		
		2002	**2001**	**2000**
Sales of services and products		46,630	43,026	33,674
Cost of services and products sold (excluding items shown separately below)		(18,558)	(17,619)	(12,733)
Selling, general and administrative expenses		(12,579)	(12,520)	(9,685)
Research and development expenses		(576)	(567)	(449)
Operating result before depreciation and amortization		**14,917**	**12,320**	**10,807**
Depreciation and amortization (excluding goodwill)		(7,910)	(6,910)	(5,726)
Amortization of actuarial adjustments in the early retirement plan	18	(199)	(210)	(225)
Operating result		**6,808**	**5,200**	**4,856**
Interest expenses, net	12	(4,041)	(3,847)	(2,006)
Foreign exchange gain (loss), net		136	(337)	(141)
Discounting of early retirement plan	18	(216)	(229)	(237)
Other non-operating income/(expense), net	25	(12,849)	(5,904)	3,957
Income taxes	26	(2,499)	2,932	(1,313)
Employees profit-sharing		(148)	(131)	(141)
Equity in net income of affiliates	7	(367)	(890)	(275)
Income (loss) before goodwill amortization and minority interest		**(13,176)**	**(3,206)**	**4,700**
Goodwill amortization	4-7	(2,352)	(2,531)	(1,092)
Exceptional goodwill amortization	4-7	(5,378)	(3,257)	—
Minority interest	20	170	714	52
Net income (loss)		**(20,736)**	**(8,280)**	**3,660**

Earnings per share (in euros)

Earnings per share before goodwill amortization and minority interest

—basic		(12.14)	(2.91)	4.41
—diluted		(12.14)	(2.91)	4.33

Earnings per share . . . .

—net income (loss)		(19.11)	(7.51)	3.44
—fully diluted		(19.11)	(7.51)	3.38

See Notes to the Consolidated Financial Statements

FRANCE TELECOM
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(Amounts in millions of euros, except per share data)	Note	At December 31,		
		2002	**2001**	**2000**
ASSETS				
Goodwill, net	4	27,675	34,963	36,049
Other intangible assets, net	5	18,411	18,189	16,289
Property, plant and equipment, net	6	36,268	31,728	34,623
Investments accounted for under the equity method	7	2,564	8,912	10,506
Non consolidated investments, net	8	1,418	3,240	10,218
Other long-term assets, net	9	2,501	1,936	722
Deferred income taxes, net	26	3,903	5,369	2,532
Total long-term assets		**92,740**	**104,337**	**110,939**
Inventories		696	900	1,216
Trade accounts receivable, less allowances (1,625 at December 31, 2002, 1,475 at December 31, 2001 and 1,406 at December 31, 2000)	9	5,474	7,596	8,783
Deferred income taxes, net	26	416	1,102	1,609
Prepaid expenses and other current assets	10	4,397	6,653	4,782
Receivable from divestment of real estate	6	—	2,689	—
Marketable securities	12	45	1,138	216
Cash and cash equivalents	12	2,819	2,943	2,040
Total current assets		**13,847**	**23,021**	**18,646**
TOTAL ASSETS		**106,587**	**127,358**	**129,585**

See Notes to the Consolidated Financial Statements

FRANCE TELECOM
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(Amounts in millions of euros, except per share data)	Note	At December 31,		
		2002	2001	2000
LIABILITIES AND SHAREHOLDERS' EQUITY				
Share capital—€4 par value—Authorized and issued: 1,190,158,724 shares effective year end		4,761	4,615	4,615
Additional paid-in capital		24,750	24,228	24,228
Retained earnings (loss)		(5,434)	4,682	2,748
Net income (loss) for the year		(20,736)	(8,280)	3,660
Foreign currency translation adjustment		(3,315)	844	59
Own shares		(9,977)	(5,002)	(2,153)
Shareholders' equity	21	**(9,951)**	**21,087**	**33,157**
Minority interests	20	**9,780**	**8,101**	**2,036**
Exchangeable or convertible notes	12	8,110	10,750	2,653
Other long- and medium-term debt, less current portion	12	38,788	43,793	27,894
Other long-term liabilities	18	14,978	8,663	5,220
Total long-term liabilities		**61,876**	**63,206**	**35,767**
Current portion of long- and medium-term debt	12	13,495	1,596	7,542
Bank overdrafts and other short-term borrowings	12	10,490	11,365	25,165
Trade accounts payable		8,503	8,631	7,618
Accrued expenses and other payables	18	7,395	7,259	7,729
Other current liabilities	18	1,712	2,481	8,113
Deferred income taxes	26	87	374	512
Deferred income	11	3,200	3,258	1,946
Total current liabilities		**44,882**	**34,964**	**58,625**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**106,587**	**127,358**	**129,585**

See Notes to the Consolidated Financial Statements

FRANCE TELECOM
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Amounts in millions of euros, except per share data)	Number of shares issued	Share capital	Additional paid-in capital	Reserves	Foreign currency translation adjustment	Own shares	Total
At January 1, 2000	**1,024,615,901**	**4,098**	**6,629**	**8,023**	**153**	**0**	**18,903**
Net income for the year 2000				3,660			3,660
Increase in capital (note 21)	129,216,042	517	17,599				18,116
Movements in holdings of own shares (note 21)						(2,153)	(2,153)
Adjustment on Orange plc acquisition cost (note 3)				(4,335)			(4,335)
Appropriation of earnings				(1,025)			(1,025)
Translation adjustment					(94)		(94)
Other movements				85			85
Balance at December 31, 2000	**1,153,831,943**	**4,615**	**24,228**	**6,408**	**59**	**(2,153)**	**33,157**
Net loss for the year 2001				(8,280)			(8,280)
Movements in holdings of own shares (note 21)				(1,271)		(2,849)	(4,120)
Appropriation of earnings				(1,075)			(1,075)
Translation adjustment					785		785
Other movements (Note 7)				620			620
Balance at December 31, 2001	**1,153,831,943**	**4,615**	**24,228**	**(3,598)**	**844**	**(5,002)**	**21,087**
Net loss for the year 2002				(20,736)			(20,736)
Movements in capital (note 21)	36,326,781	146	522				668
Movements in holdings of own shares (Note 21)						(4,975)	(4,975)
Appropriation of earnings (Note 21)				(1,056)			(1,056)
Translation adjustment (Note 21)					(4,152)		(4,152)
Other movements (Note 21)				(780)	(7)		(787)
Balance at December 31, 2002	**1,190,158,724**	**4,761**	**24,750**	**(26,170)**	**(3,315)**	**(9,977)**	**(9,951)**

See Notes to the Consolidated Financial Statements

FRANCE TELECOM
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

| | | Year ended December 31, | | |
| | | 2002 | 2001 | 2000 |
(Amounts in millions of euros)	Note	€	€	€
OPERATING ACTIVITIES				
Net income/(loss)		(20,736)	(8,280)	3,660
Adjustments to reconcile net income/(loss) to funds generated from operations				
Depreciation & amortization of property, plant & equipment and intangible assets	4-5-6-7	15,639	12,698	6,818
Gain on divestment of real estate	25	—	(705)	—
Result on divestment of other tangible and intangible assets		(37)	(92)	(23)
Result on divestment of other assets	25	(960)	(2,093)	(7,677)
Changes in valuation allowances and other provisions	25	13,119	7,860	4,113
Undistributed earnings of affiliates		369	841	276
Deferred income taxes	26	1,586	(2,090)	(277)
Minority interests	20	(170)	(714)	(52)
Other items		(232)	(19)	25
Funds generated from operations		**8,578**	**7,406**	**6,863**
Decrease (increase) in inventories		193	341	(329)
Decrease (increase) in trade accounts receivable		1,219	(628)	(978)
Securitization of receivables	9	797	914	—
Impact of sales of future receivables	18	(82)	690	—
Decrease (increase) in other current assets		542	(1,974)	(1,372)
Impact of sale of carry back receivables	26	1,111	(1,111)	—
Increase (decrease) in trade accounts payable		(420)	(588)	936
Increase (decrease) in accrued expenses and other payables		(99)	2,026	1,493
Other changes in operating assets and liabilities		3,261	(330)	(250)
Net cash provided by operating activities		**11,839**	**7,076**	**6,613**

(Amounts in millions of euros)	Note	Year ended December 31, 2002 €	2001 €	2000 €
INVESTING ACTIVITIES				
Purchase of property, plant, and equipment and intangible assets	5-6	(7,943)	(8,553)	(14,313)
Income from sale of real estate	6	2,550	—	—
Proceeds from sale of property, plant, and equipment and intangible assets		366	296	274
Cash paid for Orange plc	3	—	—	(21,693)
Purchase of own shares	3-21	(5,022)	(8,807)	—
Orange SA IPO proceeds	3	—	6,102	—
Repurchase of Orange SA shares: exercise of E.On put option	3	(950)	—	—
Exercise of the call option on NTL preferred shares	8	(1,092)	—	—
Change in net cash following the full consolidation of TP Group		144	—	—
Cash paid for investments securities and acquired businesses, net of cash acquired	3	(184)	(1,071)	(10,899)
Investments in affiliates	7	(146)	(3,284)	(7,969)
Sale of TDF sub-group and investment in Tower Participations	3	1,290	—	—
Proceeds from sale of investment securities and businesses, net of cash sold	3-8	146	4,524	7,930
Decrease (increase) in marketable securities and other long-term assets		(673)	(31)	(218)
Net cash used in investing activities		**(11,514)**	**(10,824)**	**(46,888)**
FINANCING ACTIVITIES				
Issuance of long-term debt	12	4,394	37,244	21,528
Repayment of long-term debt	12	(3,380)	(18,174)	(3,229)
Increase (decrease) in bank overdrafts and short-term borrowings	12	(1,077)	(13,556)	21,002
UMTS vendor financing	18	271	234	—
Minority interest shareholder contributions		70	181	1,847
Dividends paid to minority shareholders	20	(77)	(128)	(213)
Appropriation of earnings	21	(395)	(1,075)	(1,025)
Net cash used in financing activities		**(194)**	**4,726**	**39,910**
Net increase (decrease) in cash and cash equivalents		131	978	(365)
Effect of changes in exchange rates on cash and cash equivalents		(255)	(75)	(19)
Cash and cash equivalents at beginning of period		2,943	2,040	2,424
Cash and cash equivalents at end of period		**2,819**	**2,943**	**2,040**
SUPPLEMENTARY DISCLOSURES				
Cash paid during the period for:				
—Interest		(3,681)	(3,695)	(2,132)
—Income taxes		(959)	(610)	(1,771)

See notes to Consolidated Financial Statements

1. DESCRIPTION OF BUSINESS

The France Telecom group ("France Telecom") including in particular its publicly listed subsidiaries Orange, Wanadoo, TP Group (Polish telecommunications operator TP SA and its subsidiaries) and Equant, is one of the leading telecommunications operators in the world and is the principal telecommunications operator in France. France Telecom provides consumers, businesses and other telecommunications operators with a wide range of services including fixed line and mobile telecommunications, data transmission, Internet and multimedia, and other value added services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of France Telecom are prepared in accordance with French generally accepted accounting principles under rule 99-02 of the *Comité de la Réglementation Comptable* (CRC).

2.1 First time application of new accounting texts
Rule CRC 00-06 on liabilities

This rule, applicable from January 1, 2002, covers the definition of liabilities and provides for specific recognition and measurement criteria. France Telecom reviewed its provisions at December 31, 2001 and, as anticipated, the first time application of this rule did not have any effect at January 1, 2002.

Rule CRC 02-10 on amortization and depreciation of assets

This rule redefines the notions of amortization and depreciation and further addresses when an impairment test of tangible and intangible assets should be performed. This rule is applicable for accounting periods starting from January 1, 2005 and earlier application from January 1, 2002 is allowed. This rule also provides that, from 2003 onwards, assets must be accounted for on a component basis. France Telecom is currently reviewing the practical implications of this procedure.

In accordance with the recommendation of the *Commission des Opérations de Bourse* (COB) of December 27, 2002:

- France Telecom, in the description of its accounting policies, has adopted the new definition of amortization and depreciation and has set out the method of performing impairment tests on tangible and intangible assets,

- France Telecom has also set out the method followed for impairment of goodwill.

COB and Commission Bancaire recommendation of November 15, 2002 relating to deconsolidation mechanisms and derecognition of assets and subsequent January 10, 2003 communication from the Compagnie Nationale des Commissaires aux Comptes (CNCC)

Following this recommendation, France Telecom has reviewed outstanding transactions at December 31, 2002. This review has not given rise to any restatements to net income or shareholders' equity. In accordance with the position of the *Compagnie Nationale des Commissaires aux Comptes* defining the accounting treatment applicable to disposals of future receivables, the disposal of future receivables from the State, which was recorded as a liability in other long-term liabilities at December 31, 2001, has been reclassified in financial debts at December 31, 2002 (see Note 18).

Statement of December 18, 2002 from the Comité d'urgence of the Conseil National de la Comptabilité (CNC) relating to the treatment of the tax effect of internal disposals and provisions for depreciation of consolidated investments

This statement provides that no deferred tax asset or liability is to be recorded following the elimination in consolidation of the results of internal disposals of investments in consolidated entities or following tax deductible provisions for depreciation and risks on such shares, except to the extent that tax loss carry forwards of the related entities have given rise to net deferred tax assets. The application of this statement has not given rise to any restatements.

2.2 Presentation of the financial statements

The consolidated financial statements are prepared in euros.

- Operating income represents the difference between operating revenues and charges. Operating income before depreciation and amortization (previously entitled EBITDA) represents operating income before amortization and depreciation including impairment losses of long lived assets and before amortization of actuarial adjustments in the early retirement plan, (previously entitled "special items, net").

- The costs resulting from the discounting of the French early retirement plan and from the French legal employee profit sharing are presented as a separate line item in the consolidated statement of income after operating income.

- "Other non-operating income/(expense), net" relates mainly to gains and losses on the disposal of consolidated subsidiaries and investment securities including dilution results and the change in provisions against investment securities and marketable securities, dividends received, and movements in restructuring provisions. This heading also includes results on disposals where their relative size exceeds ordinary activity (real estate, commercial receivables, etc.).

- The goodwill amortization and depreciation and impairment charge relates to the goodwill of fully and proportionally consolidated companies as well as investments accounted for under the equity method.

- The balance sheet classifies assets and liabilities based on liquidity or maturity dates, and presents short-term balances (due within one year) separately from long-term balances.

- The statement of cash flows excludes from changes in cash bank overdrafts and those changes in marketable securities having maturities in excess of three months at the time of purchase, which are presented as financing and investing activities.

2.3 Principles of consolidation

The main consolidation principles are as follows:

- Companies which are wholly owned by France Telecom or which France Telecom controls, either directly or indirectly, are fully consolidated;

- Investments in which France Telecom and a limited number of other shareholders exercise joint control are accounted for using the proportionate consolidation method;

- Investments over which France Telecom exercises significant influence but does not control (generally a 20% to 50% controlling interest), are accounted for under the equity method;

- Material inter-company balances and transactions are eliminated.

Translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries in a non-euro functional currency, except for those in countries with hyper-inflationary economies, are translated into Euros as follows:

- assets and liabilities are translated at the year-end rate;

- items in the statement of income are translated at the average rate for the year;

- the translation adjustment resulting from the use of these different rates is included as a separate component of shareholders' equity.

The local currency financial statements of foreign subsidiaries operating in countries with hyper-inflationary economies are re-measured into their functional currency, prior to converting to euros, using the following method:

- monetary elements of the balance sheet are translated at the closing rate;

- non-monetary elements are converted at the historical rate;

- items in the statement of income are translated at the average rate for the year except for depreciation and amortization charges which are translated at the historical rate;

- the translation adjustment resulting from the use of these different rates is recorded in the income statement as an exchange gain or loss.

The financial statements of subsidiaries re-measured as described above are then translated into Euros using the method applied to all foreign subsidiaries of France Telecom.

Purchase accounting and goodwill

Upon acquisition of a business, the purchase price is allocated on a fair value basis to the identifiable assets and liabilities of the business acquired. The fair value of identifiable intangible assets such as trademarks, licenses and customer relationship is determined using generally accepted methods such as the income approach, the cost approach, or the market value approach.

The excess of the purchase price over the fair value of the share of identifiable assets and liabilities of the business acquired is recorded in the consolidated balance sheet under the heading "Goodwill" for fully and proportionally consolidated entities and is included in the heading "Investments accounted for under the equity method" for entities over which France Telecom has a significant influence.

Goodwill related to foreign companies is recorded as an asset in their functional currency.

Where there is a partial disposal of shares in fully or proportionally consolidated companies, the cost of the assets sold includes the related portion of goodwill disposed of which is removed from the balance sheet at disposal, be it through a direct sale in exchange for another asset or through a dilution.

The amortization period for goodwill, usually ranging from 5 to 20 years, is determined after taking into consideration the specific nature of the business acquired and the strategic value of each acquisition.

The recoverable value of goodwill is subject to review annually and when events or circumstances occur indicating that an impairment may exist. Such events or circumstances include significant adverse changes, other than temporary, in the business environment, or in assumptions or expectations considered at the time of the acquisition.

The degree of analysis with which France Telecom assesses the recoverable value of goodwill relating to its principal sub-groups is as follows:

- the recoverable value of Orange is assessed at the level of the segment resulting from the regrouping of the acquired Mobile activities of Orange plc and those held previously by France Telecom;

- the recoverable value of Equant is assessed at the level of its sub group in which the previously held activities in Global One have been integrated;

- the recoverable value of Wanadoo is assessed at the level of each of its two activities: the Internet activities (present notably in France, England and Spain) and Directory activities (present notably in France and Spain);

- the recoverable value of TP Group is assessed at the level of its sub group.

France Telecom estimates that this level of analysis reflects:

- the business and market characteristics similar in each of the entities under review (technology, trademark, customers, marketing),

- the sharing by these entities of common resources (tools, R&D, management, financing),

- the strategic premiums accepted by France Telecom to acquire these activities in order to regroup them with those held previously within coherent sub groups benefiting from increased development potential.

For the other consolidated companies, including equity accounted companies, the recoverable value is assessed on an individual basis.

The need to record impairment is assessed by comparison of the consolidated carrying value of the activity with its recoverable value. The recoverable value is the higher of the realizable value and the value in use.

The realizable value is determined as the best estimate of the disposal value net of costs of exiting the activity within a transaction at normal market conditions. This estimate is valued on the basis of available market information taking into account particular circumstances.

Given the short-term volatility of stock market valuations and the strategic nature of its investments, France Telecom gives preference to the discounted cash flow method when assessing value in use. These are determined using economic assumptions and forecast operating conditions used by the management of France Telecom, as follows:

- the cash flows are those of business plans resulting from a process of strategic planning, over an appropriate timeframe between 5 and 10 years,

- beyond this timeframe, cash flows are extrapolated by applying a perpetual rate of growth specific to each activity,

- the discounting of these flows is performed using rates appropriate to the nature of these activities.

Where a disposal has been decided, the recoverable value is determined with reference to the realizable value.

2.4 Other accounting methods

Transactions in foreign currencies

Foreign currency denominated monetary balances, except for those hedged by currency swap contracts, are translated at closing exchange rates.

Unrealized gains and losses on foreign currency denominated balances, except for those hedged by currency swap agreements and for those arising on liabilities effectively hedged by assets in the same currency, are recognized in the statement of income for the period.

Revenue recognition

France Telecom's principal sources of revenue are recognized as follows:

- Revenues from telephone subscriptions or Internet access are recognized on a straight-line basis over the invoicing period;

- Revenues from incoming and outgoing traffic are recognized when the service is rendered;

- Revenues from sales of telecommunications equipment, net of point of sales discounts, and connection charges are recognized upon delivery to the customer or activation of the line, as appropriate;

- Revenues from Internet advertising are recognized over the period that services are provided, revenues from advertisements in printed and electronic directories are recognized when directories are published;

- Barter transactions performed are recorded only when their value can be determined, and in this case are recorded at the fair value of the goods or services provided or received, whichever is more readily determinable in the circumstances;

- Revenues from the sale of transmission capacity in terrestrial and submarine cables (indefeasible rights of use—IRU) are recorded in the income statement on a straight-line basis over the length of the contract.

Customer acquisition costs and loyalty costs

Customer acquisition costs and loyalty costs relating to mobile and Internet customers are expensed as incurred. These costs consist principally of commissions and rebates paid to distributors.

Advertising and related costs

Advertising, promotion, sponsoring and brand marketing costs are expensed as incurred. Advertising costs amounted to €1,232 million in 2002 (€1,124 million in 2001).

Research and development

Research and development costs are expensed as incurred.

Web site development costs

Costs relating to the development of web sites are capitalized or expensed depending on the phase of development of sites: costs relating to the planning and operating stages are expensed, costs related to development and creation of the design are capitalized.

Earnings per share

Two types of earnings per share are shown: basic earnings per share and diluted earnings per share. The number of shares used for the calculation of diluted earnings per share takes into account the conversion into ordinary shares of existing potentially dilutive instruments. Diluted earnings are calculated as the net result adjusted for the financial charges of dilutive instruments, net of their effect on tax and employee profit sharing. When the earnings per share are negative, the diluted earnings per share are identical to the basic earnings per share. Own shares held recorded as a reduction in consolidated shareholders' equity are not included in the calculation of earnings per share.

Customer receivables

France Telecom does not consider itself exposed to a concentration of credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers). Allowances are recorded on the basis of an evaluation of the risk of non-recovery of receivables. The allowances are based on an individual or statistical assessment of this risk.

Customer receivables which are securitized are removed from the heading "Trade accounts receivable, less allowances" when the rights and obligations attached to such receivables are definitively transferred to third parties. Residual interests held in divested receivables under varying forms (subordinated shares, deferred consideration, etc.) are recorded under "Other long-term assets, net". Depreciation of such interests, determined based on the risk of non-recovery of the receivables divested, is presented as a reduction in "Other long-term assets, net" and movements in this are recorded as "selling, general and administrative expenses". Costs of divesting receivables are recorded in non operating expenses.

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities generally of three months or less at the time of purchase and are stated at cost, which approximates fair value.

Marketable securities

Marketable securities are valued at historical cost. When necessary, a provision is recorded on an investment-by-investment basis to adjust this value to the average market value over the month prior to period-end or their estimated trading value for securities not publicly traded.

Inventories

Inventories are stated at the lower of cost or probable net realizable value taking into account notably future revenue expected from new subscriptions arising from mobile handset sales. Cost represents either acquisition or production costs and is generally determined using the weighted average method.

Other intangible assets

Other intangible assets include trademarks, customer relationships, licenses, submarine cable link access rights and patents.

Trademarks and customer relationships are recorded at cost; this is usually determined at the time of the goodwill allocation using generally accepted methods, such as those based on revenues, costs or market value.

Trademarks and customer relationships are not amortized; they are subject to an impairment test (see below "— *Depreciation of other intangible assets and plant, property and equipment*").

Licenses to operate mobile networks are recorded at historical cost and amortized on a straight-line basis from the effective date of commercialization of services. The right to operate, in France, a third generation mobile network (UMTS) is recorded for the fixed portion payable at the granting of the license. According to the ruling of the urgent issues task force of the CNC, the variable portion (equal to 1% of the eligible sales generated by the third generation network) will be recorded as an expense in the period incurred. Interest charges related to financing of mobile telephone licenses such as UMTS licenses, are expensed when France Telecom is committed to them.

Purchases of capacity transmission on land and submarine cables (IRUs) are capitalized and amortized on a straight-line basis over the forecast useful life. Income from sale of IRUs is recorded on a straight-line basis in the statement of income over the duration of the contract.

Property, plant and equipment

Assets transferred from the French State on January 1, 1991, upon the creation of France Telecom as a public sector operator, were recorded in the opening balance sheet at values jointly approved by the Telecommunications Ministry and the Ministry of Economy and Finance.

Since that date, property, plant and equipment are recorded at historical cost of acquisition or at production cost. Cost of networks includes planning and construction costs, as well as site installation and equipment upgrade costs.

Interest arising from debt incurred to finance construction and development of assets is, from January 1, 2000, capitalized as part of the cost of such assets during the construction period.

Repairs and maintenance costs, except to the extent that they increase productivity or extend the useful life of an asset, are expensed as incurred.

Leased assets are recorded as an acquisition of an asset and the incurrence of a financial debt when the lease terms effectively transfer the risks and rewards of ownership of the asset to France Telecom. Equally, where France Telecom transfers the risks and rewards of ownership to a third party through a lease contract, this is accounted for as a disposal.

Amortization of plant, property and equipment is calculated on the basis of the rhythm of consumption of the economic benefits expected from each element of asset. On this basis, the straight line method is in general used over the following lives:

Buildings and leasehold improvements	10 to 30 years
Switching, transmission equipment and other network equipment	5 to 10 years
Cables and public infrastructure	15 to 20 years
Computers and software (excluding network)	3 to 5 years
Other	3 to 14 years

Investment subsidies

France Telecom may receive non-repayable investment subsidies in the form of capital projects funded directly or indirectly by third parties, primarily local and regional authorities. Subsidies are recorded as a reduction of the cost of the assets financed and, consequently, are recognized in the income statement on the basis of the rhythm of consumption of the economic benefits expected from the corresponding assets.

Depreciation of other intangible assets and plant, property and equipment

Other intangible assets and plant, property and equipment are depreciated when, due to events and circumstances arising in the period (obsolescence, physical damage, significant changes in their usage, performance below forecast, decreasing revenues and other external indicators, etc.) their recoverable value appears durably lower than their carrying value; the recoverable value is the higher of the realizable value and the value in use.

Impairment tests are performed by group of assets by comparing the recoverable value and the carrying value (when a depreciation charge appears necessary, the amount recorded is equal to the difference between the carrying value and the recoverable value).

For assets destined to be kept and used, the recoverable value is most often determined on the basis of the value in use, representing the value of expected future economic advantages from its use and disposal. It is assessed notably by reference to discounted future cash flows determined using economic assumptions and forecast operating conditions used by the management of France Telecom or by reference to replacement cost for used equipment or cost of alternative technologies.

For assets destined to be divested, the recoverable value is determined on the basis of the realizable value, and this is assessed on the basis of the market value.

Investment securities

Investment securities are stated at cost, including any associated direct costs. An allowance is recorded when the value in use, based upon management's analysis, appears to be less than the carrying value, on the basis of different criteria such as market value, the outlook for development and profitability, and the level of shareholders' equity, and taking into account the specific nature of each investment.

Deferred income taxes

Deferred income taxes are recorded on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes, as well as those arising from loss carry forwards. Deferred tax assets are provided for to the extent that the recovery of these taxes is not considered probable.

France Telecom uses the liability method under which deferred taxes are measured applying the tax rates enacted at the end of the accounting period, as applicable at the time the temporary difference is expected to reverse. Where significant, deferred tax assets and liabilities are discounted when reversals can be reliably scheduled.

Debt issuance costs

Debt issuance costs are amortized over the term of the related debt instrument.

Purchase of own shares

Own shares held by France Telecom are reflected in the consolidated balance sheet at their acquisition cost as a reduction in shareholders' equity except for those held in share price stabilization transactions, which are recorded as marketable securities. Gains and losses on disposals of own shares recorded as a reduction in shareholders' equity, including related taxes, are recorded within shareholders' equity. Allowances recorded against own shares held within investment securities in the single company financial statements of France Telecom SA, as well as provisions for risk relating to commitments to repurchase own shares, are eliminated on consolidation.

Derivative financial instruments

France Telecom manages interest rate and foreign currency risks using derivative financial instruments including interest rate swaps, interest rate cap and floor contracts, foreign exchange futures contracts on organized forward markets, currency swaps and currency options. All such instruments are entered into for hedging purposes.

Income and costs resulting from the use of these instruments are recorded in the consolidated statement of income on a symmetrical basis with the underlying transaction being hedged:

- Differences between interest receivable and interest payable on swaps, caps and floor contracts designated as hedges, as well as premiums paid for these operations or discounts, are recorded in the consolidated statement of income over the life of the contract as an adjustment to interest expense;

- Initial differences between the negotiated term rate and the fixing rate for the day on forward exchange contracts and currency swaps designated as hedging operations are recorded in income over the life of the contract as an adjustment to interest expense. Subsequent gains and losses generated on these contracts due to fluctuations in exchange rates are recorded as exchange rate corrections resulting from the item hedged;

- Gains and losses arising on contracts designated as hedges of identifiable firm commitments or identifiable future transactions are deferred and taken into account in the valuation of the transaction at maturity.

Certain operations which respect France Telecom's hedging policy have not been accounted as hedging operations. Such operations are evaluated as follows:

- For operations on organized markets, margin calls are recorded directly in the statement of income.

- Net unrealized losses, calculated on instruments negotiated over the counter, are fully provided for.

- Unrealized gains on instruments negotiated over the counter are recorded upon unwinding of the position.

Provisions for risks and charges

Provisions are recorded when, at the end of the period, there is an obligation for the group with respect to a third party for which it is probable or certain that this will create an outflow of resources to the third party, without at least an equivalent return expected from the third party.

This obligation may be legal, regulatory or contractual in nature. It may also be derived from the practices of the group or from public commitments having created a legitimate expectation on the part of such third parties that the group will assume certain responsibilities.

The estimate of the amount in provisions corresponds to the expenditure which it is likely that the group is to bear to settle its obligation. If no reliable estimate of the amount can be made, no provision is recorded; information is then presented in the notes to the financial statements.

Contingencies, representing an obligation which is neither probable nor certain at the time of drawing up the financial statements, or a probable obligation for which the cash outflow is not probable, are not recorded. Information about them is presented in the notes to the financial statements.

Pension plan for French civil servants

Civil servants employed by France Telecom are eligible to receive retirement benefits from the civil servant and military personnel defined benefit pension plan, which is administered by the French State.

The "France Telecom Law" (FT law) (French law n°96-660 of July 26, 1996) states that France Telecom's obligation is limited to a defined annual contribution. As a result, France Telecom has no additional liability either for shortfalls that might arise in the pension plan for its civil servant employees, or for plans of other civil servants.

Early retirement plan for French civil servants

In accordance with the "FT law", France Telecom has introduced an early retirement plan for civil servants and other employees. The plan provides that until December 31, 2006, civil servants and other employees working for France Telecom who attain the age of 55 with 25 years service, may elect for early retirement. Between the early retirement age of 55 and the normal retirement age of 60, participants will receive 70% of their salary. In addition, participants receive a lump sum indemnity, which amounts to one year of early retirement salary if they elect for early retirement at the age of 55, and which declines progressively to zero as the age at which they elect approaches normal retirement age.

A provision corresponding to an actuarial measurement of the liability under this plan has been recorded (see Note 18). Actuarial assumptions are monitored and modified based upon experience.

Changes in actuarial assumptions are accounted for from the anniversary of the plan, in the consolidated statement of income in the year of change, and on a pro rata basis over future service periods until the end of the plan as personnel opt for early retirement.

Other retirement plans

Where defined benefit plans exist, the actuarial cost of commitments is accounted for each year over the service life of the employees. The change in assumptions is reflected in the income statement over the average residual employee service life. The costs relating to defined benefit systems are recorded in the year incurred.

Retirement indemnities and other pension plans

In certain countries, legislation requires that lump sum retirement indemnities are paid to employees at certain periods based upon their years of service and compensation at retirement. The actuarial cost of this unfunded obligation is charged annually to income over the employees' service lives. The effect of changes in assumptions is accounted for in the consolidated statement of income over the average remaining service life of employees.

Post-retirement benefits other than pensions

France Telecom has commitments to provide certain additional post-retirement benefits such as telephone equipment, credit card fees and various other benefits to retirees.

France Telecom recognizes the expected actuarial cost of these post-retirement benefits in the consolidated statement of income over the service lives of the eligible employees.

The effect of changes in actuarial assumptions is accounted for in the consolidated statement of income over the average remaining service lives of employees.

Share subscription or share purchase plans

Issuances of share subscription options or share purchase options are not recorded in the consolidated income statement.

Shares of subsidiaries issued upon exercise of subscription options granted to employees are reflected as a share capital increase, based on the exercise price of the options, creating a dilution result for France Telecom. When a dilution loss is probable, a provision is recorded.

With regard to purchase options, a provision is recorded to the extent that the acquisition cost of the shares purchased to service the exercised options is higher than the exercise price of the options.

Social charges assumed in connection with the share option plan are provided for when it is probable that the options will be exercised.

2.5 Use of estimates

France Telecom's reported financial condition and results of operations are sensitive to accounting methods, assumptions, estimates and judgments that underlie the preparation of the financial statements. France Telecom bases its estimates on its past experience and on various other assumptions deemed reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Due to different assumptions and situations, the actual results may differ significantly from these estimates.

The positions taken by France Telecom in application of these accounting principles, the estimates made by management and the sensitivity of the reported results to circumstances and assumptions used by management are factors to be taken into consideration when reading the financial statements of France Telecom.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the amounts reported in the financial statements and accompanying notes, notably with regard to provision for risks, deferred tax assets, goodwill and other intangible assets and investment securities as well as the description of liquidity.

3. MAIN ACQUISITIONS AND DIVESTITURES OF COMPANIES

YEAR ENDED DECEMBER 31, 2002

Main acquisitions

TP Group

Following the appointment by the France Telecom/Kulczyk Holding consortium, at the ordinary shareholders' meeting in April 2002, of the majority of the members of the Supervisory Board of TP SA, which demonstrates control of the Polish operator, TP Group (TP SA and its subsidiaries) has been fully consolidated in the France Telecom financial statements from April 1, 2002. Until this date, TP Group was accounted for using the equity method.

	1st lot[1]	2nd lot[2]	Total
Purchase price	3,431	679	4,110
Fair value of assets and liabilities acquired (group share)	(1,196)	(389)	(1,585)
Goodwill	2,235	290	2,525

[1] Acquisition of 25% in October 2000.
[2] Acquisition of 8.93% in September 2001.

The revaluation of TP Group assets has led notably to a valuation of customer relationships for Fixed Line, Internet and Mobile Services (€1,099 million), and the TP trademark (€204 million). The trademark has been valued using the current value of royalties which would have been paid by TP to use this trademark. The customer relationships have been valued on the basis of the customer portfolio at the date of acquisition of a controlling interest and the margin generated by these customers while part of the customer portfolio.

In accordance with rule CRC 99-02, the share of the revaluation attributable to the first lot on the basis of the values used for the second lot has been recorded directly in reserves for €243 million (see Note 21).

Orange SA : Exercise of the put option held by E.On Group.

In accordance with the put and call options contract dated November 2000 and amended in January 2002, the E.On Group exercised on June 5, 2002, its put option to sell to France Telecom 102.7 million shares in Orange SA. France Telecom acquired these shares on June 12, 2002 for an amount of €950 million or €9.25 per share. These shares had been attributed to E.On Group as partial payment for the disposal of its interest in Orange Communications SA. (Switzerland) to Orange SA.

The goodwill arising on this additional investment amounts to € 410 million and is amortized over 20 years (see Note 4). Following this operation, France Telecom owns 86.29% of Orange SA.

eresMas

Wanadoo concluded in July 2002 with the telecommunications operator Auna an agreement for the acquisition of 100% of the Spanish internet access provider and portal eresMas Interactiva (hereafter referred to as « eresMas »), through an exchange for Wanadoo shares. On October 24, 2002, the general meeting of Wanadoo shareholders approved the contribution by Auna of 14,527 thousand shares representing 100% of the capital of eresMas for a value of €255 million.

In settlement of this contribution, Wanadoo issued 53,622 thousand shares. The dilution for France Telecom is 2.55% (i.e. a gain of €35 million), bringing its interest in Wanadoo to 71.13%.

The goodwill generated on this transaction amounts to €283 million and is amortized over 20 years from November 1, 2002 (see Note 4).

Main divestitures

TPS (Télévision Par Satellite)

In accordance with the agreement signed in December 2001 with TF1, TPS was sold on May 6, 2002, for €128.7 million. The result on disposal was €177 million taking into account the effects of previously recorded results.

TDF

Pursuant to the agreement signed on July 25, 2002, France Telecom sold, in December 2002, to the holding company Tower Participations SAS, its entire interest in the TDF group. Under the terms of the transaction, TDF was valued at approximately €1.85 billion.

In addition, France Telecom subscribed, for €100 million, to a share capital increase of Tower Participations SAS, to hold approximately 36% of its capital. Moreover, France Telecom subscribed, for €150 million, to convertible notes issued by Tower Participations France, a subsidiary of Tower Participations SAS. This subscription to convertible notes was made on a pro rata basis of France Telecom's interest in the capital of Tower Participations SAS and represents the share of France Telecom in the financing contributed by the shareholders to acquire TDF. France Telecom has not contracted any obligation which could result, as the case may be, in an increase in its commitment except for, as is the case for the other shareholders, a supplementary investment commitment, on a pro rata basis of its interest, in the form of convertible notes and warrants, limited to €50 million. The net cash proceeds for France Telecom after reimbursement of the current accounts amounts to €1.3 billion. The pre tax gain recorded in the income statement amounts to €486 million representing the 63.8% actually divested.

The shares of the new holding structure controlled by the financial investors are held as follows:

- Investment funds : 44.2%,
- France Telecom through Cogecom : 36.2%,
- Caisse des Dépôts : 19.6%.

The shareholder's agreement between the parties gives control over Tower Participations SAS to the investment funds who in particular have the majority of representation in the supervisory board. The shareholders are committed, in the event of non-respect of contractual provisions relating to the composition of the supervisory board or majority rules for the general meetings of Tower Participations SAS to pay on a pro rata basis a penalty of €400 million to the investment funds. Moreover, the shareholder agreement organizes the shareholder liquidity rights, setting out certain preemption rights for joint exit and joint divestment.

Moreover, upon future divestment of the shares of Tower Participations France, the shareholders have committed to share the gain on their investment as follows:

- between 0 and 12.5% of internal rate of return (IRR), the gain is shared on a pro rata basis of the shareholders' contribution,

- between 12.5 and 25% of IRR, France Telecom will pay to the financial investors 65% of its additional gain beyond the 12.5% of return rate,

- once the financial investors reach an IRR of 25%, they pay France Telecom 50% of their additional gain up to a ceiling of €300 million bearing interest at 7% per annum.

The company Tower Participations SAS is accounted for using the equity method from December 31, 2002.

Stellat

Following the agreement of August 5, 2002, France Telecom sold to Eutelsat in September 2002, Stellat, owner of a satellite.

Prior to this divestiture, France Telecom had repurchased from Europe*Star its shares in Stellat. After taking into consideration this repurchase, the net cash proceeds for France Telecom amounted to €181 million. The impact of the divestiture on the consolidated income statement is not significant.

Pramindo Ikat

On August 18, 2002, all the shareholders of PT Pramindo Ikat Nusantara (Pramindo), the fixed line Indonesian telephony operator (in which France Telecom held 40%), sold their shares to PT Telekomunikasi Indonésia Tbk (PT Telkom), which thereby acquired 100% of Pramindo. The delivery of shares of Pramindo by the shareholders is to be performed in three steps :

30% of the shares in September 2002, 15% in September 2003, and 55% in December 2004.

Settlement of the divestiture was made through cash payment and through promissory notes.

The divestiture price for France Telecom amounts to US$147 million. France Telecom sold without recourse its notes on the Indonesian market (US$ 103 million) in December 2002, with the remainder in January 2003. The pre tax gain recognized in 2002 on the divestiture of 30% of the shares amounts to €27 million.

YEAR ENDED DECEMBER 31, 2001

Main acquisitions

Equant

Following the extraordinary general meeting of Equant on June 27, 2001, and in accordance with the agreement concluded in November 2000, France Telecom performed the following transactions on June 29, 2001:

- Acquisition of 67,950,000 Equant common shares from the SITA Foundation in exchange for France Telecom shares at a ratio of 2.2 Equant shares per France Telecom share, resulting in consideration of €1,739 million based on the share price at June 29, 2001 of €56.3 per share.

- Investment of US$ 1 billion (€1,179 million) through subscription for 10 million newly issued Equant convertible preference shares; each preference share has the same voting rights as one Equant common share and will automatically convert into one new Equant common share five years after the date of subscription ; and

- Contribution to Equant in exchange for 80,617,348 newly issued Equant common shares, of 100% of the share capital of Global One Communications World Holding BV and Global One Communications Holding BV, with France Telecom retaining certain activities previously performed by Global One. The fair value of this contribution was determined on the basis of discounted future cash flows at US$ 5,168 million (€6,094 million), including contributed cash amounting to US$ 300 million.

As a result of these transactions, France Telecom owned, at June 29, 2001, 54.27% of the combined company Equant.

Under the terms of the agreement, within a two-year period, France Telecom is to pay back to Equant:

- 50% of costs related to the preservation of employment or the cancellation of employment contracts for certain employees of the newly combined company Equant

- Restructuring and integration costs other than those relating to employees, up to a maximum of US$ 210 million.

On the basis of these elements, the purchase accounting for Equant at historical rate is as follows:

(in millions of euros)

Contribution of Global One		6,094
Proceeds from subscription of the 10 million Equant preference shares, paid in cash		1,179
		7,273
Minority interests, corresponding to Equant shareholders	45.73%	**3,326**
Acquisition of Equant common shares from the SITA Foundation		1,739
Restructuring, integration and associated acquisition costs		369
Preliminary acquisition cost		**5,434**
Fair value of net assets acquired		634
Preliminary goodwill		**4,800**

Preliminary goodwill in euros is amortized from July 1, 2001, over periods of up to 20 years, and amounts to €4,800 million (US$ 4,071 million). The acquisition and restructuring costs associated with the acquisition were depreciated as exceptional amortization in the second half of 2001 (see Note 4).

TP SA

Under a new agreement signed on September 5, 2001 between the Polish government and the consortium led by France Telecom, France Telecom and Kulczyk Holding, its partner in the consortium, increased their share in TP SA by 8.93% and 3.57% respectively for a total of PLN 3,656 million (€950 million) of which PLN 2,612 million (€679 million) was paid by France Telecom. Following this operation, the consortium holds 47.5% of TP SA, of which 33.93% is held by France Telecom. The consortium held until December 31, 2002 a call option over 2.5% of the capital of TP SA, which was not exercised. Moreover, put and call options have been agreed between Kulczyk Holding and France Telecom relating to the participation of Kulczyk Holding in TP SA and to the financing by Kulczyk Holding of its acquisition of TP SA shares (see Note 28).

The goodwill relating to this additional investment amounts to €290 million at December 31, 2002 (€213 million at December 31, 2001) and is amortized over 20 years from October 1, 2001. The investment in TP SA was accounted for under the equity method from October 1, 2000 to April 1, 2002 after which date it has been fully consolidated.

Freeserve

In December 2000, Wanadoo SA made an offer for the entire share capital of Freeserve, the main Internet services provider in the United Kingdom. The offer was carried out in March 2001 on the basis of a parity of 0.225 new Wanadoo share for each Freeserve share. The number of shares issued amounts to 230,069,681, resulting in a purchase price of €2,078 million.

The resultant goodwill for this operation amounted to €1,886 million and is amortized over a 20-year period from March 1, 2001 (see Note 4).

QDQ Media (formerly Indice Multimedia)

On December 18, 2000, Wanadoo agreed to acquire the entire share capital of Indice Multimedia, the second largest directory operator in Spain. At the general meeting on March 22, 2001 and in accordance with the agreement, Wanadoo acquired 86.71% of the capital of Indice Multimedia by issue of 20,325,444 shares and a cash payment of €80.5 million, representing an acquisition cost of €190 million. Moreover, put options on the remainder of the shares have been granted to employees, for cash and to certain shareholders, in cash and Wanadoo shares.

The acquisition of Indice Multimedia gave rise to goodwill of €318 million being amortized over a 20-year period from April 1, 2001 (see Note 4).

Wind

On October 11, 2000, France Telecom and Enel reached an agreement relating to the acquisition of Infostrada by Enel and its commitment to merge Wind and Infostrada.

Under this agreement, and following an extraordinary general meeting on July 30, 2001 which approved a capital increase reserved for Enel as a consideration for the contribution of Infostrada, France Telecom's controlling interest was reduced from 43.4% to 26.58% in the new entity. The effect of this operation is a dilution gain of €934 million. The legal merger of Wind and Infostrada took place on January 1, 2002.

Moreover, under this agreement, France Telecom and Enel agreed to make a public offering of 25% of Wind, subject to market conditions. The agreement includes put and call options over Wind shares with Enel, in favor of France Telecom (see Notes 7 and 28).

Orange SA Initial Public Offering (IPO)

In February 2001, France Telecom sold 636 million existing shares of Orange SA representing 13.24% of the total number of existing shares and voting rights in Orange SA, through a public offer to private and institutional investors as well as employees. The net proceeds from these offers amounted to €6.1 billion.

Since February 13, 2001, Orange SA shares have been listed on the Premier Marché of Euronext Paris SA and on the London Stock Exchange. This operation has no material impact on consolidated income before tax for 2001, given that a provision of €1,773 million to cover the expected loss was recorded in the financial statements at December 31, 2000.

Following notably this offering and the transfer to E.On of 102.7 million shares of Orange SA as a consideration for 42.5% of Orange Communications SA (Switzerland), acquired in November 2000, France Telecom owned 84.2% of Orange SA at December 31, 2001. At December 31, 2002 following the transaction disclosed in Note 3 above (Main Acquisitions in 2002), France Telecom owns 86.29% of Orange SA.

YEAR ENDED DECEMBER 31, 2000

Main acquisitions

Orange plc and Orange Communications SA

In May 2000, France Telecom, and the Vodafone group signed an agreement with effect August 22, 2000, resulting in (i) the cash purchase by France Telecom of 664.74 million Orange shares for €21.5 billion (ii) the contribution by the Vodafone group to France Telecom of 544.56 million Orange plc shares in exchange for 129.20 million new France Telecom shares, issued at €140.2 per share, with Vodafone renouncing the voting rights attached to the shares. As a result of this operation, France Telecom held 100% of the share capital of Orange plc. France Telecom immediately repurchased 15.36 million France Telecom shares from Vodafone at issue price, such that the Vodafone group would not hold more than 9.9% of the share capital of France Telecom. This share purchase was financed by France Telecom's issue of a security of €2.15 billion with maturity March 2001.

Following the IPO of Orange SA on February 13, 2001, Vodafone and France Telecom reached an agreement on February 28, 2001, with respect to the terms of the buy-back of the outstanding 113.85 million France Telecom shares held by Vodafone. This transaction represents a comprehensive settlement of the put and call arrangements set up in August 2001 and fixes the total price of these shares at approximately €11.63 billion. Cash payments of €6.65 billion were made in March 2001 against delivery by Vodafone of 64.1 million France Telecom shares. A final cash payment of €4.97 billion was made on March 25, 2002 against 49.8 million France Telecom shares (see Note 21).

On the basis of this agreement, the total acquisition cost of Orange plc amounts on a historic cost basis to €35,472 million as summarized below:

(in millions of euros)

Cash consideration	21,519
Transaction costs, net of related tax	174
Sub-total	**21,693**
Share consideration through issuance of 129,201,742 France Telecom shares	18,114
Price adjustment resulting from February 28, 2001 agreement	(4,335)
Total purchase price	**35,472**

The purchase price has been allocated to the following identifiable assets and liabilities:

(in millions of euros)

Purchase price		35,472
Fair Value of net assets acquired:		
Orange trademark	4,600	
Customer relationships	1,950	
GSM license	875	
Other assets acquired	544	
Other liabilities acquired	(1,421)	
	6,548	
Goodwill		28,924
Of which goodwill allocated to Orange Communications SA (Switzerland)		1,418

The purchase price allocation resulted in an increase to net assets of €7,621 million, and relates primarily to the Orange trademark, customer relationships and a GSM license not recorded in the Orange plc consolidated balance sheet before the acquisition date. The trademark has been recognized based on the discounted value of cost savings equal to royalties which would have been payable to third parties for the use of the trademark, had Orange not owned such trademark. The customer relationship has been valued on a discounted cash flow basis relating to the customers concentration in Britain at the date of acquisition. These assets are not amortized but are subject to a regular impairment review.

Goodwill arising at acquisition amounting to €28,924 million is amortized over a 20 year period. Following the IPO of Orange in February 2001, goodwill has been reduced to €24,345 million.

On November 10, 2000 France Telecom acquired E.On's 42.5% shareholding in Orange Communications SA for €1,299 million of which 75% was settled through shares of Orange SA, with put and call arrangements which were settled during the first half of 2002. This investment was transferred to Orange. This acquisition increased the ownership of Orange in Orange Communications SA from 42.5% to 85% at end December 2000.

This investment, accounted for using the equity method since September 1, 2000, has been fully consolidated from November 1, 2000. Goodwill arising from the acquisition of the 42.5% interest amounting to €1,466 million is amortized over 20 years. Following the IPO of Orange, goodwill has been reduced to €1,234 million.

Global One

In March 2000, France Telecom acquired Sprint and Deutsche Telekom's interests in Global One for a total of US$ 3,898 million (€4,080 million) generating goodwill of €3,966 million amortized over a 20 year period. Following these acquisitions, France Telecom owned 100% of Global One. This investment, previously accounted for using the proportionate consolidation method, has been fully consolidated from April 1, 2000. France Telecom, holding the entire share capital of Global One following these operations, contributed almost all the activities of Global One in 2001 in relation to the Equant acquisition. Following this contribution, goodwill was reduced to €2,346 million at December 31, 2001.

MobilCom

See Note 18. On March 23, 2000, France Telecom entered into a cooperation framework agreement with MobilCom, a German fixed line operator, mobile and Internet service provider, and MobilCom's founding shareholder, regarding the acquisition of a UMTS license and the launch of UMTS mobile telecommunications services in Germany. Pursuant to the agreement, France Telecom extended a €3,749 million loan to a company jointly owned by France Telecom and MobilCom to fund that company's bid for a UMTS license. In October 2000, France Telecom contributed its share in this company to MobilCom in exchange for a 28.5% equity interest in MobilCom which was subsequently contributed to Orange SA.

In connection with these transactions, France Telecom, MobilCom and MobilCom's founding shareholder entered into a cooperation framework agreement, with notably put and call option agreements exercisable under certain conditions.

MobilCom was accounted for under the equity method from November 1, 2000. Goodwill arising from the acquisition amounted to €2,700 million and was initially amortized over a 20-year period (see Note 18).

Wind

On July 28, 2000, France Telecom reached an agreement with Enel and Deutsche Telekom to purchase Deutsche Telekom's entire 24.5% interest in Wind. France Telecom acquired a 18.9% shareholding for €2,082 million, bringing its ownership of Wind to 43.4%, with Enel owning the remaining 56.6%.

Wind is accounted for under the equity method and the preliminary goodwill arising from the acquisition of the additional 18.9% amounts to €1,994 million and is amortized over 20 years. Following the finalization of the purchase price allocation exercise in 2001, goodwill amounted to €1,523 million before the Infostrada contribution.

TP SA

In October 2000, following an agreement between the Polish government and a consortium led by France Telecom, France Telecom acquired 25% and Kulczyk Holding, its partner in the consortium, acquired 10% of the share capital of Telekomunikacja Polska SA (TP SA), Poland's state-owned telecommunications operator, for total consideration of €4.5 billion, of which France Telecom contributed €3.4 billion. At December 31, 2000, preliminary goodwill arising from the acquisition amounted to €2,701 million and was amortized over 20 years starting on October 1, 2000. Following the revaluation to fair value of the assets and liabilities of TP Group, the goodwill relating to this first lot amounts to €2,235 million at December 31, 2002. Moreover, put and call options have been agreed between Kulczyk Holding and France Telecom relating to the participation of Kulczyk Holding in TP SA and to the financing by Kulczyk Holding of its acquisition of TP SA shares (see Note 28). This investment has been accounted for under the equity method since October 1, 2000 and fully consolidated since April 1, 2002.

JTC

In January 2000, the consortium composed of France Telecom and the Arab Bank of Jordan reached an agreement with the Jordanian government over the acquisition of 40% of the capital of the Jordanian telecommunications operator, Jordan Telecommunications Company (JTC), for $508 million (€510 million). This acquisition was made through a holding company, Jitco, held 88% by France Telecom and 12% by the Arab Bank of Jordan. Goodwill amounts to €342 million and is amortized over 15 years. This investment has been proportionately consolidated from January 1, 2000.

Wanadoo IPO

On July 19, 2000, France Telecom carried out an IPO of its newly created wholly owned subsidiary Wanadoo with a listing on Euronext Paris. Approximately 10% of the outstanding shares of Wanadoo were listed through the issuance by Wanadoo of new shares and the sale by France Telecom of existing shares. The proceeds from the offering amounted to approximately €2 billion. This IPO was followed in October 2000 by Wanadoo's purchase of minority interests in France Telecom's Internet subsidiaries in Spain and in the Netherlands in exchange for newly issued Wanadoo shares. The effect of these two transactions resulted in an after tax gain in 2000 of €1,952 million. As a result of these transactions, France Telecom's interest in Wanadoo decreased to 88.64% at December 31, 2000.

Main acquisitions and divestitures in non consolidated investments (see Note 8)

4. GOODWILL RELATING TO CONSOLIDATED SUBSIDIARIES

Main goodwill arising from fully or proportionately consolidated subsidiaries is as follows:

(in millions of euros)	Cost[1]	December 31, 2002		December 31, 2001
		Accumulated depreciation	Net book value	Net book value
Orange	**25,667**	**(4,168)**	**21,499**	**24,490**
Orange PCS	21,901	(2,559)	19,342	21,870
Orange Communications SA (Switzerland)	2,619	(1,167)	1,452	2,401
Orange SA	410	(10)	400	—
Other Orange	737	(432)	305	219
Equant/Global One	**5,976**	**(5,321)**	**655**	**6,290**
Wanadoo	**3,445**	**(602)**	**2,843**	**2,908**
Freeserve	1,853	(170)	1,683	1,898
QDQ Media (ex Indice Multimedia)	342	(29)	313	311
Wanadoo España	326	(148)	178	247
Pages Jaunes	319	(72)	247	263
eresMas	283	(3)	280	—
Other Wanadoo	322	(180)	142	189
TP Group	**2,464**	**(269)**	**2,195**	**—**
JTC	340	(199)	141	295
Mauritius	178	(18)	160	203
Other	**916**	**(734)**	**182**	**777**
Total	**38,986**	**(11,311)**	**27,675**	**34,963**

(1) Goodwill in foreign currency is converted at the closing rate.

Movements in net book value of goodwill are as follows:

(in millions of euros)	2002	2001	2000
Opening balance	34,963	36,049	1,206
• Acquisitions	850	8,027	35,757
• Divestitures	(95)	(6,489)	—
• Effect of fully consolidating TP Group (see Note 3)	2,564	—	—
• Amortization	(2,233)	(2,195)	(966)
• Exceptional amortization	(5,247)	(560)	—
• Translation adjustment	(2,733)	296	4
• Reclassification	(394)	(165)	48
Closing balance	27,675	34,963	36,049

The effects of the main acquisitions and divestitures are set out in Note 3.

In December 2001, divestitures related to the decrease in goodwill generated by the IPO of Orange and the contribution of Global One to Equant.

The principal amortization charges to goodwill from fully or proportionally consolidated companies can be analyzed as follows:

	At December 31,		
(in millions of euros)	2002	2001	2000[1]
Orange	(1,300)	(1,366)	(527)
Of which Orange PCS	(1,133)	(1,157)	(458)
Of which other Orange	(167)	(209)	(69)
Equant/Global One [2]	(492)	(377)	(251)
Wanadoo	(256)	(248)	(68)
TP Group [3]	(99)	—	—
Other	(86)	(204)	(120)
Total [4]	(2,233)	(2,195)	(966)

(1) In 2000, Orange PCS for 4 months.
(2) At December 31, 2001, Equant (for the period from July 1, to December 31) and Global One (12 months). At December 31, 2000 Global One consolidated for 12 months (3 months proportionally, 9 months fully consolidated).
(3) Fully consolidated since April 1, 2002.
(4) Does not include exceptional amortization.

Moreover the recoverable value of goodwill has been examined at the close using the method described in Note 2.

At December 31, 2002, the following perpetual growth rates and discount rates have been applied to the expected cash flows by France Telecom on the basis of economic assumptions and forecast operating conditions used by France Telecom:

	2002		2001	
	Perpetual growth rate	Discount rate	Perpetual growth rate	Discount rate
Orange	3%	9%	3.5%	9%
TP Group	3%	10.5%	—	—
Equant	3%	10.5%	4%	9.5%
Wanadoo				
– Internet	4.5%	12.5%	5%	10%
– Directories	3.5%	9%	3%	8%

Compared to the excess of estimated value in use over carrying value, the sensitivity of value in use to a change in one point of the perpetual growth rate or discount rate respectively is as follows (France Telecom group share):

		Impact of a one point decrease/ increase in the	
(in billions of euros)	Excess of value in use over carrying value	Perpetual growth rate	Discount rate
Orange	12.4	(5.0)/7.1	11.4/(8.2)
TP Group	0.3	(0.5)/0.6	0.9/(0.7)
Equant	0.0	(0.1)/0.2	0.2/(0.2)
Wanadoo			
– Internet	5.0	(0.4)/0.5	0.9/(0.7)
– Directories	3.3	(0.3)/0.5	0.8/(0.5)

Compared to France Telecom's objectives at the time of the successive acquisitions of Global One and Equant, the limited growth in sales as well as the uncertainties linked to the persistence of a worsened economic and competitive environment, as seen during the fourth quarter of 2002 when preparing the 2003 budget, have led to the application of a perpetual growth rate less from year five and to increase the discount rate by 1 point. Following this review, an exceptional impairment amortization of goodwill has been recorded for €4,244 million, as well as an impairment of the Radianz goodwill (see Note 7), i.e. a charge of €4,375 million (€4,300 million group share). Therefore the book value of Equant converted into euros at closing rate is €1,570 million group share.

Moreover, an impairment through exceptional amortization has been recorded on Orange Communications SA for €872 million (€872 million group share) bringing its book value to €2,321 million (including current accounts) for the group share and on JTC for €131 million (€115 million group share) bringing its book value to €309 million group share at the closing exchange rate.

At December 31, 2001 exceptional goodwill amortization relates to Ananova and Wildfire (€211 million) and to the restructuring and other related costs for the new Equant/Global One entity (€349 million) included in the acquisition cost.

Translation adjustments result mainly from the recording in foreign currency of goodwill relating to non-euro zone companies. The exchange rate adjustments recorded in 2002 are primarily due to the impact of the evolution of sterling (€1,492 million), the US dollar (€961 million) and the Polish zloty (€270 million) against the euro.

5.   OTHER INTANGIBLE ASSETS

	December 31,			
	2002			2001
(in millions of euros)	Cost	Accumulated depreciation	Net book value	Net book value
Telecommunications licenses	10,040	(731)	9,309	9,304
Patents and rights of use	789	(357)	432	782
Trademarks	4,888	(77)	4,811	4,965
Customer relationships	3,560	—	3,560	2,688
Other intangible assets	754	(455)	299	450
Total	**20,031**	**(1,620)**	**18,411**	**18,189**

Movements in the net book value of other intangible assets are as follows:

(in millions of euros)	2002	2001	2000
Opening balance	18,189	16,289	925
• Acquisitions of intangible assets	241	1,169	7,368
• Effects of acquisitions and divestitures	1,957	716	8,573
• Divestments	(25)	(31)	(14)
• Amortization and provisions	(368)	(382)	(214)
• Reclassification and other	(239)	76	(16)
• Translation adjustment	(1,344)	352	(333)
Closing balance	18,411	18,189	16,289

"Telecommunications licenses" at December 31, 2002 relates primarily to the net book value of operating licenses of UMTS and GSM mobile networks, in the United Kingdom (€7.0 billion), in France (€619 million), in Poland (€497 million) and in the Netherlands (€437 million).

The postponement in deployment of the UMTS network and services has lead France Telecom to review at December 31, 2002 the value in use of the United Kingdom UMTS license (€6.3 billion).

Given the close technical and commercial interconnectivity of the second and third generation services offers, this examination consisted, at the Orange PCS level, of comparing the net book value of second and third generation intangible assets and plant, property and equipment with the expected cash flows over the duration of the UMTS license, on the basis of the business plan, discounted at 9%.

It did not reveal the need for an impairment charge at December 31, 2002.

"Patents and rights of use" include mainly patents and cable usage rights.

Net "Trademarks" relates mainly to the Orange trademark for an amount of €4,336 million, TP Group trademarks for €198 million and Equant trademarks for €277 million.

"Customer relationships" relate mainly to Orange in the United Kingdom, TP Group in Poland and Equant for amounts of €1,838 million, €1,068 million and €337 million respectively.

In 2002, the effect of acquisitions and divestitures relates mainly to the first full consolidation of TP Group for an amount of €1,993 million and the divestiture of TDF for €39 million.

The translation adjustment for the 2002 relates mainly to the impact of the evolution of sterling on United Kingdom intangible assets.

6.   PROPERTY, PLANT AND EQUIPMENT

	December 31,				
	2002			2001	2000
(in millions of euros)	Cost	Accumulated depreciation	Net book value	Net book value	Net book value
Land and buildings	11,519	(5,390)	6,129	6,301	8,348
Switching and transmission equipment	25,900	(18,278)	7,622	7,254	7,285
Cables and public infrastructure	24,590	(13,860)	10,730	8,461	9,055
Other network equipment	11,290	(4,607)	6,683	5,365	4,736
Computer and terminal equipment	9,221	(5,678)	3,543	3,138	3,102
Other	3,869	(2,308)	1,561	1,209	2,097
Total	**86,389**	**(50,121)**	**36,268**	**31,728**	**34,623**

Changes in the net book value of property, plant and equipment are as follows :

(in millions of euros)	2002	2001	2000
Opening balance	31,728	34,623	28,964
• Acquisitions of plant, property and equipment	7,421	7,811	6,993
• Effect of acquisitions and divestitures	6,738	(1,605)	4,210
• Sale of real estate	98	(1,963)	
• Other retirement and sales	(334)	(286)	(237)
• Depreciation expense	(7,542)	(6,613)	(5,509)
• Reclassification	(243)	(428)	(70)
• Translation adjustment	(1,598)	189	272
Closing balance	36,268	31,728	34,623

The effect of acquisitions and divestitures relates mainly to:

in 2002,

(i) the full consolidation of TP Group for €7.4 billion,

(ii) the divestiture of the TDF sub group for €672 million.

in 2001,

(i) the first consolidation of Equant NV, for €699 million,

(ii) the equity accounting of Nortel/Telecom Argentina previously proportionally consolidated, for €2.7 billion,

(iii) the change in the percentage of proportional consolidation of ECMS, for €156 million,

(iv) the first consolidation of Mauritius Telecom for €120 million.

in 2000,

(i) the consolidation of Orange plc for a total of €2,685 million and of Orange Communications SA (Switzerland) for €704 million,

(ii) to Global One (previously accounted for using the proportionate consolidation method) for €444 million.

In November 2001, France Telecom concluded a binding reciprocal agreement with a consortium of real estate investors to sell 431 office and mixed technical buildings. A gain on disposal, net of costs, amounting to €705 million, was recorded in non-operating results in 2001.

In 2002, notarial deeds signed related to 409 buildings, 22 buildings having been removed from the sale without a significant impact on the gain. The income from the sale (€2.6 billion) was received in 2002.

At the same time France Telecom committed to re-lease through 6-9 year leases these buildings except for certain assets to be vacated in the short-term (see Note 28).

The translation adjustment in 2002 relates mainly to the impact of the evolution of the zloty, sterling and the US dollar compared to the euro.

7. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

The carrying values of France Telecom's investments in affiliates are as follows (in millions of euros):

Company	Principal activities	At December 31, % control 2002	2002	2001	2000
Tower Participations SAS[1]	Broadcasting	36.2	100	—	—
TP SA[2]	Telephony operator in Poland	—		4,552	3,441
Wind Infostrada	Telephony operator in Italy	26.6	1,596	3,349	2,011
BITCO/TA Orange Company Ltd	Mobile Telephony operator in Thailand	49.0	406	460	370
Radianz	Equant subsidiary	49.0	97	301	0
PTK Centertel[3]	Mobile Telephony operator in Poland	—	—	164	60
Eutelsat[4]	Satellite organization	25.4	350	—	—
Télévision Par Satellite (TPS)[5]	Satellite television packages	—	—	(67)	(99)
FT1CI[6]	Holding company for STMicroelectronics investment	—	—	—	785
MobilCom[6]	Telephony operator in Germany	See below	—	0	3,687
Nortel/Telecom Argentina		See below	0	0	—
Other			15	153	251
Total			**2,564**	**8,912**	**10,506**

(1) Tower Participations SAS, a holding company for TDF, is accounted for under the equity method since December 31, 2002 following the investment in 36.20% of the capital by France Telecom (see Note 3).

(2 and 3) The Polish entities TP SA and PTK Centertel, were equity accounted up to March 31, 2002, and were fully consolidated from April 1, 2002 (see Note 3).

(4) Eutelsat is equity accounted from January 1, 2002 (investment in the course of divestment (see Note 30).

(5) Divestiture of investment during the first six months of 2002 (see Note 3).

(6) Transferred into non consolidated investments.

Wind

As part of the strategic review of its investments performed in the fourth quarter of 2002, France Telecom has reassessed the value in use of Wind. This has been determined on the basis of a multicriteria approach. On this basis, an impairment charge of €1,695 million has been recorded of which €371 million through shareholders' equity (including €320 million for the group share) for the amount of revaluation previously recorded via shareholders' equity (see Note 3) and €1,324 million in non operating charges (i.e., €1,142 million group share).

Moreover, additional provision for risks related to Wind, amounting to €303 million was recorded at December 31, 2002 in other liabilities.

This depreciation has been allocated firstly to the intangible assets arising in Wind from its regrouping with Infostrada.

Telecom Argentina

Since December 21, 2001, Telecom Argentina is accounted for using the equity method and no longer via proportional consolidation; its value under equity accounting has been taken down to nil. The suspension on December 21, 2001 by the Argentinean government of the peso dollar conversion created a major liquidity crisis for Telecom Argentina. The debt of Telecom Argentina is mainly denominated in dollars whereas its operating cash flows are denominated in Argentinean pesos, which suffered from a devaluation of more 240% compared to the dollar.

Therefore, since December 21, 2001, given the decision by France Telecom and its partner Telecom Italia not to increase their commitments in Telecom Argentina, the suspension of the peso conversion followed by its devaluation lead to a process of restructuring of Telecom Argentina's debt with a massive dilution of France Telecom and Telecom Italia's interests through the conversion of part of this debt into capital.

Therefore France Telecom saw, from this date, its ability to manage to Telecom Argentina's financing and operating policy in order to derive value from its activities de facto considerably diminished and reduced to a level not exceeding that of significant influence.

The events of 2002 confirm the assessment made by France Telecom:

- In early 2002, Telecom Argentina stopped making payments linked to the servicing of its borrowings. In the fourth quarter of 2002, discussions commenced formally with creditors of Telecom Argentina to define the different processes of restructuring (forgiveness of debt, rescheduling, conversion of part of the debt into capital instruments, rights within Telecom Argentina management). The process is progressing based on legal and regulatory changes in the country, which has amended its laws relating to payment of foreign currency debt and bankruptcy several times.

- At the Nortel Inversora level (majority shareholder of Telecom Argentina in which France Telecom and Telecom Italia own shares), this process results in the preemption of any cash flows issued from Telecom Argentina by the bearers of preference shares of Nortel Inversora who have, moreover, acquired in the third quarter of 2002, 32.2% of the voting rights in general meetings of shareholders and representation on the board.

France Telecom neither intends nor is obligated to increase its commitments in Argentina.

MobilCom

Following the decision by the Group to withdraw from MobilCom, and following the agreements signed with MobilCom, the MobilCom shares have been transferred to non consolidated investments in the second half of 2002.

The evolution of France Telecom's relationship with MobilCom since the 2001 financial close, and the accounting impacts are described in Note 18.

Changes in investments in affiliates are as follows:

(in millions of euros)	2002	2001	2000
Opening balances	8,912	10,506	1,066
• Investments made in affiliates including share capital increases[1]	260	1,208	9,958
• Contribution of LHS in Sema Group	—	—	348
• Contribution of Infostrada in Wind	—	934	—
• Effect of transfer to investment securities	(51)	(786)	(565)
• Depreciation of the equity accounting values[2]	(1,711)	(839)	—
• Effect of acquisitions, divestitures and reclassification	(4,039)	1,326	74
• Equity in net income/(loss) of affiliates	(367)	(890)	(275)
• Amortization of goodwill	(119)	(336)	(126)
• Exceptional amortization of goodwill[3]	(131)	(2,697)	—
• Dividends received from affiliates	(2)	49	(1)
• Translation adjustments[4]	(188)	437	27
Closing balance	**2,564**	**8,912**	**10,506**

(1)   For 2000, investments include €2,076 million paid in 2001.

(2)   Of which for 2002, €(1,695) million for Wind , €(15) million for Novis. For 2001, €(839) million for MobilCom.

(3)   For 2002, relates to Radianz and for 2001 related to MobilCom €(2,509 million) and Telecom Argentina €(185 million).

(4)   Including €(122) million relating to TP SA prior to its full consolidation from April 1, 2002 and €(25) million relating to BITCO and TA Orange Company Ltd.

At December 31, 2002, the investments made and capital increases include (i) the accounting for Tower Participations SAS under the equity method since December 31, 2002 for €100 million following the investment in this company, and the sale to it of 100% of the shares of TDF (ii) an increase in the capital of BITCO/TA Orange Company Ltd for €69 million. At December 31, 2001, investments concern primarily TP SA as described in Note 3. At December 31, 2000, investments concerned the mobile telephony operator MobilCom (Germany) and the operators TP SA (Poland) and Wind (Italy) as described in Note 3.

At December 31, 2002, the effect of acquisitions and divestitures concerns mainly (i) the Polish entities TP SA for €(4,404) million and PTK Centertel for €(148) million, accounted for under the equity method until March 31, 2002 and fully consolidated from April 1, 2002, (ii) the initial accounting under the equity method of Eutelsat for €280 million, (iii) the divestiture of TPS for €67 million (see Note 3). At December 31, 2001, they concern mainly (i) the difference arising on the revaluation of €620 million in the equity accounted value prior to the additional investment in Wind in July 2001 on the basis of fair value at that date, (ii) the entry of the Radianz shares held by Equant, for €342 million and (iii) the equity accounting of Nortel/Telecom Argentina.

Following these different transactions, the net book value at December 31, 2002 of the principal goodwill is as follows :

(in millions of euros)	At December 31,		
	2002	**2001**	**2000**
TP SA[1]	—	2,574	2,668
Wind[2]	823	867	1,953
BITCO/TA Orange Company Ltd	300	331	243
Radianz[3]	0	155	—
MobilCom	—	0	2,678
Nortel/Telecom Argentina	0	0	—
Other	—	29	39
Total	**1,123**	**3,956**	**7,581**

(1)   The telephony operator in Poland, equity accounted to March 31, 2002, is fully consolidated from April 1, 2002 (see Note 3).

(2)   The decrease in 2001 in the net goodwill for Wind is due mainly to (i) the impact on the preliminary goodwill in 2000 of the purchase price allocation exercise on the assets and liabilities acquired and (ii) the dilution effect following the contribution of Infostrada to Wind (see Note 3). In 2002, the depreciation resulting from the review of Wind's recoverable value is allocated to the intangible assets of Wind.

(3)   Exceptional depreciation of the goodwill of Radianz, a subsidiary of Equant, for €131 million as part of the review of Equant's value in use (see Note 4).

The equity in net income/(loss) of affiliates is presented as follows:

(in millions of euros)	Year ended December 31,		
	2002	**2001**	**2000**
TP SA[1]	6	65	52
Eutelsat[2]	70	—	—
BITCO/TA Orange Company Ltd	(80)	(58)	(1)
MobilCom	—	(178)	(40)
Wind	(305)	(358)	(253)
Nortel/Telecom Argentina[3]	—	(178)	—
FT1CI	—	—	181
Other companies	(58)	(183)	(214)
Equity in net income/(losses)	**(367)**	**(890)**	**(275)**

(1)   Over three months in 2000, over twelve months in 2001 and over three months in 2002 (fully consolidated from April 1, 2002, see Note 3).

(2)   Eutelsat is equity accounted from January 1, 2002.

(3)   The equity in net losses covers the period from December 21 to December 31, 2001 and corresponds mainly to the exchange loss made by these companies on their dollar denominated debt.

8. OTHER INVESTMENT SECURITIES AND RELATED RECEIVABLES

France Telecom's main investment securities are as follows:

		At December 31, 2002			At December 31, 2001
(in millions of euros)	% interest	Cost	Provision	Net book value	Net book value
Bull SA	16.9	438	(438)	0	0
Bull SA other instruments	—	33	(33)	0	0
Panafon	—	—	—	—	35
Sprint PCS	5.5	306	(39)	267	306
MobilCom[1][4]	28.3	0	0	0	—
Quoted companies		**777**	**(510)**	**267**	**341**
NTL[2]	—	8,166	(8,166)	0	1,369
FT1CI	36.2	462	0	462	464
Satellite organizations[3]	—	97	(3)	94	335
Optimus[4]	20.2	142	(30)	112	122
Connect Austria[4]	17.5	220	(130)	90	112
Other companies		735	(342)	393	497
Non quoted companies		**9,822**	**(8,671)**	**1,151**	**2,899**
Total		**10,599**	**(9,181)**	**1,418**	**3,240**

(1) Transfer in the second half of 2002 of the nil value under equity accounting of MobilCom shares (see Notes 7 and 18).

(2) At December 31, 2001, NTL was quoted.

(3) In 2002, Inmarsat and Intelsat only, Eutelsat was accounted for under the equity method since January 1, 2002 (see Note 7). In 2001, Inmarsat, Intelsat and Eutelsat.

(4) This represents the Orange group interest. The Orange group is held 86.29% by France Telecom.

NTL

At the beginning of 2002, NTL commenced a process of financial restructuring and set up a business plan based on the entry of a new strategic shareholder. After the 2001 financial statements were issued, the strategic investors with whom NTL was in negotiation withdrew. On May 8, 2002, NTL proposed a financial restructuring plan (the plan) and filed for bankruptcy protection in a United States bankruptcy court. On September 5, 2002, this plan, previously approved by the bondholders of NTL, and by France Telecom, was approved by the bankruptcy court. It is applicable from January 10, 2003.

Under this plan, NTL and its subsidiaries have been reorganized into two separate groups around the former holding companies previously called NTL Communication Corporation (now NTL Incorporated) regrouping the British and Irish operations and NTL Incorporated (now NTL Europe Incorporated), regrouping the networks of continental Europe, with the exception of the investment of 27% in Suez Lyonnaise Telecom (Noos), which was transferred to France Telecom (see Note 10).

In accordance with this plan, France Telecom is to receive in exchange for its shares and receivables from NTL and for payment of US $25 million:

- 6,040,347 NTL Incorporated warrants exercisable until January 10, 2011, and giving the right to 10.68% of the ordinary shares of NTL Inc. (before dilution) at an exercise price of US $309.88. In mid February 2003, the market value of these Warrants amounted to approximately US $2 million.

- 376,910 ordinary shares in NTL Europe Inc. (representing 1.9% of the ordinary shares of NTL Europe Inc. before dilution), which are not publicly traded.

At the close of its 2001 financial statements, France Telecom had reassessed the value in use of its investment in NTL in the context set out above of the search by NTL of a new strategic investor. This had lead to the recording of a non operating charge of €5,910 million.

Following NTL's restructuring plan, France Telecom recorded in the first half of 2002, a supplementary provision of €1,633 million (adjusted to €1,641 million at December 31) in non operating charges, including:

- an additional provision for the call option held by financial institutions on preferred shares which had been bought by France Telecom on July 12, 2002, for $1.1 billion. A provision relating to this commitment had already been made in 2001 for €811 million.

- a provision for additional depreciation of the shares held in the balance sheet, to write them down to zero.

Panafon

On November 29, 2002, France Telecom sold to Vodafone International Holdings BV its 11% investment in the Greek telecommunications operator Vodafone-Panafon for €310 million. At the same time, France Telecom acquired from Vodafone Group plc, for an amount of €10 million an option for payment in cash ("cash settlement option") to cover in full its financial risk linked to the exchange of the France Telecom 4.125% bond convertible into Panafon shares maturing on November 29, 2004 (see Note 13). This option has the same characteristics (exercise price, maturity and adjustment variables) as the exchangeable bond. The gain before tax arising on this transaction amounts to €274 million.

FT1CI/STMicroelectronics

At the end of 2001, France Telecom agreed with its French and Italian partners to progressively withdraw from STMicroelectronics NV (STM) in which it held an interest via FT1CI and intermediary holding companies.

In this context, in December 2001, STMicroelectronics Holding II BV (STH II) the holding company through which France Telecom, Areva, and Finmeccanica held together an investment of 43.4% of the capital of STMicroelectronics NV (STM) made a private placement of 69 million STM shares, of which 39 million on behalf of France Telecom and 30 million for Finmeccanica. Following this placement and as part of the new agreement with Areva, France Telecom reduced from 49% to 36.2% its holding in FT1CI, the company holding indirectly 50% of the capital of STH II. This operation generated a gain before tax of €1,068 million.

Simultaneous to the placement of STM shares by STH II, France Telecom issued notes exchangeable for STM shares for a nominal value of €1.5 billion (see Note 13). These notes are exchangeable from January 2, 2004 into 30 million existing STM shares, subject to subsequent adjustment of the exchange ratio.

On July 29, 2002, France Telecom issued for a value of €442 million, 21,138,723 notes exchangeable for STM shares from January 2, 2004 (see Note 13). The number of STM shares which France Telecom will deliver to the holders of the notes will be a maximum of 26.42 million (representing the balance of its indirect holding in STM) and a minimum of 20.13 million, depending on the share price at the maturity date of August 6, 2005. If the price exceeds €21.97 at maturity, France Telecom will have 6.3 million STMicroelectronics NV shares available for divestment on the market.

The STM shares underlying the notes issued have been placed in escrow by STH II and will be transferred to France Telecom through the exercise of call options issued by STH II. As part of the agreement with Areva, France Telecom has committed to reduce its share in FT1CI through and in proportion to the number of STM shares which are transferred to holders of the exchangeable notes.

Sprint FON

As part of a public offering France Telecom sold its share of 9.9% of Sprint FON, the American telecommunications operator, for US$ 1,616 million (€1,899 million) on June 4, 2001. The pre-tax gain on this transaction (net of exchange) amounts to €181 million.

Sema Group plc

On February 12, 2001, in accordance with the agreement reached with Schlumberger and Sema Group plc, France Telecom contributed its investment in Sema Group plc to the public offer for an amount of €931 million. The pre-tax gain on this transaction amounts to €401 million.

KPN Orange

In February 2001, France Telecom sold its 50% share in KPN Orange (Belgium) to KPN Mobile for a net cash payment of €500 million, including €102 million for the reimbursement of short-term borrowings. Since KPN Orange was reflected at fair value in the purchase price allocation of Orange plc, this transaction has no effect on the income before tax for the period.

9. TRADE ACCOUNTS RECEIVABLE, LESS ALLOWANCES

Programs for the sale of commercial receivables are in place for France Telecom SA and for the Orange group.

These programs cover existing receivables at the date the securitization transaction was entered into and those receivables arising as services are rendered during the planned duration of the programs. The sellers ensure the servicing of such receivables for the purchasers.

The purchasers, with a legal form under the law applicable in each country, obtain finance from third parties via securitization conduits with deferred price mechanisms or subordinated units subscribed by the sellers.

The deferred prices and the subordinated units represent residual interests retained in the receivables by the sellers. These are destined to cover the risk of non recovery of the sold receivables removed from the balance sheet. These residual interests are recorded under "Other long-term assets". The accounting treatment for sales of receivables is presented in Note 2.

Sale of commercial receivables by FT SA

France Telecom SA has made sales of commercial receivables without recourse for fixed line telephony contracts with business customers and consumers in mainland France, with Fonds Commun de Créances ("FCC"). These receivables sale programs have a duration planned until December 2003 (renewable).

Sale of commercial receivables within the Orange group

Orange entered into programs for the sale of receivables in December 2002, whereby the receivables of the mobile activities of Orange France and Orange PCS in the United Kingdom have respectively been transferred without recourse to an FCC under French law and a trust established in Jersey under United Kingdom law.

These programs have a planned duration of 5 years which can be reduced if the funding is stopped in advance.

The impact of these securitization programs is as follows;

(in millions of euros)	At December 31, 2002	At December 31, 2001
Net receivables sold	3,078	1,765
• FT SA Consumers	1,541	1,765
• FT SA Business customers	823	—
• Orange	714	—
Residual interests		
• Interests in FCC and deferred price	1,679	1,049
• Depreciation	(312)	(198)
Net residual interests	1,367	851
Impact on cash flows for the period (excluding costs of sale and excluding bad debt)		
• for the period	797	914
• cumulated	1,711	914

10. PREPAID EXPENSES AND OTHER CURRENT ASSETS

This includes notably deductible VAT (€1.4 billion), income tax down payments (€0.3 billion) and deferred debt issue costs (€0.3 billion).

It also includes:

* at December 31, 2001, the short-term portion of the notes for €1,187 million received in payment of the sale by France Telecom of its share of 49.9% in Noos in 2001, from Morgan Stanley Dean Witter Private Equity and NTL Inc. (respectively 22.9% and 27% of the 49.9%).

* at December 31, 2002, after the payment received from Morgan Stanley Dean Witter Private Equity, an amount of €125 million for the NTL notes, net of provision. As part of the NTL restructuring plan (see Note 8) these notes were cancelled at the beginning of 2003 in exchange for the 27% of Noos held by NTL since the sale in 2001 and over which France Telecom maintained pledges.

To the extent that the gain on divestiture of €333 million was recorded in deferred income in 2001 within the context of the financial restructuring of NTL, in 2002 an additional charge of €285 million was recorded to bring the value of the NTL receivables to the value reassessed in 2002 of the Noos shares received in exchange at the beginning of 2003 (see Note 25).

11. DEFERRED INCOME

Deferred income includes amounts billed in advance for line rental subscriptions, inclusive telephone packages, advertising revenue from telephone directories as well as invoicing of civil works within the context of the contribution of cable networks.

12. NET BORROWINGS

France Telecom's net borrowings are as follows:

Net borrowings	Note	December 31, 2002	December 31, 2001
(in millions of euros)			
Notes convertible, exchangeable or redeemable in shares			
• Portion due after one year		8,110	10,750
• Portion due within one year		3,082	—
	13	11,192	10,750
Other long-term financial borrowings			
• Portion due after one year		38,788	43,793
• Portion due within one year		10,413	1,596
	14	49,201	45,389
Draw downs on syndicated lines of credit by FT SA			
• for €15 billion(1)		6,250	5,200
• for US $1.4 billion(2)		1,408	1,550
Bank overdrafts and other short-term borrowings		2,832	4,615
	15	10,490	11,365
Gross borrowings		**70,883**	**67,504**
Marketable securities		(45)	(1,138)
Cash		(2,819)	(2,943)
Net borrowings		**68,019**	**63,423**

---

(1)   Short-term (less than one year) draw downs by France Telecom SA on long-term multicurrency syndicated lines of credit have been accounted for as short-term borrowings. Tranche A for €5 billion has a maturity of 2003 extendable one year after Term Out and Tranche B for €10 billion has a maturity of 2005 (see Note 15).

(2)   Short-term (less than one year) draw downs by France Telecom SA on long-term multicurrency syndicated lines of credit have been accounted for as short-term borrowings with a maturity of 2004 (see Note 15).

At December 31, 2002, the contribution of newly consolidated entities in 2002 amounts to €3,619 million. The Polish TP Group, fully consolidated from April 1, 2002 contributes to group borrowings for €3,583 million at December 31, 2002.

The weighted average interest rate of France Telecom's net borrowings in 2002 was 5.90% compared to 5.82% for the year ended December 31, 2001. Moreover, the weighted average spot rate of long-term borrowings including bank loans and notes amounts at the end of December 2002 to 6.07% compared to 5.29% at the end of 2001.

The covenants on France Telecom borrowings are presented in Note 16.2.

13. NOTES CONVERTIBLE, EXCHANGEABLE OR REDEEMABLE IN SHARES

The table below gives details of outstanding notes convertible, exchangeable or redeemable in shares and issued by France Telecom SA at December 31, 2002. All these notes were issued by France Telecom SA.

(in millions of euros)	Amount issued[1]	Maturity	Interest rate %	At December 31, 2002	At December 31, 2001
Original Currency					
EUR	3,082	2003	2.500[2]	3,082	3,082
FRF	13,322	2004	2.000[3]	2,030	2,030
EUR	623	2004	4.125[4]	623	623
EUR	1,523	2004	1.000[5]	1,523	1,523
EUR	3,492	2005	4.000[6]	3,492	3,492
EUR	442	2005	6.750	442	—
Total notes convertible, exchangeable or redeemable in shares				**11,192**	**10,750**

(1)   In millions of currency.

(2)   Bond of nominal value of €12.7 exchangeable for Orange SA shares at a ratio of one share per bond, i.e. a price of €12.7 per share, this ratio could be subject to adjustment.

(3)   Bond of nominal value of €800 convertible into France Telecom shares between December 7, 1999 and January 1, 2004 at a ratio of 10.38 France Telecom shares per bond, i.e. a price of €77.07 per share; this ratio could be subject to adjustment.

(4)   Bond of nominal value of €1,000 exchangeable for Vodafone-Panafon shares between January 8, 2000 and November 29, 2004, at a ratio of 69.9574 shares per bond, i.e. an exchange price of €14.29 per share; this ratio could be subject to adjustment (see Note 8).

(5)   Bond of nominal value of €1,000 exchangeable for STMicroelectronics shares at a ratio of 19.6986 shares per bond, i.e. a price of €50.765 per share; this ratio could be subject to adjustment (see Note 8).

(6)   Bond of nominal value of €1,000 exchangeable for France Telecom shares at a ratio of 14.6014 France Telecom shares per bond, i.e. a price of €68.49 per share; this ratio could be subject to adjustment.

On July 29, 2002, France Telecom issued notes for €442 million. The notes of nominal value €20.92 bear interest at 6.75% per annum and mature on August 6, 2005. They are redeemable in STMicroelectronics shares from January 2, 2004 until July 27, 2005 (see Note 8).

14. OTHER LONG-TERM BORROWINGS

The table below presents an analysis of France Telecom's other long-term borrowings by type, after the effects of currency swaps:

(in millions of euros)	At December 31, 2002	At December 31, 2001
Other long-term borrowings		
Notes[1]	42,094	38,251
Capital leases	420	73
Bank loans	6,369	6,338
Other non bank loans[2]	318	727
Total other long-term borrowings including current portion	**49,201**	**45,389**

(1)   Excluding notes convertible, exchangeable or redeemable in shares (see Note 13).

(2)   Includes primarily the long-term portion of current accounts with minority associates in subsidiaries.

The table below presents the annual maturities of total long-term borrowings at December 31, 2002, after the effect of currency swaps:

(in millions of euros)	At December 31, 2002	At December 31, 2001
One year	10,413	1,596
Two years	6,101	10,070
Three years	6,038	5,405
Four years	4,869	6,223
Five years	1,942	3,940
Six years and above	19,838	18,155
Total other long-term financial borrowings	**49,201**	**45,389**

The table below sets out notes by issuer (excluding notes convertible, exchangeable or redeemable in shares):

	At December 31, 2002	At December 31, 2001
Notes[1]		
(in millions of euros)		
France Telecom SA	38,351	36,985
Orange Group	1,140	1,164
TP SA[2]	2,559	—
Other issuers	44	102
Total	**42,094**	**38,251**

(1)   Excluding notes convertible, exchangeable or redeemable in shares.

(2)   Fully consolidated from April 1, 2002 (see Note 3).

The table below gives details of other outstanding notes issued by France Telecom SA at December 31, 2002, before consideration of the impact of interest or currency swap agreements:

(in millions of euros)

Original currency	Amount issued[1]	Maturity	Interest rate (%)	At December 31, 2002	At December 31, 2001
FRF	2,500	2003	7.875	381	381
USD	1,000	2003	US Libor 3 months + 1.25[4]	954	1,135
EUR	2,250	2003	Euribor 3 months + 1[4]	2,250	2,250
CHF	200	2003	3.250	138	135
JPY[6]	275,000	2003	JP Libor 3 months + 0.55[4]	1,886	2,384
EUR	1,400	2003	Euribor 3 months + 0.375	1,400	1,400
FRF[5]	1,500	2004	5.750	229	229
EUR	3,500	2004	5.750[4]	3,450	3,500
JPY	50,000	2004	1.000[4]	402	434
EUR	1,000	2005	6.125	1,000	1,000
EUR	2,750	2005	5.000[4]	2,750	2,750
GBP	500	2005	7.000	769	822
FRF[5]	2,000	2005	4.800	305	305
FRF	1,000	2005	1.000[2]	152	152
CHF	1,000	2006	4.500[4]	689	674
USD	2,000	2006	7.200[4]	1,907	2,269
FRF	4,500	2006	6.250	686	686
FRF	300	2006	3.030 until 08/07/01 then indexed on TEC10[3]	46	46
FRF[5]	6,000	2007	5.750	915	915
EUR[7]	3,650	2008	6.750[4]	3,650	3,500
FRF[5]	3,000	2008	5.400	457	457
FRF	900	2008	4.600 until 03/13/02 then TEC10[3] less 0.675%	137	137
FRF	200	2008	10.165 less PIBOR 3 months	30	30
USD	500	2008	6.000	477	567
FRF[5]	1,500	2009	TEC 10[3]	229	229
EUR	2,500	2009	7.000	2,500	—
FRF[5]	3,000	2010	5.700	457	457
EUR	1,400	2010	6.625	1,400	1,400
USD	3,500	2011	7.750[4]	3,337	3,971
GBP	600	2011	7.500[4]	922	986
GBP	250	2017	8.000	384	—
GBP	450	2020	7.250	692	740
USD	2,500	2031	8.500[4]	2,382	2,837
Loans maturing in 2002				—	440
Currency swaps				988	(233)
Total other notes issued by France Telecom SA				**38,351**	**36,985**

(1) In millions of currency.
(2) With a redemption premium indexed on the value of France Telecom's shares, capped at 100% of the share value at issue, and covered by a swap of the same amount, which indexes this debt on PIBOR.
(3) TEC10: variable rate with constant 10-year maturity, determined by the *Comité de Normalisation Obligataire*.
(4) Notes with coupons subject to revision in case of changes in credit rating.
(5) These loans, initially denominated in French francs, have been converted into euros.
(6) Repurchase of JPY 40,380 million in 2002, i.e. an outstanding balance at December 31, 2002 of JPY 234,620 million.
(7) Of which €150 million issued in 2002.

France Telecom SA notes at December 31, 2002, are repayable at due date, and no specific guarantees have been given in relation to their issue. Moreover the outstanding notes of France Telecom SA at December 31, 2002 have not been guaranteed. Certain notes may be repayable in advance, at the request of the issuer.

In December 2002, France Telecom made two notes issues:

- one for €2,500 million at 7%, maturing 2009,

- the other for GBP 250 million (€384 million at 8% maturing 2017).

Moreover, France Telecom made the following notes issues in January and February 2003:

(in millions of euros) Original currency	Amount issued (in millions of currency)	Maturity	Interest rate (%)	Amount issued
EUR	1,000	2007	6.000	1,000
EUR	3,500	2013	7.250	3,500
EUR	1,000	2033	8.125	1,000
GBP	250	2017	8.000	379
EUR	500	2033	8.125	500
Total				6,379

The table below gives details of other outstanding notes issued by the Orange group at December 31, 2002, before consideration of the impact of interest or currency swap agreements:

(in millions of euros) Original currency	Amount issued	Maturity	Interest Rate (%)	At December 31, 2002	At December 31, 2001
USD	197	2006	8.750	188	224
EGP(1)	340	2007	12.250	51	—
GBP	197	2008	8.630	303	324
USD	18	2008	8.000	18	21
EUR	94	2008	7.630	94	94
GBP	150	2009	8.880	231	247
USD	263	2009	9.000	251	298
Currency swaps				4	(44)
Total other notes issued by the Orange group				**1,140**	**1,164**

(1)   ECMS notes classified within other issuers before the transfer in July 2002 of this investment to the Orange group.

The notes of Orange are repayable at maturity and no specific guarantees have been given related to these issues. Moreover certain notes may be repayable in advance, at the initiative of Orange.

Investments and sundry other assets held by the Orange group have been pledged or given in guarantee to lending financial institutes to cover bank loans and credit lines (see Note 28).

The table below gives details of other outstanding notes issued by TP SA at December 31, 2002, before consideration of the impact of interest or currency swap agreements:

(in millions of euros)	Amount issued (in millions of currency)	Maturity	Interest rate (%)	At December 31, 2002
Original currency				
USD	200	2003	7.125	191
PLN	200	2003	[1]	50
EUR	500	2004	6.125	500
PLN[3]	300	2005	7.250	75
EUR	400	2006	6.625	400
EUR	100	2006	6.688	100
EUR	475	2007	[2]	475
USD	800	2008	7.750	763
Currency swaps				5
Total other notes issued by TP SA				**2,559**

(1)   Of which PLN 70 million at 8.200%, PLN 30 million at 8.000%, PLN 70 million at 7.670% and PLN 30 million at 7.500%.

(2)   Of which €325 million at 6.500% and €150 million at 6.563%.

(3)   Issue of December 2002.

Assets held by TP Group have been pledged to financial institutions to cover loans for €188 million.

15. OTHER SHORT-TERM BORROWINGS

The table below presents an analysis of France Telecom's other short-term borrowings by type, after the effects of currency swaps:

(in millions of euros)	At December 31, 2002	At December 31, 2001
Other short-term borrowings		
Bank loans[1]	8,024	7,619
Short-term notes and commercial paper	1,058	2,369
Overdrafts	1,273	995
Other loans	135	382
Total	**10,490**	**11,365**

(1)   Includes €7,658 million of short-term draw downs on long-term multi-currency syndicated credit lines of France Telecom SA as detailed below, of which €6,250 million and €1,408 million have been drawn from the credit lines of €15 billion and US$1.4 billion respectively.

Interest rates on France Telecom's short-term borrowings are generally based on French and foreign (essentially U.S.) money market rates.

The weighted average interest rate on negotiable bills and bank loans (after taking into account the effect of interest rate hedging instruments) amounts to 4.25% at December 31, 2002, compared to 4.38% at December 31, 2001.

At December 31, 2002, France Telecom had the following bilateral and syndicated credit lines:

		At December 31, 2002		
	Original currency	Amounts in millions of currency	Equivalents in millions of euros	Amounts drawn in millions of euros
FT SA Bilateral credit lines				
Long-term[4]	EUR	450	450	—
Bank overdrafts	EUR	150	150	—
Orange Bilateral credit lines				
Short-term	EUR	50	50	44
Long-term	USD	259	250	250
Long-term	EGP	739	156	155
Sundry Orange			129	101
TP Group Bilateral credit lines				
Long-term and short-term[5]	EUR	644	644	323
Long-term	PLN	1,109	276	135
FT SA Syndicated credit lines				
Long-term	MC [1]	15,000	15,000	6,250
Long-term	MC [2]	1,400	1,335	1,408
Orange Syndicated credit lines				
Long-term[4]	GBP[3]	1,216	1,869	1,438
Long-term[4]	EUR	389	389	365

[1]   Multi-currency facilities, denominated in euro equivalents, including Tranche A for €5 billion, maturing in 2003 extendable one year after the Term Out and Tranche B for €10 billion, maturing in 2005.

[2]   Multi-currency facilities, denominated in US$ equivalents, maturing in 2004.

[3]   Facility matures in 2005.

[4]   At December 31, 2002, the amounts drawn against these credit lines are classified in long-term debt, portion due within one year.

[5]   Of which €28 million short-term and €295 million long-term.

On February 14, 2002, France Telecom negotiated a €15 billion syndicated multi-currency credit line which replaced the credit line negotiated within the framework of the acquisition of Orange plc.

The tranche A of this multi-currency credit line of €5 billion matured on February 14, 2003. A new credit line of €5 billion with maturity of 3 years was put in place.

16. EXPOSURE TO MARKET RISKS
16.1 Market risk management

In connection with its industrial and commercial activities, France Telecom is exposed to various types of market risks related to the management of the cost of its debt and the value of certain foreign currency denominated assets (foreign investment securities). Based on an analysis of its overall risk exposure, primarily due to changes in interest rates and exchange rates, France Telecom uses a variety of derivative financial instruments within limits set by management as to their potential impact on the statement of income, with the objective being to optimize the cost of financing.

France Telecom distinguishes between three different types of use of derivative financial instruments :

- *Long-term debt rate risk management*

France Telecom aims to balance its long-term debt portfolio between fixed and variable rate instruments in Euros so as to minimize the cost of financing, and uses firm and optional interest rate instruments (swaps, future, caps and floors) within limits established by management.

The following table analyzes long-term debt by interest rate, including all exchangeable and convertible notes and other long-term debt, with the short-term portion, taking into account the effect of interest rate and currency rate swap agreements:

(in millions of euros)	At December 31,	
	2002	2001
Notes and bank loans[1]		
Less than 5%	11,958	15,377
Between 5 and 7%	18,250	18,717
Between 7% and 9%	11,024	6,708
Greater than 9%	5,717	322
Total fixed rate (Weighted average spot rate: 6.18% at 12/31/02; 5.51% at 12/31/01)	46,949	41,124
Total variable rate (Weighted average spot rate: 5.68% at 12/31/2002; 4.70% at 12/31/01)	13,024	14,942
Total bank loans and notes (Weighted spot rate: 6.07% at 12/31/02[2]; 5.29% at 12/31/01)	59,973	56,066
Capital leases	420	73
Total long-term borrowings	**60,393**	**56,139**

---

(1)   Long-term debt including notes convertible, exchangeable and redeemable in shares.

(2)   6.15% after taking into account swaps qualifying as trading.

The interest rate swaps at December 31, 2002 included in the table above are as follows:

Swaps to cover long-term debt	Less than one year	One to five years	More than five years	Nominal
	in millions of euros			
Swaps paying fixed rate and receiving variable rate	4,228	4,220	261	8,709
Swaps paying variable rate and receiving fixed rate	1,136	1,474	553	3,163
Swaps paying variable rate and receiving variable rate	61	50	229	340
Swaps of structured issues against variable rate	10	198	168	376

Moreover, interest rate swaps are used to cover a part of France Telecom's future bond issues. At December 31, 2002, €300 million of forward fixed rate swaps is available to France Telecom to cover future notes issued at variable rate, and €150 million fixed rate swaps to cover future issues at fixed rate.

At December 31, 2002, a notional amount of €3,449 million of swaps and €1,420 million from Bobl contract sales (future contract on 5 year bills from the Federal State of Germany), respecting France Telecom's hedging policy, but not qualifying as hedges for accounting purposes is available to France Telecom.

- *Short-term debt rate risk management*

France Telecom manages a treasury position as either lender or borrower depending on cash flows provided by operating cash flows and maturities of long-term debt.

France Telecom periodically reviews its projected short-term debt position and may use derivative interest rate instruments (future rate agreements, short-term swaps, EURIBOR contracts and interest rate collar agreements) to cover this position against unfavorable changes in interest rates.

At December 31, 2002, France Telecom SA had derivative interest rate instruments covering the short-term debt interest rates as follows :

(in millions of euros)	Notional amount
Short-term swaps allocated to short-term notes issued	291
3 month Euribor contract	21,094
Interest rate collar (purchase of cap/sale of floor)	2,950

- *Analysis of the sensitivity of the group to a change in rates*

An immediate increase in short-term interest rates of 1% would generate an increase for the year of €182 million in interest costs for 2003, before taking into account the notes issues in January and February 2003 and €139 million after taking them into account.

Foreign currency risk management

Net borrowings by currency, taking into account the effect of currency swap contracts, are as follows. The amounts below do not indicate exchange rate risk.

(euro equivalent at closing rate)	Analysis of net borrowings by currency				
	FT SA	**Orange**	**TP Group**	**Other**	**Total**
EUR	57,480	457	1,030	477	59,444
USD	1,259	250	486	321	2,316
GBP	231	2,660	—	(3)	2,888
PLN	196	—	2,067	—	2,263
Other currencies	1,068	126	—	(86)	1,108
Total	**60,234**	**3,493**	**3,583**	**709**	**68,019**

The activities of France Telecom abroad are carried out by subsidiaries operating essentially in their own countries. Therefore, the exposure of its subsidiaries to foreign currency risk on these commercial operations is limited.

France Telecom usually hedges the risk related to the issuance of foreign currency borrowings.

The following table gives details of the exposure to exchange rate fluctuations of the foreign currency borrowings of the entities bearing the principal exchange rate risks: FT SA, Orange and TP Group.

	USD	PLN	GBP	CHF	EUR	Total Converted into euros	MEUR Increase in the currency of 10%
FT SA	(1,433)	(789)	(151)	(196)		(1,930)	(193)
TP Group	(510)				(1,030)	(1,516)	(57)
Orange	(403)				(99)	(483)	(46)
Total (currency)	(2,346)	(789)	(151)	(196)	(1,129)	(3,929)	
Total (euro)	**(2,237)**	**(196)**	**(232)**	**(135)**	**(1,129)**	**(3,929)**	**(296)**

The table above presents a scenario corresponding to exchange rate fluctuations of 10% maximizing the exchange rate risk of FT SA and TP Group, i.e. a decrease of 10% of the value of the euro against the dollar, sterling and the Swiss franc, as well as an increase in the dollar of 10% against the zloty, with euro-zloty parity remaining stable.

For Orange, the assumptions are on the one side a decrease of 10% in the Slovak crown against the euro and on the other side a decrease of 10% in Romanian lei, of the Egyptian pound and the Dominican peso against the dollar.

An unfavorable exchange rate movement of 10% would engender an exchange loss of €296 million.

The following table gives, for the off balance sheet exchange rate instruments (currency swaps, foreign exchange forward contracts and currency options) held by the France Telecom group, details on the currencies to be delivered and to be received:

Amounts in millions of currency[1]	EUR	USD	JPY	GBP	PLN	Other currencies[2]
Asset leg of currency swaps	1,539	6,451	350,035	600	—	24
Liability leg of currency swaps	(9,935)	(8)		(361)	(8,142)	—
Currency to be received on forward currency contracts	1,046	3,603		1,094		421
Currency to be delivered on forward currency contracts	(5,563)	(307)	—	(46)	(790)	(676)
Currency options	270	(275)	—	—	—	—
TOTAL	**(12,643)**	**9,464**	**350,035**	**1,287**	**(8,932)**	**(231)**
euro conversion	(12,643)	9,024	2,814	1,978	(2,221)	(231)

(1)   Positive values indicate the currencies to be received and negative values indicate the currencies to be delivered.

(2)   In euro equivalent.

16.2 Cash flow management

- *Cash flow risk management*

The downgrading of France Telecom's ratings in the middle of 2002 to BBB- with stable outlook by Standard & Poor's and Fitch and to Baa3 with negative outlook by Moody's restricted France Telecom's access to capital markets at the same time as it faced significant loan repayments in 2003, 2004 and 2005.

This situation led France Telecom to announce on December 5, 2002 that the reinforcing of the financial situation of the group and its continuing ability to meet its commitments was based on three distinct plans:

- a plan of improving operational performance,

- a reinforcement of shareholders' equity, and

- a debt refinancing.

With regard to shareholders' equity, the State has indicated that it will participate, alongside private investors, for its share of the capital (i.e. approximately €9 billion) and that it is willing to anticipate its participation in the reinforcement of shareholders equity, via a temporary shareholder advance which would be made available to France Telecom as a credit line, subordinated, and remunerated at market rates. The measures taken by the State, majority shareholder, were communicated to the European Commission in accordance with EC rules on December 3, 2002 (see Note 30).

At the beginning of December 2002, the rating agencies have reviewed their outlook for France Telecom long-term debt from "stable" to "positive" for Moody's and Fitch respectively, the rating for Standard and Poor's remaining unchanged at "stable". These ratings also cover the borrowings of Orange plc. TP SA has a rating of BBB with "negative outlook" for Standard and Poor's and Baa2 with negative outlook for Moody's and BBB with stable outlook for Fitch.

Between December 2002 and February 2003, France Telecom has refinanced over €14 billion with maturities beyond 2005:

- Notes issues with maturities of 5 to 30 years were made for €2.8 billion in December 2002 and for €6.4 billion in January and February 2003 (see Note 14),

- A new credit line of €5 billion maturing in 3 years was set up in February 2003 in replacement of a line of the same amount maturing in February 2003, with an option to renew for one year (see Note 15).

At December 31, 2002, the remaining bank credit lines available to France Telecom SA totaled €9.3 billion (€8,750 million on the €15 billion credit line, €450 million on confirmed bilateral credit lines, and €150 million on authorized overdrafts).

At the same date, invested cash amounts to €1,042 million while net cash credit and debt balances amount to €548 million.

The total amount available at December 31, 2002 was approximately €10.9 billion.

Given the notes issues of January and February 2003 for a total amount, net of issue costs, of €6.3 billion, France Telecom has €17.2 billion available to meet maturities of borrowings of approximately €15 billion in 2003 before taking into account resources from its plan of improving operational performance and its program of divestiture of assets (see Note 30).

- *Management of covenants*

Most of France Telecom's financing contracts include standard clauses in case of default or significant unfavorable downturn in France Telecom SA and certain of its subsidiaries. From these clauses, a significant non payment or the accelerated maturity of a financial debt may cause a significant part or almost all the financial borrowings of France Telecom to become due.

France Telecom is moreover bound by the following specific commitments with regard to ratios.

When France Telecom SA obtained the €15 billion syndicated credit line, (see Note 15) France Telecom committed to respect the following financial ratios:

- The ratio of EBITDA to total interest costs must be greater than or equal to the following:
  - December 31, 2002 : 3 ;
  - June 30, 2003 : 3 ;
  - December 31, 2003 : 3.25 ;
  - June 30, 2004 : 3.25 ;
  - December 31, 2004 : 3.25.

- The ratio of total net debt to EBITDA must be less than or equal to the following:
  - December 31, 2002 : 5 ;
  - June 30, 2003 : 4.75 ;
  - December 31, 2003 : 4.50 ;
  - June 30, 2004 : 4.25 ;
  - December 31, 2004 : 3.75.

The ratio calculations are to be based on the consolidated financial statements prepared under French GAAP and EBITDA is calculated over a period of 12 months, by using data corrected for acquisition and disposals that take place within the 12 preceding months.

The covenants for the new credit line of €5 billion of France Telecom SA (see Note 15) for 2003 and 2004 are the same as in tranche A of the syndicated credit line of €15 billion which matured in February 2003.

- The ratio of EBITDA to total net interest costs in 2005 must be greater than or equal to the following:

  - June 30, 2005 : 3.50;

  - December 31, 2005 : 4

- The ratio of total net debt to EBITDA for 2005 must be less than or equal to the following:

  - June 30, 2005 : 3.5;

  - December 31, 2005 : 3

The calculation of the ratios is made using the same principles as for the A tranche of €10 billion of the syndicated credit line of €15 billion.

For the program of securization of receivables of France Telecom SA, depending on the program, several termination scenarii are possible: (i) normal repayment on the contractual maturity date of the programs at December 31, 2003 (renewable), (ii) accelerated maturity, notably in the event of a downgrading of France Telecom's long-term debt rating to BB- or BB+, depending on the program. In the event of accelerated maturity, the securitization conduits cease participating in the financing of new receivables and cash received on previously divested receivables serves to repay holders of beneficial interests progressively.

Respect of certain financial ratios is also required for Orange's securitization programs (ratios of indebtedness and cover of interest charges) non respect of these brings about an end to the sale of receivables in order to progressively repay the holders of beneficial interests with cash received.

As part of the sale of future State receivables recorded in bank loans, France Telecom guarantees to the receiving establishment the existence and the amount of the receivables sold and commits to a related indemnity.

The financing of the purchase by Kulczyk Holding of its shares in TP SA (see Note 28) is subject to conditions relating to France Telecom. Following the downgrading of S&P's and Moody's ratings in June 2002, the parties agreed in August 2002 to lift the conditions linked to rating and to keep the same financial ratios as in France Telecom SA's syndicated credit line of €15 billion. The financing may also become due in the event of Kulczyk Holding becoming insolvent or defaulting on its financial commitments.

The borrowings of TP Group contain commitments to respect certain ratios. The main ratio to be respected is net borrowings/EBITDA of TP SA which must be less than or equal to 2.5. The calculation of this ratio is performed using Polish GAAP accounts and using a 12 month EBITDA figure. The last test period was the year ended December 31, 2002. The ratios calculated for this period met the conditions.

16.3 Credit risk management

Financial instruments that potentially subject France Telecom to concentrations of credit risk consist primarily of cash equivalents, negotiable bills, marketable securities, trade accounts receivable and financial instruments used in hedging activities. The notional amounts, carrying values, and fair values of these financial instruments are presented in Note 17.

France Telecom considers as extremely limited its exposure to credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many regions and countries.

France Telecom places its cash equivalents and marketable securities with a number of very highly rated financial institutions and industrial groups.

France Telecom enters into interest rate and foreign exchange instruments with major financial institutions. France Telecom believes that the risk of nonperformance by these counterparties is extremely low, since their credit ratings are continually monitored and financial exposure to any one financial institution is limited. For each financial institution, the maximum loss in the event of nonperformance is determined based on the notional amounts of interest rate and foreign exchange contracts outstanding to which are applied coefficients, which take into account the remaining duration of the operation and the type of transaction.

Individual limits are established based on the counterparty's credit rating and net assets. In addition, France Telecom has collateralization agreements with a certain number of its counterparties.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS

The principal methods and assumptions used to estimate the fair value of each class of financial instruments are described below.

For cash and cash equivalents, trade accounts receivable, bank overdrafts and other short-term borrowings and trade accounts payable, France Telecom considers their carrying value to be the most representative estimate of market value, due to the short-term maturity of these instruments.

The market value of non-consolidated investments in quoted companies and marketable securities has been estimated based on quoted market prices at the end of the period. For other investments, France Telecom considers, using available information, that their market value is not less than carrying value.

(in millions of euros)	At December 31,			
	2002		2001	
	Carrying value	Fair value	Carrying value	Fair value
Financial instruments (assets)				
Marketable securities	45	45	1,138	1,138
Non consolidated investment securities and related receivables	1,418	2,050	3,231	6,467

The market value of long-term debt was determined using:

- the present value of future cash flows, discounted using rates available to France Telecom at the end of the period for instruments with similar terms and maturities;

- the quoted market value for convertible, exchangeable and indexed notes.

(in millions of euros)	At December 31,			
	2002		2001	
	Carrying value	Fair value	Carrying value	Fair value
Financial instruments (liabilities)				
Bank overdrafts and other short-term loans [(1)(2)]	10,490	10,490	11,365	11,368
Long-term loans [(1)(2)]	60,393	62,090	56,139	57,598

(1)   After taking into account the effect of currency swap contracts.

(2)   The accounting and market values presented exclude accrued interest.

The fair values of currency exchange and interest rate swap contracts were estimated by discounting the expected future cash flows using market exchange rates and related interest rates at the end of the period over the remaining terms of the contracts.

The fair value of over-the-counter options was estimated using option-pricing tools recognized by the market.

(in millions of euros)	At December 31,					
	2002			2001		
	Notional Value	Carrying value	Fair Value	Notional Value	Carrying value	Fair Value
Off balance sheet financial instruments[(3)]						
Interest rate caps	1,258	1	(3)	1,541	5	(3)
Interest rate collars (caps and floors)	2,950	—	(27)	1,500	—	9
Interest rate swaps[(4)]	16,778	(467)	(351)	24,953	(311)	(259)
Currency swaps	12,569	(1,054)	(690)	12,567	235	338
Forward currency contracts	6,675	(224)	(217)	4,143	42	43
Currency options	262	(8)	(1)	1,702	(72)	(217)
Options on futures	—	—	—	5,500	(7)	(7)
Futures	22,514	(58)	(58)	24,524	(21)	(21)
Options on swaps	216	—	—	—	—	—
Options on shares	623	—	2	—	—	—
Total		**(1,810)**	**(1,345)**		**(129)**	**(117)**

(3)   Market value of swaps includes accrued interest.

(4)   The carrying value of off balance sheet derivative instruments includes accrued interest, discounts and premiums paid for or received, as well as exchange differences already accounted for in France Telecom's books. The difference between accounting and market values represents the unrealized gain or loss on off balance sheet derivative instruments.

18. PROVISIONS AND OTHER LIABILITIES

Provisions for risks and charges and other long-term liabilities are as follows:

(in millions of euros)	At December 31, 2002	2001
MobilCom	6,715	—
Provision for Equant CVRs	2,077	2,077
Off balance sheet provision for the commitment for NTL preferred shares	0	811
Off balance sheet commitment for Kulczyk/TP SA	571	—
Retirement indemnities and related amounts	3,569	3,773
Other long-term liabilities	906	461
Sub total long-term provisions	13,838	7,122
Long-term deferred taxation	312	330
Other long-term liabilities	828	1,211
Total	**14,978**	**8,663**

Provisions for risks and charges and other short-term liabilities are as follows:

(in millions of euros)	At December 31, 2002	2001
Retirement indemnities and related amounts	747	646
Other short-term provisions	1,511	1,446
Sub total short-term provisions	2,258	2,092
Accruals	5,137	5,167
Other short-term provisions	1,712	2,481
Total	**9,107**	**9,740**

Movements in long and short-term provisions for risks and charges are as follows :

(in millions of euros)	January 1, 2002	Increase of the year	Reversal of the provision in the year (provision used)	Reversal of the provision in the year (provision not used)	Change in scope, reclassifications and others	December 31, 2002
Retirement indemnities and related amounts	4,419	487	(650)	(2)	62	4,316
Equant CVRs	2,077	—	—	—	—	2,077
MobilCom	0	7,000	—	—	(285)	6,715
Off balance sheet commitment for NTL preferred shares[1]	811	400	—	—	(1,211)	0
Kulczyk provision	—	571	—	—	—	571
Other provisions for risks and charges	1,907	1,439	(869)	(182)	122	2,417
Total provisions for risks and charges	9,214	9,897	(1,519)	(184)	(1,312)	16,096
Of which long-term	7,122	8,646	(98)	(21)	(1,811)	13,838
Of which short-term	2,092	1,251	(1,421)	(163)	499	2,258

(1)   The provision of €811 million set up at December 31, 2001 for the off balance sheet commitments on the NTL preferred shares has been used to depreciate the shares acquired (see Note 8).

Net increases and reversals of provisions can be analyzed as follows :

	Increases of the year	Reversals not used	Other	Total
Operating income	684	(125)	—	559
Non operating income and financial result	9,213	(59)	—	9,154
Total impact on the statement of income	9,897	(184)	—	9,713
Total impact on the statement of income	**9,897**	**(184)**	**—**	**9,713**

18.1 MobilCom

Reminder of the events up to the close of the 2001 financial statements

In March 2000, France Telecom, the company MobilCom and its principal shareholder Gerhard Schmid signed a Cooperation Framework Agreement ("the CFA"), the object of which was to provide MobilCom with the necessary financial support to purchase a third generation network operator license ("UMTS") as part of the bidding process organized by the German authorities in July–August 2000 and to develop a UMTS mobile telephone network.

The CFA provided that, after a UMTS license was obtained in the bidding process, the following clauses came into effect:

A. France Telecom would provide its financial support to MobilCom, subject to the conditions described in point B below, in the following manner:

- France Telecom would subscribe to an increase in the share capital of MobilCom for an amount of approximately €3.7 billion providing it with approximately 28.5% of the company's share capital,

- If MobilCom was not in a position to be able to proceed with necessary investments to commence its UMTS operations through existing own capital resources and through additional financing that it procures on its own, France Telecom would have a commitment, until the commencement of UMTS operations, to provide loans directly to MobilCom or to guarantee third party loans, if required.

B. In order to guarantee that France Telecom had at all times the means to monitor the financial commitments regarding the process of developing UMTS activities, the CFA stipulated that France Telecom's agreement was required for approval of, amongst other matters, the budgets and the business plan. To facilitate this, a coordination committee was established between the management of the company MobilCom and the representatives of France Telecom, as well as the representation of France Telecom in the company's corporate bodies.

C. In accordance with the CFA, France Telecom held a call option for 21.6 million shares in MobilCom held by Mr Gerhard Schmid exercisable between 2003 and 2006, and furthermore Mr Gerhard Schmid held a put option to sell his MobilCom shares to France Telecom, exercisable notably in the event that a deadlock had occurred between France Telecom and M Gerhard Schmid and France Telecom had imposed its position through mediation as provided for in the contract or in the event that France Telecom had breached certain material obligations under the CFA.

Following the signing of this agreement, as part of the bidding process carried out in July – August 2002, MobilCom obtained a UMTS license for approximately €8.4 billion and proceeded to implement the following financing arrangements:

- Share capital was increased, reserved to France Telecom,

- The bank syndicate granted the Senior Interim Facility,

- Ericsson Credit AB and Nokia OYJ granted vendor financing.

In December 2000, France Telecom set up through various contributions, the company Orange SA to which it passed, with the agreement of Mr Gerhard Schmid and of MobilCom, all of the rights and obligations resulting from the CFA, apart from the conditional commitments for financial support which remained with France Telecom.

In 2001, a disagreement arose between Mr Gerhard Schmid, the company MobilCom, France Telecom and Orange regarding the application of the CFA, notably concerning the MobilCom business plan for the development of the UMTS activity and the ability of France Telecom to approve that plan.

In this context, a reexamination of the outlook for the mobile telephony market in Germany with the presence of two dominant operators and four new entrants lead France Telecom for the 2001 close to depreciate through exceptional amortization the entire goodwill on the MobilCom shares, amounting to €2,509 million, to depreciate the value under equity accounting amounting to €839 million (see Note 7) and to depreciate as a measure of prudence certain assets for €544 million (including notably the current account of France Telecom with MobilCom).

Developments between the 2001 close and the interim close at June 30, 2002

On June 11, 2002, France Telecom and Orange informed MobilCom and Mr Gerhard Schmid that they were terminating the CFA, on the grounds of a series of serious breaches of such agreement by Mr Gerhard Schmid and MobilCom.

On June 21, 2002, Mr Schmid was relieved of his functions as Chief Executive Officer by decision of MobilCom's Supervisory Board.

Mr Schmid and MobilCom have contested the grounds for the termination of the CFA by France Telecom and Orange.

France Telecom was not then able to predict the outcome of the dispute which could result from this termination.

In view of this situation, France Telecom decided not to seek a solution with Mr Gerhard Schmid or with the Supervisory Board of MobilCom before (i) obtaining an agreement with the members of the Senior Interim Facility banking syndicate and (ii) performing accounting, financial and strategic analyses of MobilCom.

In this spirit, on July 30, 2002, France Telecom signed a Memorandum of Understanding with the banking syndicate which had granted MobilCom a credit facility of €4.7 billion This agreement provided that the banks would sell their MobilCom loan to France Telecom in exchange for perpetual bonds redeemable into shares of France Telecom SA. Similar agreements were signed with the abovementioned equipment vendors.

Following the departure of Mr Schmid from the Board, the new management of MobilCom accepted the implementation of in-depth operational, strategic and legal analyses of MobilCom on behalf of France Telecom and Orange.

The conclusions of these in-depth analyses obtained in August and September 2002 showed, inter alia, evidence of structural difficulties of MobilCom, the profound decline in its results and the weakness of its customer base, which have led France Telecom to conclude that MobilCom's UMTS activity is not viable on a stand-alone basis.

Furthermore, the absence of changes in the German regulator position regarding the possibilities of adapting the regulatory environment, essential for market consolidation, and the decision of the European Commission to apply the subsidiarity principle to any modifications in national legislation on this issue, have also led to the loss of reasonable likelihood of consolidation of UMTS operators in Germany such as France Telecom anticipated when it closed its 2001 financial statements. From a strategic point of view, the evolution of the German market which is characterized by an excessive number of UMTS license holders, the lack of flexibility of the German regulatory authorities regarding the necessary adaptation of the regulatory environment necessary for the consolidation of the market, combined with the troubling situation of MobilCom highlighted by the in-depth analyses and the profound deterioration of relationships between the shareholders, led France Telecom to decide at the board meeting of September 12, 2002 not to seek control of MobilCom and to no longer respond to its requests for financial support.

However, given the legal uncertainties described above and given the desire to preserve the relationships of the France Telecom group with the banking community on the one hand and two important suppliers on the other hand, France Telecom has expressed its wish to seek implementation of the principle of taking over the loans of the banking syndicate and the equipment suppliers at nominal value as set out previously.

This situation led France Telecom on September 12, 2002 for its half year close:

- To record in the financial statements at June 30, 2002, a provision for risk of €7 billion to cover the risks related to the financial commitment linked to the development of the UMTS activities of MobilCom, and

- To record total depreciation of the €290 million loans granted in the first six months of 2002.

Developments since the close of the interim financial statements on September 12, 2002

After the announcement of France Telecom's withdrawal, MobilCom received support from the Federal Government of Germany who guaranteed a credit facility of €50 million from the Kreditanstalt für Wiederaufbau to MobilCom to enable them to continue operations.

The Federal Government of Germany also appointed a mediator in charge of establishing, together with MobilCom and France Telecom a plan for saving MobilCom. Given the support of the Federal Government of Germany and the maintaining by France Telecom of the offer of repurchasing their loans, the members of the banking syndicate rescheduled the maturity of the Senior Interim Facility first to October 14, then October 30 then finally to November 30, 2002, in this way avoiding the immediate bankruptcy of MobilCom. As part of the support plan for MobilCom organized under the initiative and control of the Federal Government of Germany, France Telecom began discussions with MobilCom and the mediator. These discussions lead on November 20, 2002 to the signature of the MC Settlement Agreement setting up a plan for saving MobilCom which ends the agreements between MobilCom and France Telecom over the development of UMTS in Germany.

The plan for saving MobilCom includes two separate sections:

- A plan for saving the historic activities of MobilCom (GSM mobile telephony, fixed line and internet service provider) financed by a bank loan of €162 million issued by four German financial institutions and guaranteed for 80% by the German Federal Government and the Land of Schleswig-Holstein ; and

- The freeze of UMTS activities in which France Telecom participates.

The MC Settlement Agreement sets out that:

- France Telecom repurchases the loans of the members of the banking syndicate of the Senior Interim Facility and the equipment suppliers (approximately €6 billion), who subscribe, in proportion to their loans for perpetual bonds redeemable into shares of France Telecom,

- France Telecom forgives the repurchased loans as well as the shareholder loans granted to MobilCom in the past 2 years (approximately €1 billion) i.e. a total of approximately €7 billion; and

- France Telecom contributes to the costs of freezing the UMTS activities of MobilCom, for a maximum amount of €580 million, the amount which includes the indemnity for the termination of the National Roaming Contract between E-Plus and MobilCom; these payments are spread over the second half of 2002 and 2003 based on the actual costs borne by MobilCom; approximately one quarter of this sum has been paid at the end of 2002.

The entire cost is already totally covered by the provision booked in the financial statements of France Telecom.

Moreover the MC Settlement Agreement provides for:

- MobilCom's renunciation of all recourse against the France Telecom group (including Orange), and vice versa and a clause of return to better fortune on the UMTS assets of MobilCom (including the license) allowing France Telecom to recover 90% of the income from sale of any UMTS asset by MobilCom.

Moreover, in this agreement, it provided that Mr Gerhard Schmid renounces against all recourse against the France Telecom group (including Orange) and vice versa.

This agreement has become definitive through the fulfillment of the following conditions:

- An agreement of France Telecom with the banking syndicate for the Senior Interim Facility as well as with Ericsson Credit AB and Nokia OYJ over the repurchase of loans for perpetual bonds redeemable into shares of France Telecom (TDIRA). This condition was completed with the signing of the Assignment and Subscription Agreements on November 30, 2002.

- The approval of the general meeting of MobilCom of the plan to save the historic activities of MobilCom, the freeze of the UMTS activities as well as the renunciation of all recourse against the France Telecom group. The agreement sets out that the MobilCom shares held by Mr Gerhard Schmid and Millenium were to be placed in a fiduciary agreement with a commitment that the plan to save MobilCom would be approved at a general meeting. This was done and the approval was obtained in the general meeting of MobilCom held on January 27, 2003.

- The issuance following authorization by the general meeting of France Telecom on February 25, 2003, of the TDIRA (see Note 30). France Telecom made this issuance on March 3, 2003.

At December 31, 2002, the provision of €7,000 million set up at June 30, 2002 has been used for €285 million, of which €230 million has been used to depreciate the shareholder advances made to MobilCom in the third quarter of 2002.

The provision of €6,715 million at December 31, 2002 is intended to cover:

- The cost of acquiring the MobilCom receivables held by the banking syndicate and the equipment suppliers, i.e. the nominal value of the TDIRA to be issued for a maximum amount of €6,101 million — given their characteristics, the perpetual bonds redeemable into shares will be accounted for at their nominal value in "non refundable funds and assimilated" (quasi-equity),

- The contribution to the freeze of UMTS activities, for a maximum amount of €580 million.

The provision for risk corresponds to the best estimate of the MobilCom risk for France Telecom, on the basis of the framework agreements with MobilCom, the Senior Interim Facility banks and the equipment suppliers, of the risk for France Telecom related to MobilCom at the date of the financial statements given the assessment of its legal position with respect to the different claims which could be made.

On February 14, 2003, Mr Gerhard Schmid filed for personal bankruptcy. The same day, a provisional legal administrator was named by the Flensburg tribunal. This procedure, if continued, could give rise to a challenge of the validity of the transfer of Gerhard Schmid's shares into the fiduciary agreement, and his renunciation of all recourse against the France Telecom group, including Orange.

18.2 Equant CVR provision

On July 2, 2001, France Telecom issued to all Equant shareholders other than the SITA Foundation and to certain owners of share options and restricted share awards granted by Equant before November 19, 2000, 138,446,013 contingent value rights ("CVR"). Each CVR gives the holder the right to receive a cash payment, on the third anniversary of the completion of the Equant transaction (June 2004), representing the difference if negative between the average Equant share price for a defined period and €60, limited to a maximum of €15 per CVR. Movement in market price in 2001 and in the beginning of 2002 has resulted in a CVR market value since issue corresponding to a payment of the CVR at maturity. As a result of this, France Telecom recorded at December 31, 2001 a provision for the maximum risk, amounting to €2,077 million.

18.3 Off balance sheet commitment for NTL preferred shares

On July 12, 2002, in the context of the put and call options between the parties involved in the acquisition by NTL of Cablecom (Switzerland), France Telecom purchased all of the preferred shares held by certain financial institutions for an amount of US$1.1 billion. The provision of €811 million set up at December 31, 2001 for the off balance sheet commitment on NTL preferred shares has been used to depreciate the shares acquired (see Note 8).

18.4 Kulczyk Holding

As part of the acquisition of TP SA by France Telecom and Kulczyk Holding, France Telecom and Kulczyk Holding and the banks financing Kulczyk Holding are bound by different commitments (see Note 28).

Kulczyk Holding holds a put option to sell to France Telecom its 13.57% stake between October 2003 and January 2007 at a price equal to its purchase cost of €1.6 billion plus accrued interest less dividends paid. The amount of this commitment represents approximately €1.9 billion at December 31, 2002.

The movement in the TP SA share price has lead France Telecom to record a provision for the difference between the commitment and the value in use of the TP SA shares to be received, i.e. a provision of €571 million in 2002 (of which €300 million in the first half of 2002).

18.5 Pension plans and related amounts

	At December 31,	
(in millions of euros)	2002	2001
Early retirement plan	3,910	4,095
Post retirement benefits other than pensions	158	149
Retirement indemnities	248	175
Total	**4,316**	**4,419**
Pension plans and related amounts		
Long-term	3,569	3,773
Short-term	747	646
Total	**4,316**	**4,419**

Early retirement plan for French civil servants

The actuarial cost of the early retirement plan described in Note 2, and the sensitivity of this cost to the success rate of the plan are as follows:

	At December 31,	
Plan data (in millions of euros)	**2002**	**2001**
Actuarial value of the plan at the beginning of the year	4,611	4,823
Actuarial adjustments	91	51
Discounting effect	216	229
Payments made	(601)	(492)
Actuarial value of the plan at the end the period	4,317	4,611
Actuarial adjustment not yet amortized	(407)	(516)
Accrued early retirement liability	3,910	4,095
Assumptions		
• Success rate	95%	94%
• Discount rate	5%	5%
Analysis of the charge for period		
Discount charge	217	229
Amortization of actuarial adjustment	199	210
Charge for the period	416	439
Effect of a change in the success rate of the actuarial liability at December 31		
• 5% increase	344	270
• 5% decrease	(192)	(222)

Actuarial assumptions have been reviewed on the basis of trends noted at the end of 2002. The discount rate of the plan for 2003 and the following years remains unchanged at 5%, and the success rate is revised upwards to 95%.

The impact of the revision of actuarial assumptions is accounted for as described in "Early Retirement Plan for French civil servants", Note 2. A related charge of €199 million was recorded in 2002.

Early retirement payments made under the plan since its initiation on September 1, 1996 amount to €2,344 million (including €601 million in 2002).

Post-retirement benefits other than pensions

The discounted liability for post-retirement benefits of €158 million at December 31, 2002 (€149 million at December 31, 2001) has been determined using a discount rate of 5%.

18.6 Other long-term liabilities

At December 31, 2002, this includes primarily:

- Fixed asset supplier payables for €325 million (€209 million at December 31, 2001). The movement is explained primarily by the full consolidation of the Polish telephony operator TP Group from April 1, 2002.

- Deferred income for a total amount of €142 million (€160 million at December 31, 2001) relating to Orange plc. Deferred income relates to the net credits arising from in-substance early extinguishment ("In substance defeasance") of draw downs under finance leases (see Note 28). This is amortized to the statement of income over the lease term on a straight-line basis;

- Vendor financing for €287 million. Vendor financing is subject to anticipated reimbursement clauses when equipment contracts are cancelled for reasons other than supplier's failure to meet obligations. Draw down is generally limited to 150% of orders.

The short-term portion of multi currency vendor financing maturing 2003 has been reclassified to trade payables for €244 million.

Moreover, as set out in Note 2, operating payables related to the sale of future receivables of France Telecom from the French State have been reclassified as bank loans at December 31, 2002 for an amount of €607 million including €518 million long-term.

19. SHARE SUBSCRIPTION AND PURCHASE PLANS

At December 31, 2002, France Telecom SA has not set up any share subscription or purchase plans.

Orange SA, Equant NV and Wanadoo SA have granted to management and employees share options under share subscription or share purchase plans.

Outstanding options represent respectively 2.3%, 3% and 2.0% of the share capital of these companies.

Details of these plans is given hereafter.

19.1 Orange share option plans

The share option subscription and purchase plans described hereafter have been approved by the board of the company and have applied in 2002 and 2001:

Share option subscription and purchase plans

- **Share Option Plan (France)**

The Orange Share Option Plan is designed for employees and executive directors of subsidiaries of any Group company who are French residents or otherwise eligible. Under this plan, options to subscribe for new shares or acquire existing shares of the company are granted to eligible persons.

- **International Sharesave Plan**

The Orange International Sharesave Plan is designed for employees and executive directors of subsidiaries of the Company. The options, which may be options to subscribe for new shares or to acquire existing shares, can be exercised after an eligible employee has agreed to save a fixed monthly amount for three or five years, the maximum monthly saving being £250. The exercise price cannot be less than 80% of the market value at the date of the grant.

- **International Share Option Plan**

The International Share Option Plan is designed for employees and executive directors of subsidiaries of any Group company who are not residents of France, principally in the United Kingdom. Five tranches exist, depending on the employees, each having different vesting periods.

- **US Share Option Plan**

The Orange US Share Option Plan is a qualifying share option plan for employees of the Company's subsidiaries in the United States. Two tranches exist, each having different vesting periods.

Information relating to Orange SA's share option plans in 2002 is as follows:

	Number of options	Weighted average exercise price
Options outstanding at the beginning of the year	**88,748,848**	**€9.70**
Granted	**30,316,206**	**€6.36**
Share option plan (France)	9,705,850	€6.42
International sharesave plan—United Kingdom	2,619,448	£3.54
International sharesave plan—Netherlands	232,186	€6.14
International share option plan	16,946,722	€6.46
US share option plan	812,000	€6.49
Exercised	**(3,350)**	**€6.40**
International sharesave plan—United Kingdom	(350)	£4.43
US share option plan	(3,000)	€6.35
Cancelled/returned/lapsed	**(7,657,778)**	**€8.58**
Share option plan (France)	(662,193)	€9.46
International sharesave plan—United Kingdom	(2,896,701)	£4.57
International share option plan	(3,567,147)	€9.55
US share option plan	(531,737)	€9.52
Options outstanding at the end of the year	**111,403,926**	**€8.84**

Details of outstanding options at December 31, 2002 are as follows:

	Number of options	Weighted average duration until beginning of exercise period (in months)	Weighted average exercise price	Number of options exercisable at December 31, 2002
Share option plan (France)	35,584,612	18	€8.95	41,371
International Share save Plan – 3 year (United Kingdom)	4,028,362	24	£4.15	67,370
International Share save Plan – 3 year (The Netherlands)	232,186	39	€6.14	—
International Share save Plan – 5 year (United Kingdom)	2,192,925	23	£4.43	66,582
International Share option Plan	66,382,912	12	€8.99	10,510,314
US Share option Plan	2,982,929	5	€9.04	1,714,659
Total	**111,403,926**	**14**	**€8.84**	**12,400,296**

The options outstanding at December 31, 2002 represent 2.31% of the shares issued by Orange SA.

19.2   *Equant share option plans*

The share option plans approved by the board of Equant are described below:

Equant adopted a Share Option Plan (the 'Option Plan') in June 1998. The Option Plan provided that Equant may grant options and restricted share awards covering up to 5 per cent of its shares outstanding after the IPO.

The first of these grants was made effective July 21, 1998 to all eligible employees at an exercise price of US$27.00 (the IPO price). Since then, Equant has granted further options to its employees, including its managing directors and other executive officers, and its supervising directors. Under the terms of the Option Plan, the exercise price of options can be no less than the average price of Equant's shares on the New York Stock Exchange on the date of grant. However, with respect to newly hired employees, including employees of LNO groups that SITA transfers to Equant or of any business Equant acquires, the exercise price for options granted is generally set during a specific period. In certain circumstances the exercise price may be specified within the terms of the hiring agreement for a newly hired employee.

In some countries, Equant has adopted a phantom plan rather than an actual share option plan. The phantom plan is designed to approximate for certain Equant employees the incentives of owning share options without involving the actual transfer of options or shares.

On May 25, 2001 Equant offered to purchase outstanding options ('Option Buyback') that were granted under the 'Option Plan' on or before November 19, 2000 with an exercise price greater than or equal to US$88.00 per share in exchange for a cash payment of US$2.00 per option. This was subject to the completion of the France Telecom transaction, which occurred on June 29, 2001. As a result of the 'Option Buyback' Equant paid US$1.9 million to employees in respect of 947,153 options and 10,731 phantom options during the year ended December 31, 2001.

On June 29, 2001 all options and restricted shares that were granted under the 'Option Plan' on or before November 19, 2000 were subject to accelerated vesting as a result of the completion of the France Telecom transaction. This resulted in a payment of US$0.5 million of social charges by Equant during the year ended December 31, 2001.

On March 27, 2002 Equant awarded 25,000 restricted shares to a member of the management team. These awards are included in the total granted options and awards as described below.

As of December 31, 2002 Equant has granted options and awards under the Option Plan covering 11,651,268 shares at exercise prices ranging from $0.00 to $117.81 and vesting periods from July 21, 2000 to October 23, 2006.

The different share options under subscription plans including restricted shares granted by Equant to its employees are summarized below :

	Number of options	Weighted average exercise price (in US$)
Options outstanding at the beginning of the year	**3,128,797**	**42.96**
Granted	**6,512,698**	**13.49**
Share option plans	6,512,698	13.49
Exercised	**(4,908)**	**—**
Share option plans	(4,908)	—
Cancelled/returned/lapsed	**(980,945)**	**37.13**
Share option plans	(980,945)	37.13
Options outstanding at the end of the year	**8,655,642**	**21.47**

Details of outstanding options at December 31, 2002 are as follows:

	Number of options	Weighted average duration until beginning of exercise period (in months)	Weighted average exercise price (in US$)	Number of options exercisable at December 31, 2002
Share option plans	8,655,642	29.6	21.47	2,187,826
Total	**8,655,642**	**29.6**	**21.47**	**2,187,826**

The number of options outstanding at December 31, 2002 represents 2.96% of shares issued by Equant NV at that date.

19.3 Wanadoo share option plans

The different subscription plans of 2000, 2001 and 2002 approved by the board of Wanadoo are summarized hereafter :

2000 share option plan

The exercise of these 1,653,000 options is subject to the following conditions:

- if growth in Wanadoo's shares over a period of 5 years is less than 80% of growth in the Eurostoxx Telecommunications index over the same period, then only 50% of the shares can be exercised,

- if this growth is between 80% and 100%, then 66.66% of the options can be exercised,

- if this growth is between 100% and 120%, then 83.3% of the options can be exercised,

- if this growth is over 120%, then 100% of the options can be exercised; the other options for subscription of shares can be exercised in the three years from their granting but can only be sold within the four years after their grant date.

2001 share option plan

The exercise of the options granted to the members of the management board of the Wanadoo group is subject to the following performance conditions:

- 15% of the options will be available if the performance of the Wanadoo share price exceeds that of Eurostoxx Telecommunications,

- 15% of the options will be available if the performance of the Wanadoo share price equals or exceeds that of five companies in the same business as Wanadoo (T-Online, Lycos Europe, Tiscali, Seat, Eniro),

- 50% of the options will be available if the pro forma EBITDA[1] of Wanadoo under constant consolidation scope is positive in the fourth quarter of 2002,

- 20% of the options will be available without conditions.

2002 share option plan

All options granted are exercisable 3 years after grant but cannot be divested in the year following the grant.

---

[1] EBITDA represents operating income before amortization and depreciation including impairment losses of long lived assets and before amortization of actuarial adjustments in the early retirement plan.

2001 Freeserve share option plan

This plan concerns exclusively subscription options attributed to Freeserve employees. It sets out exercise of the options as follows:

- 10% after 6 months following the date of grant

- 10% after 12 months following the date of grant

- 40% after 2 years following the date of grant

- 40% after 3 years following the date of grant

Freeserve share option plan of November 2001

This plan concerns exclusively the subscription options granted to Freeserve employees. It sets out exercise of the options as follows:

- 194,273 options are exercisable for 50% after 19 months following the date of grant with the remainder within 31 months.

2002 Freeserve share option plan

This plan concerns exclusively subscription options granted to Freeserve employees. It sets out exercise of the options as follows:

- 50% after 2 years following the date of grant

- 50% after 3 years following the date of grant.

The different share options granted to employees under subscription plans are summarized hereafter :

	Number of options	Weighted average exercise price (in euros)
Options outstanding at the beginning of the year	**22,794,844**	**€8.46**
Granted	**10,910,483**	**€5.40**
2002 share option plan	9,053,000	5.40
2002 Freeserve share option plan	1,857,483	5.40
Exercised	**—**	**—**
Cancelled/returned/lapsed	**3,293,315**	**€7.81**
2000 share option plan	450,000	19.00
2001 Freeserve share option plan	1,737,326	6.12
2001 share option plan	851,000	6.00
Freeserve share option plan of November 2001	83,989	6.00
2002 share option plan	171,000	5.40
Number of options outstanding at the end of the year	**30,412,012**	**€7.43**

Details of the options outstanding at December 31, 2002 are as follows :

	Number of options	Weighted average duration until beginning of exercise period (in months) *	Weighted average exercise price (in euros)	Number of options exercisable at December 31, 2002
2000 share option plan	3,809,000	31	€19.00	—
2001 Freeserve share option plan	3,865,803	15	6.12	773,161
2001 share option plan	11,067,000	101	6.00	—
Freeserve share option plan of November 2001	930,726	20	6.00	—
2002 share option plan	8,882,000	30	5.40	—
2002 Freeserve share option plan	1,857,483	30	5.40	—
Total	**30,412,012**	**54**	**€ 7.43**	**773,161**

(*) Closed period of one year for options other than those granted to Freeserve employees.

The number of options outstanding at December 31, 2002 represents 2.03 % of the shares issued by Wanadoo SA at that date.

20. MINORITY INTERESTS

Changes in minority interests are as follows:

	2002	2001	2000
(in millions of euros)			
Opening balances	8,101	2,036	1,369
• Result for the year	(170)	(714)	(52)
• Issuance of share capital to minority interests	23	74	299
• Effect of acquisitions and divestitures	2,747	6,802	386
• Appropriation of net result	(77)	(128)	(213)
• Translation adjustment	(799)	31	113
• Other changes	(45)	—	134
• Closing balances	9,780	8,101	2,036

In 2002, the effect of acquisitions and divestitures relate mainly to the change in the method of consolidation of TP group (see Note 3) for €3,011 million and to the purchase of approximately 2% of minority interests in Orange SA following the exercise of a put option by E.On (see Note 3) to the value of €(539) million and to the dilution of France Telecom in Wanadoo following the acquisition of eresMas for €220 million (see Note 3).

In 2001, the effect of acquisitions and divestitures related mainly to the public offering of approximately 13% of the capital of Orange, the Equant/Global One transactions and the dilutions in Wanadoo for the Freeserve and Indice Multimedia acquisitions (see Note 3), as well as Nortel/Telecom Argentina being accounted for using the equity method.

At December 31, 2002, minority interests relate mainly to Orange SA and its subsidiaries for an amount of €3,463 million, TP group for an amount of €2,836 million, Wanadoo for €1,654 million and Equant for €1,182 million.

At December 31, 2001, minority interests relate to Orange SA and its subsidiary for an amount of €4,204 million, to the Equant/Global One group for €1,532 million and to Wanadoo for €1,507 million.

21. SHAREHOLDERS' EQUITY

At December 31, 2002, the share capital of France Telecom amounts to €4,760,634,896, and comprises 1,190,158,724 ordinary shares of par value €4. For the year ended December 31, 2002, the weighted average number of ordinary shares in circulation amounted to 1,085,071,591 shares and the weighted average number of ordinary and dilutive shares amounted to 1,158,941,420 shares. The "FT law" provides notably that the French State remains the majority shareholder. The State owns 56.45% of France Telecom's share capital at December 31, 2002.

Changes in share capital

In 2002, France Telecom:

- increased its share capital through the issuance of 33,687,956 new shares with par value of €4 representing €134.8 million, in order to partially distribute the 2001 dividend in the form of shares including 98,677 new shares representing the payment made by the shareholders. The premium attached to each share issued amounted to €15.7, and totaled €527.6 million;

- made a share capital increase reserved to employees for 2,298,125 shares to which is added the 2,381,416 shares issued free to subscribers, i.e. a total of 4,679,541 new shares of €4 nominal for an amount of €18.7 million. The premium on issue amounted to €33.8 million after employer contribution and discount linked to shares issued free to subscribers;

- as part of the same operation, repurchased 2,160,593 shares from the Fonds Commun de Placement d'Entreprise for a price equal to the subscription price of the new shares fixed at €22.85, and then cancelled 2,040,716 shares. The corresponding reduction in share capital and premium amounted to €8.1 million and €38.5 million respectively.

In 2001, there were no operations on share capital.

Instruments giving access to share capital

In 1998 and 2001, convertible notes were issued for a total amount of €5.5 billion (see Note 13). The maximum number of shares to issue upon conversion or exchange is respectively 25.4 million and 48.5 million.

Through the powers vested in it by the general meeting of May 28, 2002, the Board of Directors had the authority for 26 months from this date, to issue shares or instruments giving access to France Telecom share capital. In 2002, the authorizations have been used in the share increase reserved to employees set out above. The General Meeting of February 25, 2003 gave new authorizations in place of this (see Note 30) and authorized the issue of perpetual bonds redeemable into shares (see Notes 18 and 30).

Own shares

At the general meeting held on May 28, 2002, the company's shareholders authorized the Board of Directors for 18 months from this date to purchase France Telecom shares representing up to 10% of the capital.

At December 31, 2002, France Telecom held 98.4 million of its own shares, for a gross amount of €9,977 million, representing 8.26 % of the share capital. (At December 31, 2001 France Telecom held 48.5 million of its own shares, for a gross amount of €5,002 million, representing 4.2% of the share capital).

During 2002:

- Acquisitions of own shares amount to 51.9 million shares for an average price of €96.79. They result from the purchase on March 25, 2002 for €4.973 billion of the remaining shares held by Vodafone and the repurchase on July 31, 2002 as part of the share capital increase reserved to employees for €49.4 million (see above).

- no own shares have been divested.

- put and call options exchanged between France Telecom and Deutsche Telekom, relating to 20.5 million France Telecom shares, were cancelled in June 2002 at the request of Deutsche Telekom, the shares having been sold directly on the market.

- after these transactions France Telecom has no off balance sheet commitment related to own shares.

During 2001:

- Acquisitions of own shares amounted to 64.6 million shares at an average price of €103.37, resulting mainly from two purchases in March 2001 concerning 64.1 million shares from Vodafone for an amount of €6.65 billion.

- Divestiture of own shares amounted to 31.5 million shares at an average price of €56.71, including the contribution to the SITA foundation of 30.9 million shares for the acquisition of Equant (see Note 3). The result of these sales was offset against consolidated reserves for an amount of €1,271 million, net of tax (€778 million).

Dividends

The total dividend distributed for 2001 amounts to €1,056 million of which €660 million was distributed in the form of shares (see above). The cash payment was made on July 8, 2002.

Other movements in shareholders' equity

In 2002, the other movements in shareholders' equity amounting to €(780) million relate mainly to:

- €(320) million depreciation of the revaluation of Wind Infostrada formerly taken to shareholders' equity (see Note 7)

- €(243) million of share in revaluation of the assets and liabilities of TP to fair value at April 1, 2002, on the first lot of TP shares (see Note 3);

- €(198) million corresponding to the tax related to dividends distributed (see Note 26).

Foreign currency translation adjustment

The exchange rate movement of €(4,152) million relates primarily to the exchange rate movement on goodwill for €(2,733) million and on investments and reserves for €(1,419) million.

Shareholders' equity in the single company accounts of France Telecom SA

At December 31, 2002, the shareholders' equity in the single company accounts of France Telecom SA amount to €8.6 billion after the loss at December 31, 2002 of €(24.4) billion.

22. SEGMENT INFORMATION

France Telecom presents its segments as follows:

- The "Orange" segment includes worldwide mobile telephony services, in France and the United Kingdom, as contributed to Orange SA in 2000, including Orange plc from its date of acquisition by France Telecom.

- The "Wanadoo" segment includes Internet Access, Portals, e-Merchant, Directories and Application Service Provider (ASP) activities contributed in 2000 to Wanadoo SA.

- The "Fixed line, voice and data services—France" segment mainly includes the activities within France as an operator of fixed telephony and data transmission.

- The "International voice and data services" segment includes the same activities outside France (notably Equant since its acquisition at the end of June 2001 and TP Group since its full consolidation in April 2002).

France Telecom segments may evolve in 2003 to reflect changes in its internal organization or in future, along with France Telecom's strategic choices.

France Telecom evaluates the performance of its segments and allocates its resources based on their contribution to group cash flow, determined notably on the basis of operating income before depreciation and amortization, (defined as operating income before amortization and depreciation including impairment losses of long lived assets and before amortization of actuarial adjustments in the early retirement plan) and on the basis of their investments.

The "Elimination and other items" column includes inter-segment transaction eliminations and other non-material reconciling items to France Telecom financial statements.

The table below sets out main operating indicators per segment for years ended December 31, 2002, 2001 and 2000:

(in millions of euros) except for employees	Orange	Wanadoo	Fixed line, voice and data services—France	International voice and data services	Eliminations and other	Total France Telecom
At December 31, 2002						
Total sales[3]	17,085	2,075	22,379	9,806	(4,715)	46,630
Network sales[4]	15,488					
Operating income/ (loss) before depreciation and amortization[5]	5,146	90	7,387	2,312	(18)	14,917
Depreciation and amortization	(2,364)	(96)	(3,229)	(2,103)	(118)	(7,910)
Operating income	2,782	(6)	3,959	209	(136)	6,808
Purchase of tangible and intangible assets						
• UMTS licenses	88	—	—	46	—	134
• excluding UMTS licenses	3,281	108	2,101	2,038	(87)	7,441
Average number of employees[2]	30,876	6,761	128,643	73,865	—	240,145
At December 31, 2001						
Total sales[3]	15,087	1,563	23,231(1)	7,382	(4,237)	43,026
Network sales[4]	13,434					
Operating income/ (loss) before depreciation and amortization[5]	3,288	(64)	7,902	1,165	29	12,320
Depreciation and amortization	(1,848)	(89)	(3,445)	(1,415)	(113)	(6,910)
Operating income	1,440	(153)	4,247	(250)	(84)	5,200
Purchase of tangible and intangible assets						
• UMTS licenses	873					873
• excluding UMTS licenses	3,356	111	2,718	1,906	—	8,091
Average number of employees[2]	29,970	6,588	133,752	35,874		206,184

(in millions of euros) except for employees	Orange	Wanadoo	Fixed line, voice and data services— France	International voice and data services	Eliminations and other	Total France Telecom
At December 31, 2000						
Total sales[3]	9,025	1,111	20,793[1]	5,936	(3,191)	33,674
Network sales[4]	7,815					
Operating income/ (loss) before depreciation and amortization[5]	1,668	(67)	8,142	1,044	20	10,807
Depreciation and amortization	(1,035)	(62)	(3,516)	(1,073)	(40)	(5,726)
Operating income	633	(129)	4,401	(29)	(20)	4,856
Purchase of tangible and intangible assets						
• UMTS licenses	7,068					7,068
• excluding UMTS licenses	2,449	96	2,363	2,339	(2)	7,245
Average number of employees[2]	17,163	4,662	138,854	28,187		188,866

[1] From January 1, 2001, sales for the fixed-line activity of France Telecom includes income from fixed-line to mobile calls invoiced to fixed-line subscribers.

[2] Average full time equivalents.

[3] Orange sales include network sales and portal, content and advertising services as well as sales of terminals and accessories and trademark royalties.

[4] Orange network sales represents sales (voice, data and SMS) generated by the use of the mobile network and including both traffic generated by Orange's own subscribers and that generated by other operators. It represents the most relevant recurring revenue for mobile activity and is directly correlated to the performance indicators.

[5] Operating income before depreciation and amortization, representing operating income before amortization and depreciation including impairment losses of long lived assets and before amortization of actuarial adjustments in the early retirement plan, (previously entitled "special items, net").

In 2001, the "International voice and data services" segment includes Equant for the last six months (see Note 3). On a scope comparable to 2002 (pro forma), the sales, operating income before depreciation and amortization[5], and operating income of the "International voice and data services" Orange segment for 2001 would have represented respectively €9,593 million, €1,611 million and €(180) million.

Sales, operating income before depreciation and amortization[5], and operating income of the Orange segment in 2000 includes Orange plc and its subsidiaries for 4 months. On a scope comparable to 2001 (pro forma), the sales, operating income before depreciation and amortization[5], and operating income of the Orange segment would have represented respectively €12,059 million, €1,765 million and €383 million for 2000.

Geographical breakdown

(in millions of euros)	Year ended December 31,		
	2002	**2001**	**2000**
Sales	**46,630**	**43,026**	**33,674**
France	27,403	27,626	24,986
Other	19,227	15,400	8,688
Fixed assets[(1)]	**54,679**	**49,917**	**50,912**
France [(2)]	18,733	20,431	22,171
Other	35,946	29,486	28,741

(1)   Tangible and intangible, excluding goodwill.
(2)   Includes all shared network structures, notably the European backbone.

23. PERSONNEL COSTS

(in millions of euros, except number of employees)	Year ended December 31,		
	2002	**2001**	**2000**
Average headcount[(1)] (full time equivalents)	240,145	206,184	188,866
Personnel costs [(2)]			
• Wages and salaries	7,535	6,889	5,993
• Social charges	2,705	2,593	2,406
Total	**10,240**	**9,482**	**8,399**

(1)   Of whom approximately 42% were French civil servants at December 31, 2002 and 51.6% at December 31, 2001.
(2)   Excluding early retirement plan for French civil servants and employee profit sharing.

The increase in average headcount in 2002 is notably linked to the full consolidation of TP Group (45,222 full time equivalents).

24. COMPENSATION OF THE BOARD OF DIRECTORS AND THE EXECUTIVE MANAGEMENT COMMITTEE

The aggregate gross amount of remuneration and benefits paid by France Telecom and the companies it controls to directors and members of the executive committee of France Telecom SA amounted to €7,729,997 in 2002.

The directors of France Telecom do not receive any compensation for their services as directors other than reimbursement of expenses incidental to their attendance at Board of Directors meetings.

25. OTHER NON-OPERATING INCOME (EXPENSE), NET

Other non operating income (expense), net includes:

• At December 31, 2002, the charges of (i) €7,290 million relating to MobilCom of which €575 million mainly linked to the depreciation of shareholder advance made in the course of 2002 (see Note 18) (ii) €1,641 million relating to NTL (see Note 8), (iii) €285 million relating to NTL securities representing Noos shares (see Note 10) (iv) €1,627 million relating to Wind (€1,404 million for the group share, €223 million minority interests, see Note 7), (v) €490 million relating to the restructuring costs within Orange (€423 million for the group share, €67 million minority interests) of which €252 million relate to the announced withdrawal from Sweden, (vi) €343 million (€244 million for the group share, €99 million minority interests) relating to the effect of the political and economic situation in Ivory Coast on the value of France Telecom's assets in the country (Orange Côte-d'Ivoire and CI Telcom), (vii) €571 million relating to the commitment to repurchase TP SA shares with Kulczyk Holding (see Notes 18 and 28).

- At December 31, 2001, (i) €5,910 million relate to NTL (see Note 8), (ii) €2,077 million relate to the provision for losses and charges on the Equant CVR (see Note 18) and (iii) € 1,393 million relate to MobilCom (€1,260 million for the group share, €133 million minority interests, see Notes 8 and 18).

- At December 31, 2000, (i) €892 million relate to NTL (ii) €1,773 million relate to the provision for approximately 13% of the share capital of Orange SA within the IPO of February 2001.

- as well as other non operating income and charges as follows:

	Year ended December 31		
(in millions of euros)	2002	2001	2000
Gain or loss on divestment	941	2,576	5,544
Dilution result	34	1,993	2,096
Other provision movements	(1,303)	(694)	(1,266)
Cost of sale of receivables [1]	(62)	(503)	—
Dividends received	18	262	255
Other	(230)	(158)	(7)
Total	**(602)**	**3,476**	**6,622**

(1)   Including in 2001; €419 million relating to sale of carry back receivables.

Gains and losses on divestment include mainly:

- in 2002: the result on divestment of the TDF sub group (€486 million—see Note 3), the result on divestment of the Panafon investment (€274 million—see Note 8), the result on divestment of the TPS investment (€177 million—see Note 3), and the result on divestment of CCIC following the unwinding of the off balance sheet contractual commitment—€(41) million for a total payment of €477 million;

- in 2001: the result of the divestments of investments in Sema Group plc (€401 million), Sprint Fon (€181 million) and FT1CI/STMicroelectronics (€1,068 million) as well as a gain of €482 million following the determination of the fair value of Global One in the context of the contribution of Global One to Equant; and the gain on divestment, net of costs, of €705 million relating to the office and mixed technical buildings sold to a consortium of investors in 2001;

- in 2000: the result on divestment of the investments in Telmex (€2,589 million), Deutsche Telekom (€1,841 million) and CCIC (€475 million).

Dilution results include:

- in 2002: the gain linked to the acquisition of eresMas for €35 million;

- in 2001: a gain of €1,086 million as part of the transactions in Indice Multimedia and Freeserve, as well as a gain of €934 million following the contribution of Infostrada to Wind (see Note 3);

- in 2000: principally the gain on dilution of Wanadoo amounting to €2,015 million at the time of the IPO.

Other movements in provision include notably:

- in 2002:

    provision of €212 million made relating to Dutchtone;

    provision of €192 million made relating to Uni2;

    provision of €145 million made relating to Intelig;

    provision of €132 million made relating to Connect Austria;

    provision of €52 million made relating to Casema;

- in 2001:

    a net reversal, for €396 million of the provision recorded at December 31, 2000 relating to the Equant/Global One operation;

    provision of €134 million made relating to TE.SA.M;

    provision made relating to certain non strategic foreign investments including €141 million relating to Intelig.

26. INCOME TAXES

France Telecom files a consolidated tax return for all French subsidiaries of which it owns 95% or more.

Following the Orange IPO in February 2001, Orange SA and its French subsidiaries have their own consolidated tax regime starting in 2002.

Following the Wanadoo IPO in July 2000, Wanadoo SA and its French subsidiaries have their own consolidated tax regime from 2001 onwards.

Income tax split between the groups of tax consolidation and for the other subsidiaries is as follows:

	Year ended December 31,	
Income (charge) (in millions of euros)	2002	2001
France Telecom SA tax group	(1,588)	3,861
Orange SA tax group	(531)	(594)
Wanadoo SA tax group	68	(26)
Other subsidiaries in France and abroad	(448)	(309)
Total tax	**(2,499)**	**2,932**

Income tax for the year is the result of the application of the forecast year-end effective tax rate on the result before tax at December 31, 2002. In France, deferred taxes are based on determined tax rates of 35.43% for 2002 and thereafter.

The significant decrease in the France Telecom SA share price in 2002, reflected in the statutory accounts by the recording of tax deductible provisions, as well as the NTL and MobilCom risks, lead to a significant increase in the losses carried forward within the France Telecom SA tax consolidation. This extends the forecast recovery date of deferred tax assets beyond the eight-year horizon used for the 2001 financial statements.

In this context, the application of the prudence concept, which prevails regarding the recognition of deferred tax assets for accounting purposes, has led to depreciation of the deferred tax assets generated in 2002 (€891 million) and to a depreciation allowance of €1,800 million against deferred taxes at December 31, 2001. The net deferred tax charge for the France Telecom SA tax group amounts to €1,602 million after taking into account the tax related to 2002 dividends (€198 million recorded in reserves).

France Telecom considers, on the basis of its budgets, strategic plans and financing plans reflecting the financial situation at December 31, 2002, that the deferred tax asset maintained in the balance sheet for France Telecom SA and the companies within its consolidated tax group will be able to be recovered through the existence of taxable income expected in the next eight years within its regularly profitable activity as a fixed line operator in France. Moreover, given these results and given the possibilities in France to carry forward indefinitely certain tax losses relating from depreciation charges, the share of the tax loss carry forwards which is not indefinitely carried forward should be completely used within the legal timeframe of five years, with the balance acquiring the status of losses indefinitely carried forward.

In 2001, France Telecom SA and its consolidated tax group recorded a significant tax loss resulting primarily from the effect of the Orange IPO and the transfer of France Telecom shares to SITA as part of the Equant acquisition. This tax loss enabled carry back receivables of €1,630 million and tax loss carry forwards of €2,231 million to be generated.

In December 2001, France Telecom sold to a financial institution the carry back receivables held on the French State including an amount of €1,111 million in exchange for bills which were cashed in 2002.

Income tax for the France Telecom SA consolidated tax group is as follows:

	Year ended December 31,	
Income (charge) (in millions of euros)	2002	2001
Carry-back	—	1,630
Other current tax	14	(26)
Deferred taxation for the year	1,089	3,007
Provision for depreciation and discounting of deferred taxes	(2,691)	(750)
Effective tax for the France Telecom SA tax group	**(1,588)**	**3,861**

France Telecom SA and its main French subsidiaries have been subject to a tax inspection for the years 1998 and 1999. The tax inspection is partly complete, and the reassessments relate mainly to tax timing differences. The companies concerned have made known their positions. France Telecom SA awaits a final decision from the tax authorities.

The net balance sheet position by tax group is detailed in the table below (deferred taxes are detailed by type of timing difference for the tax group France Telecom SA):

(in millions of euros)	At December 31, 2002	At December 31, 2001
Analysis of the France Telecom SA tax group:		
Early retirement plan	1,385	1,451
Impairment of long-lived assets	384	405
Non deductible provisions and reportable deficits	5,280	4,675
Other deferred tax assets	691	615
Tax depreciation and reglemented provisions	(338)	(289)
Other deferred tax liabilities	(120)	(455)
Deferred tax allowance and discounting	(3,472)	(785)
Sub-total FT SA tax group	**3,810**	**5,617**
Orange SA tax group	56	24
Wanadoo SA tax group	87	19
Other subsidiaries	(33)	107
Net deferred taxes of the group	**3,920**	**5,767**

This net position is presented as follows in the balance sheet:

(in millions of euros)	At December 31, 2002	At December 31, 2001
Net long-term deferred tax assets	3,903	5,369
Net short-term deferred tax assets	416	1,102
Net long-term deferred tax liabilities	(312)	(330)
Net short-term deferred tax liabilities	(87)	(374)
Total	**3,920**	**5,767**

Apart from the provision relating to the France Telecom SA tax consolidation, provisions for depreciation of deferred tax assets relate mainly to new subsidiaries or those operating in emerging markets for €4,030 million (€2,923 million at December 31, 2001).

27. RELATED PARTY TRANSACTIONS

Telecommunications services to French governmental authorities, which are one of France Telecom's largest customers, as well as those to its various regional and local authorities are provided at market prices. Subsequent to the separation of France Telecom and postal services (La Poste) in 1987 a number of transactions have subsisted relating particularly to personnel and shared properties.

The transactions and balances summarized below arose in the ordinary course of business between France Telecom and related parties (from 2002, Sprint is no longer considered as a related party):

Amounts receivable from related parties

	Year ended December 31,		
(in millions of euros)	2002	2001	2000
Related Party			
Sprint	—	20	20
La Poste	47	50	54
Satellite Organizations	128	92	28

Amounts payable to related parties

	Year ended December 31,		
(in millions of euros)	2002	2001	2000
Related Party			
Sprint	—	10	10
La Poste	36	30	31
Satellite Organizations	140	147	62

Significant transactions with related parties

		Income/(expenses or investments)		
(in millions of euros)		Year ended December 31,		
Related Party	**Nature of the transaction**	2002	2001	2000
La Poste	Personnel programs		—	(24)
	Commonly managed services	42	71	28
Satellite Organizations	Expenses	(120)	(248)	(169)
	Income	20	50	—
Sprint	Invoiced services	—	38	32
	Expenses	—	(7)	(14)

Moreover:

- specific agreements were reached in 2002 with MobilCom as part of the freeze of its UMTS activities (see Note 18), NTL as part of its restructuring plan (see Note 8), and Caisse des Dépôts as part of the TDF divestment (see Note 3),

- the State announced its intention to participate alongside private investors in a capital increase of France Telecom (see Note 16).

28. CONTRACTUAL OBLIGATIONS AND OFF BALANCE SHEET COMMITMENTS

Note 28.1 presents the contractual obligations contracted in the ordinary course of business. Note 28.2 presents the other off balance sheet commitments.

28.1 Contractual obligations and commercial commitments

(in millions of euros)	Note	Total	Before end 2003	Between 2004 and 2005	Between 2006 and 2007	2008 and beyond
Obligations reflected in the balance sheet						
Short-term borrowings	15	10,490	10,490[1]	—	—	—
Long-term borrowings	14	60,393	13,494	20,249	6,811	19,839
Of which convertible and exchangeable notes [2]	13	*11,192*	*3,082*	*8,110*	*0*	*0*
Of which capital leases	See below	*420*	*76*	*59*	*89*	*196*
Equant CVRs[3]	18	2,077	—	2,077	—	—
Early retirement plan	18	5,077	713	1,619	1,580	1,165
UMTS vendor financing	18	531	244	287	—	—
Total		**78,568**	**24,941**	**24,232**	**8,391**	**21,004**
Off balance sheet obligations						
Operating leases	See below	6,593	916	1,653	1,483	2,541
Commitments related to investments and to current supply of goods and services	See below					
TP Group Investment commitments		*4,066*	*1,039*	*1,286*	*1,741*	*4*
Investment commitments		*1,773*	*1,080*	*572*	*120*	*1*
Supply commitments		*3,749*	*1,886*	*890*	*414*	*559*
Total		**16,181**	**4,921**	**4,401**	**3,758**	**3,101**

At December 31, 2002 — Payments due by period

(1) Including €3,750 million on the A tranche of the FT SA syndicated loan which matured in February 2003 (a new credit line of €5 billion maturing was put in place in February 2003, maturing in 2006); including €2,500 million on the B tranche of the FT SA syndicated credit line maturing February 2005; including €1,408 million maturing June 2004.

(2) Maximum amounts excluding assumptions as to conversion or exchange.

(3) As part of the Equant acquisition, France Telecom issued CVRs to certain beneficiaries. This commitment was, at December 2001, provided for for maximum risk (see Note 18).

| Other commercial commitments | | | At December 31, 2002, Commitments by period | | | |
(in millions of euros)	Note	Total	Before end 2003	Between 2004 and 2005	Between 2006 and 2007	2008 and beyond
Open credit lines [1]						
France Telecom SA credit lines	15	16,935	5,600[2]	11,335	—	—
TP SA credit lines	15	920	309	218	—	393
Orange credit lines	15	2,843	819	1,808	201	15
Guarantees given to third parties by France Telecom						
As part of operating activities [3]	See below	1,868	181	399	36	1,252
QTE leases	See below	1,907	—	—	—	1,907

(1)   Maximum amount of the commitment received including amounts used also included in borrowings in the previous table.
(2)   Including €5,000 million of FT SA syndicated credit line which matured in February 2003 (a new credit line of €5 billion maturing 2006 was put in place in February 2003).
(3)   Amount excluding asset and liability warranties given as part of divestiture agreements.

28.1.1 Commitments related to investments

- **Off balance sheet commitments relating to purchases of network equipment, terminals and telecommunications connections**

In the ordinary course of its activities, France Telecom enters into purchase contracts with network equipment manufacturers and into supply contracts with suppliers of terminals and other equipment.

- **Off balance sheet commitments related to network construction and operation**

In connection with the award of licenses, concession contracts or acquisition of businesses, France Telecom is committed to certain obligations, not included in the table above, imposed by administrative or regulatory authorities relating to network coverage, quality of service and tariffs. In some instances, France Telecom is required to provide comfort letters to financial institutions relating to bank guarantees given to relevant authorities.

Management believes that France Telecom has the ability to meet these obligations to administrative or regulatory authorities.

Moreover, in certain exceptional cases, France Telecom is committed to perform or to vote in favor of evaluated investment programs. In particular:

- As part of the acquisition of TP Group by the France Telecom / Kulczyk Holding consortium (see Note 3), France Telecom is committed to the Polish State to vote in favor of a pluriannual investment program between January 1, 2001 and December 31, 2007. At December 31, 2002, the amount remaining to invest by TP Group within this program amounts to €4,066 million.

- France Telecom (through its subsidiary FCR Vietnam) committed in July 1997 to VNPT, the Vietnamese fixed line telephony operator to ensure the service and installation of new telephone lines to Ho-Chi-Minh City. The residual amount of the contribution initially planned amounts to US$387 million. However, given the contractual adjustments relating to a minimum return rate and to the equipment usage rate, the amount remaining to invest should be between US$100 and 120 million. Moreover, discussions are in progress with VNPT which should lead to an extension of the timeframe for the commitment (originally to July 2003), to 2007.

- On September 24, 2002, Orange France committed jointly with two other mobile telephony operators in France, to meet French government expectations of coverage of certain "*blanches*" zones (with no network coverage) as identified by the *Comité interministériel d'aménagement du territoire* (CIADT) on July 9, 2001, to cover 1,638 *communes*, which would represent deployment on approximately 1,250 sites. The definitive number and list of *communes* and sites for deployment and the precise conditions of application are not currently known.

28.1.2 Commitments related to leases

France Telecom leases land, buildings, equipment, vehicles and other items under lease agreements expiring at various dates during the next 12 years.

Moreover, as part of the divestment of part of its buildings (See Note 6), France Telecom is committed to re-lease these buildings except for certain assets to be vacated in the short-term. Management expects that leases that expire may or may not be renewed or replaced by other leases in the normal course of business.

Rental expense under operating leases in the year ended December 31, 2002 amounts to €1,096 million including €197 million relating to the buildings divested as part of the real estate divestment program in 2001 (€831 million in 2001 and €473 million in 2000).

The table below shows future minimum lease payments due under non-cancelable capital and operating leases at December 31, 2002:

(in millions of euros)	Capital lease[1]	Operating lease[2]
2003	91	916
2004	51	848
2005	35	805
2006	34	766
2007	77	717
2008 and thereafter	237	2,541
Total minimum future lease payments	525	6,593
Less: interest payments	105	
Present value of minimum commitments	420	

(1) Included in the borrowings set out in Note 14.
(2) Including those contracted in relation to the sale of part of the real estate.

- **QTE Leases**

As part of cross-operation leases (QTE lease) with distinct third parties, France Telecom gave and took for hire certain telecommunications equipment. The crossed rental flow and France Telecom remuneration were prepaid at the outset of the contracts and, for this reason, are not shown in the above table. Of this remuneration, the portion which pays for the guarantee against third party commitments given by France Telecom is taken as income over the period of this guarantee. France Telecom estimates that the risk of the guarantee being drawn upon, which amounts to €1,907 million at December 31, 2002 is negligible.

- **Orange in substance defeasance**

As part of the lease agreements concluded in 1995 and 1997, Orange plc has deposited amounts equal to the present value of its rental obligations with UK financial institutions to secure letters of credit issued by these institutions to the lessors in connection with Orange plc's rental obligations. These funds, which totaled €1,157 million at December 31, 2002 (€1,247 million at December 31, 2001 and €1,221 million at December 31, 2000), together with the interest earned thereon, will be used to settle Orange plc's rental obligations under the leases.

These in substance early extinguishments of lease commitments result in the offset of the deposit amount and the capital lease obligation. Accordingly the related capital lease obligations are not shown in the above table. The operations result in a net credit which has been reflected in the consolidated balance sheet as deferred income that will be amortized to the statement of income over the lease term on a straight line basis. This includes a provision, based on management assessment of likely outcomes, for possible future costs arising from variation in interest rates or tax rates.

Orange plc has received guarantees from its former shareholders, Hutchison Whampoa and British Aerospace, as well as third party insurance to cover the payments of a termination sum, which would replace the future rental payments under 1995 finance leases, should the deposit banks become insolvent. In respect of 1997 finance leases, the lessors bear the risk in the event of insolvency.

- **Second tranche of real estate sales**

(see Note 30)

28.1.3 Guaranties given in the ordinary course of business

The principal commitments of France Telecom for financial borrowings are set out in notes 14, 15 and 16.

In the ordinary course of business, the group gives certain guarantees of which the most significant at December 31, 2002 are as follows :

(i) Counter guarantees in favor of Enel, the majority shareholder of Wind, to cover its share of guarantees made by Enel to financial institutions as part of (i) the deferred payment of Wind's UMTS license and (ii) the annual payments by Wind to the Italian railways for the right to use the rail infrastructure for fixed line operations. The residual commitments of France Telecom under these guarantees amounts to €152 million at December 31, 2002. This amount represents Orange's share, i.e. 26.58% of the residual commitments of Wind expiring December 31, 2010.

(ii) Guarantees amounting to a maximum €49 million and €58 million respectively, which had been granted to equipment suppliers in connection with the rollout of BITCO's network in Thailand, were released in 2002. In February 2002, the Group and its co-shareholders in BITCO entered, on a joint and several basis, into a sponsor support deed in favor of equipment suppliers and a pool of Thai banks in connection with a 24-month bridge loan facility of THB 27 billion granted to TA Orange Company Limited (and increased to THB 33 billion, i.e. €735 million, in November 2002). Under this agreement, Orange and its co-shareholders in BITCO have agreed to inject cash in TA Orange Company Limited up to a maximum amount of $175 million under limited circumstances (the main one being, in the event of a cash shortfall in that company). Moreover, the Thai authorities have expressed their intention to establish a fair competitive regime for the telecommunications industry and are taking steps in that direction. In the event of changes in the regulatory environment prevailing in Thailand, e.g. primarily through the conversion of the current concession into a license, and if this were combined with a cash shortfall in TA Orange Company Limited, Orange might incur additional funding commitments towards TA Orange

Company Limited. Those additional funding commitments would represent the incremental costs that could eventually be incurred by TA Orange Company Limited as a result of such regulatory changes, over and above the regulatory costs estimated as agreed with the lenders. Management considers, on the basis of information currently available, that this move towards liberalization is unlikely to have an adverse economic impact on TA Orange Company Limited.

(iii) Pursuant to a Shareholder Support Agreement, Orange is required to make a Shareholder Contribution available to Connect Austria Gesellschaft Für Telekommunikation GmbH, a 17.45% owned investment, up to a total maximum amount of €68 million, under certain limited. circumstances with respect to a prospective breach or default under this company's Financing Agreements. Orange's commitment expires in 2009.

28.1.4 Asset or liability warranties

- **Sales of investments**

As part of the agreements between certain companies of the group and the acquirers of certain subsidiaries or investments, France Telecom has accepted ordinary warranty clauses relating to assets and liabilities in the event of non respect of certain declarations made at the time of divestment. Management believes that the risk of these warranties being called upon is unlikely or that the consequences of their being called upon is not significant with regard to France Telecom's results and financial situation. For these reasons, these guarantees are not presented in the table in Note 28.1.

- **Sale of TDF**

France Telecom has not contracted any obligation which could if necessary give rise to an increase in its commitment with the exception, as for the other shareholders, of a supplementary investment commitment, on a pro rata basis of its interest, in the form of convertible notes and warrants limited to €50 million. The shareholders' agreement concluded between France Telecom, the investment funds and Caisse des Dépôts gives control over Tower Participations SAS to the investment funds who in particular have the majority of representation in the supervisory board. The shareholders are committed, in the event of non respect of contractual provisions relating to the composition of the supervisory board or majority rules for the general meetings of Tower Participations SAS to pay on a pro rata basis a penalty of €400 million to the investment funds. Moreover, the shareholder agreement organizes the shareholder liquidity rights, setting out certain preemption rights for joint exit and joint divestment (see Note 3).

- **Sale of carry back receivables**

As part of the sale of carry back receivables resulting from the choice to carry back tax losses for the years 2000 (€235 million) and 2001 (€1,471 million), as set out in Note 26, France Telecom has accepted a normal clause relating to the existence of sold receivables to the credit institution and is committed to indemnify it for any error or inexactitude noted in the amounts or nature of the receivables sold. The conformity of receivables sold has been guaranteed for a 3 year period beyond June 30, 2006 (2000 carry back) and June 30, 2007 (2001 carry back).

28.2 Other commitments

28.2.1 Off balance sheet commitments related to investment securities

(i) As part of the agreements between certain companies of the group and their partners within other subsidiaries or consortia, clauses relating to put or call options exist over shares held by partners as well as clauses relating to the transfer of such shares of which the most significant are:

- **TP SA**

Following the sale by the Polish government in 2000 and 2001 of shares in the Polish operator TP SA, the consortium created by France Telecom and Kulczyk Holding held 47.5% of TP SA at October 31,

2001. The consortium did not exercise, between January 1, 2002 and December 31, 2002 the call option over 2.5% of the capital of TP SA plus one share, which would have enabled it to become the majority shareholder of TP SA. Moreover, the consortium also holds a call option enabling it to acquire a further 10% of the capital of TP SA in the event that the Polish State were to offer TP SA shares, an option exercisable at the same price as that proposed to institutional investors within this offer. The shareholder agreement between France Telecom and Kulczyk Holding includes the following clauses relating to the transfer of TP SA shares: (i) France Telecom has a preemption right over any transfer of TP SA shares by Kulczyk Holding: (ii) France Telecom has a call option enabling it to purchase from Kulczyk Holding its original investment of 10% in TP SA (held through Tele-Invest) and its investment of 3.57% (held through Tele-Invest II) after July 2006 or earlier in the event of change of control or of violation of Kulczyk Holding's obligations, at a price equal to the higher of the acquisition cost plus accrued interest and market value of the shares; (iii) Kulczyk Holding holds a put option enabling it to sell to France Telecom its original investment of 10% in TP SA and its further investment of 3.57% between October 2003 and January 2007, at a price equal to its acquisition cost plus accrued interest less dividends paid; the banks who financed the purchase by Tele-Invest and Tele-Invest II, 100% subsidiaries of Kulczyk Holding, of TP SA shares can also demand, under certain conditions (notably the insolvency of Kulczyk Holding or default on certain of its financial commitments, non respect by France Telecom of certain financial ratios—see Note 16) that France Telecom takes possession of all the shares which the banks may hold as security (or their rights on these shares) at a price equal to the residual credit plus interest. The amount of this commitment amounts to approximately €1.9 billion at December 31, 2002.

The movement in the TP SA share price has lead France Telecom to record a provision for the difference between the commitment and the value in use of the TP SA shares to be received, i.e. a provision of €571 million in 2002 (of which €300 million in the first half of 2002) (see Notes 18 and 25).

If the Kulczyk Holding put option had been exercised at December 31, 2002, France Telecom's interest in TP SA would have increased from 33.93% to 47.50%. There would have been as a result an increase in goodwill of €1.3 billion, an increase in borrowings of €1.9 billion and a decrease in minority interest of €0.6 billion; the provision of €571 million at December 31, 2002 would have then represented a partial depreciation of the additional goodwill recognized on TP SA.

- **San Salvador CTE**

France Telecom sold in March 2000 24.5% of the shares which it held in the capital of Estel Co. LLC ("Estel") to Central America Communications LLC ("CAC"). In the context of this sale, France Telecom granted CAC a put option exercisable in case of default of CAC under the terms of the credit agreement between CAC and Citibank. The price varies between $134.8 million for all 490 CAC shares in Estel before September 16, 2003 latest falling to $101.1 million between September 17, 2003 and September 16, 2004, then $67.4 million between September 17, 2004 and September 16, 2005, and $33.7 million between September 15, 2005 and June 16, 2007.

- **Orange Dominicana**

The Group's co-shareholder has a put option, exercisable at any time during the month of January of each year between 2003 and 2007 at market value as appraised by an independent investment bank, whereby it can sell its 14% shareholding in this company. France Telecom assesses, on the best of its current knowledge, that the financial exposure of France Telecom relating to this commitment, is not significant.

- **TP Internet**

TP Internet, a 100% subsidiary of TP SA, has granted a put option on 2,235,002 million shares of the company Wirtualna Polska SA held by the other shareholders. This option allows them to sell to TP Internet their shares between June 1, 2005 and June 1, 2006 at a price of US$16.78 per share increased based on ratios relating to the number of unique users up to a maximum of US$66.40, i.e. a value of between €37 million and €146 million. The management of TP Internet has begun negotiations with the minority shareholders of Wirtualna Polska in order to revise the method of evaluation of shares included in the put option agreement to reduce the cost of this commitment. These negotiations are not yet complete.

TP Internet has also granted a put option over 319,564 shares of the company Parkiet Media SA held by the other shareholders. This option enables them to sell their shares to TP Internet. It is exercisable for 50% of the shares in 2004 and 50% in 2005 at a price indexed on sales and the net result of Parkiet Media SA for the year preceding the exercise of the option. France Telecom does not consider itself exposed to a significant risk related to this option.

(ii) Moreover, France Telecom has agreed with its partners in some companies clauses for forced or optional transfer of shares whose first objective is to ensure the respect of the commitments by the parties and the resolution of situations of disagreement. Most of these clauses provide for the determination of a transfer price on the basis of market value, generally as fixed by an expert.

France Telecom considers that the start up status of many of the companies concerned gives a spread of values too large to be pertinent and that their publication would be prejudicial to France Telecom's interest in normal negotiations between the parties in the event of the transfer clauses being applied.

- **Wind**

The agreements governing relationships between the France Telecom group, Enel and Wind provide for the obligation for the France Telecom group and Enel to finance the development of Wind in the limit of a business plan approved by them. France Telecom holds an option to purchase a portion of the Wind shares held by Enel, sufficient to increase its equity interest in Wind to 76.6% of Enel's interest. This option can be exercised at any moment between July 31, 2003 and January 31, 2004 at market price as determined by investment banks or, if Wind is listed, a price fixed between a range of 15% over and below the IPO price of Wind plus 10%.

The market price for the purposes of these agreements is the price per share which a third party would pay to acquire all the shares on the basis of evaluations made by investment banks.

The agreements governing relationships between the France Telecom group, Enel and Wind give the France Telecom group certain rights over important decisions concerning Wind, and notably a qualified majority of 83% for the adoption of any decision in an Extraordinary General Meeting. The adoption by the Board of Directors of certain important decisions needs the favorable vote of at least one of the directors appointed by the France Telecom group. In the event of a deadlock on the Board of Directors over decisions needing a favorable vote of at least one of the directors named by the France Telecom group, after a mediation procedure, the decision is taken on the basis of an expert opinion. In the event of a deadlock in an Extraordinary General Meeting, over a decision needing a qualified majority, the party whose position is not met following a mediation and arbitrage procedure has a put option over all its shares at market price plus 25%.

Moreover, France Telecom also holds a put option of its Wind shares to Enel at market value (as defined by the agreements) exercisable at any moment in the event of a disagreement between France Telecom and Enel as to an action performed or a resolution adopted by the Board if France Telecom makes its disagreement known and the action is not revoked within a certain timeframe.

Call options are also planned in the event of a change in control of the shareholders. Finally, in the event of violation confirmed in an arbitration ruling, the non defaulting party has the right to purchase the shares of the defaulting party at market price.

- **Orange Slovensko**

The shareholder agreements which govern the relationships between Orange and its partners in Slovakia provide for the exercise of put and call options in the event of serious breach by one of the shareholders or if the partners cannot reach an agreement on a major subject even after a process of mediation. These options are in general exercisable and market price. If Orange defaults on its commitments in Slovakia, the exercise price includes the damages estimated to be paid to the other shareholders.

- **BITCO (Thailand)**

If one shareholder of that company claims that one of its co-shareholders has committed a material breach under the terms of the shareholders' agreement, and that claim is confirmed after dispute resolution procedures have been followed, the non-defaulting shareholder has a right to buy the defaulting party's shares at 80% of market value or sell its own shares to the defaulting party at 120% of market value. An act of insolvency of either party also entitles the other to exercise put or call options on the same basis. However, neither party can be compelled to complete a share transfer in contravention of Thai law or without all applicable regulatory approvals. Thai law currently restricts foreign ownership of a telecommunications company to less than 50%, so the Group cannot effectively either exercise a call or be compelled to accept a put which would increase its present stake to 50% or above.

- **ECMS (Egypt)**

The shareholder agreements which govern relationships between France Telecom and Orascom provide for the exercise of put and call options in the event of a serious disagreement between the parties or put and call options in the event of change of control of one party. In the event of a serious disagreement, the options are exercisable at market price. In the event of a change in control of the shareholders, the exercise price corresponds to 115% of the market price. With regard to Orange, this clause would only apply to a change of ownership of 51% or more of France Telecom.

- **Sweden**

Orange's co-shareholders in 3G Infrastructure Services AB ("3Gis"), a joint venture jointly operated by Orange and two other operators in Sweden, have a call option on the interests held by Orange in 3Gis in the event of a breach by Orange of its financing obligations to 3Gis or if the UMTS license held by Orange Sverige AB is transferred to a third party. The exercise price is the nominal amount of the shares held by Orange Sverige AB in 3Gis. As a consequence of Orange's decision to withdraw from the Swedish market, Orange's interests in 3Gis were fully depreciated at December 31, 2002.

- **Denmark**

Wirefree Services Denmark A/S ("WSD") holds approximately 67.2% of Orange Holding A/S, which holds 100% of Orange A/S, the operating subsidiary in Denmark. In the event of a material default of WSD on its obligations, the agreement sets out that the other shareholders can force WSD to purchase their shares in Orange Holding at market value. In the event of a default by the other shareholders on their obligations, WSD and the non defaulting parties can purchase the shares of the defaulting shareholders at 75% of market value. Moreover, the shareholders have accepted, in view of a planned solvency ratio imposed by the Danish telecommunications agency in order to keep the telephony license, to make contributions to Orange Holding such as to maintain its shareholders' equity at a level which is satisfactory given these ratios.

- **Novis / Clixgest**

The shareholder agreement which governs relationships between Atlas Services Belgium (<<Atlas>>) and Sonae, its partner in the companies Novis and Clixgest provide for the exercise of put or call options in the event of serious default by one of the shareholders. The call options can be exercised at market price less 20%. The contracts governing the put options provide that Sonae would be entitled to exercise its option at market price plus 20% whereas Atlas would be entitled to exercise its option at market price plus 40%, the difference in price being due to the control premium which Sonae benefits from.

28.2.2 Guarantees and endorsements

In the ordinary course of its business, France Telecom gives certain guarantees of which the most significant at 31 December 2002 are as follows:

(i) Shares and other assets owned by the Orange Group have been pledged to financial institutions in order to guarantee the repayment of bank loans and credit facilities contracted by the Group, amounting to €2,545 million (used portion) and totaling €3,043 million (total amount of the loans and facilities) at December 31, 2002. The main pledged assets relate to the following at December 31, 2002:

- Substantially all of Orange Holdings UK's and its subsidiaries's fixed assets,

- The business and substantially all the buildings owned by Mobistar SA,

- Orange's consolidated investments in Romania, Slovakia, Denmark, Botswana, Madagascar and Sweden (being exclusively the investment of Orange Sverige AB in 3Gis) and in its non consolidated subsidiary in Portugal.

(ii) As part of the sale of commercial receivables, described in Note 9, the shares subscribed by France Telecom in the Fonds Communs de Créances are no longer pledged to them since January 15, 2003.

(iii) As part of the swaps contracts, France Telecom may be required to deposit guarantees, of which the amount recorded at December 31, 2002 amounts to €359 million.

Management considers, to the best of its current knowledge that there are no existing commitments likely to have a significant impact on the current or future financial situation of France Telecom, other than those listed above.

29. LITIGATION AND CLAIMS

In the ordinary course of business, France Telecom is involved in a number of legal, and arbitration proceedings and administrative actions.

The costs associated with these proceedings are only accrued for when it is probable that a liability will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. In the latter case, an allowance is recorded to provide for the lower end of the range.

With the exception of the procedures described hereafter, neither France Telecom nor its subsidiaries are parties to any hearing or arbitration procedure (and France Telecom is not aware of any procedure of this nature envisaged by government agencies or third parties) for which the management of France Telecom considers that the probable outcome could reasonably have a material adverse effect on its consolidated operating income, its activity or financial position.

Competition law

France Telecom is the subject of a certain number of claims made by competitors for alleged abuse of dominant position and anti-competitive behavior. With regard to the claims lodged for abuse of dominant position, the plaintiffs generally request the entire sanctions prescribed by law, including the cessation of anti-competitive practices, and fines from the competition authorities, and plaintiffs or other competitors may claim damages from the legal jurisdictions.

European Commission procedures and inquiries

- On November 26, 1996, the AOST association (regrouping British Telecommunications France, Cable & Wireless France, AT&T France, Siris, Worldcom France, RSLcom, Esprit Télécom and Scitor) made a claim in front of the European Commission alleging abuse of dominant position by France Telecom for its "modulance" offer. France Telecom considers that this procedure will not be continued. In the absence of formal inquiry proceedings, France Telecom considers that the three year timeframe is to be applied, even in the absence of a formal decision by the Council.

- On February 26, 1997, the European Commission notified France Telecom of a complaint lodged by Cegetel for abuse of dominant position due to certain aspects of France Telecom's rate policy and, in particular, certain packages. Lyonnaise Cable joined the proceedings as plaintiff in February 1998. In 2000 and 2001, the European Commission requested factual information from France Telecom who provided this. Since this date, France Telecom is not aware of any other developments in this case.

- In December 2001, Wanadoo Interactive was informed by the European Commission of claims against the company's tariffs for the high-speed internet services *Wanadoo ADSL* and *Pack X-Tense* throughout 2001. The Commission considers that the price policy of Wanadoo Interactive since the beginning of 2001 constitutes an abuse of dominant position. There was a hearing in front of the Commission on March 18, 2002. The European Commission continued its inquiry during 2002 and on August 9, 2002, delivered to Wanadoo Interactive a second series of complaints to which it replied in October 2002. The European Commission should return a decision in the first half of 2003. The outcome of this decision is currently uncertain.

Competition court procedures

- On November 1998, Numéricâble lodged a question with the *Conseil de la concurrence* concerning the determination of the fee paid to France Telecom for usage of cable networks for broadcasting. Numéricâble received temporary measures to fix the fee at December 1998 levels pending a decision of the substance of the case by the *Conseil de la concurrence*. The appeals made by France Telecom against this decision have been rejected. The investigation of the substance of the case has been undertaken by the *Conseil de la concurrence* but, given the time taken in the proceedings, no decision can be forthcoming before 2004.

- 9Telecom requested that the *Conseil de la concurrence* fine France Telecom for non respect of the decision of the *Conseil* of February 18, 2000, which ordered France Telecom to propose the operators an ADSL access offer enabling them to compete effectively both through the price and the nature of services offered. On July 16, 2001, the *Conseil de la concurrence* announced a halt in the procedure, to enable a full enquiry. This additional inquiry took place through hearings of France Telecom and Wanadoo Interactive in December 2001. Since this date, at the time of the printing of this document, there have been no legal proceedings.

- Under a decision on February 27, 2002, the *Conseil de la concurrence* ordered France Telecom to suspend commercialization of the ADSL of Wanadoo Interactive in its agencies until France Telecom provides to all internet access providers a computerized tool enabling mass handling of high speed internet access requests with France Telecom. In a decision of July 19, the *Conseil* noted that France Telecom had put the tool in place and consequently lifted the suspension of commercialization. Nevertheless, the substance of the procedure will be investigated.

- On January 20, 2003, the *Conseil de la concurrence* informed France Telecom of complaints regarding the commercialization of all of Wanadoo's offers in its agencies; France Telecom is accused of having financially advantaged its subsidiary, of having used derogatory practices and having used information to promote the commercialization of services of its subsidiary.

Civil procedures

- On April 16, 1997, the German court of appeal rendered an unfavorable verdict against Deutsche Telekom following the procedure brought about by British Telecommunications over the date of launch of Global One, of which France Telecom was a shareholder. The judgment was confirmed by appeal on June 16, 1998 and is currently at the German high court. British Telecommunications has not yet brought any claim for damages and therefore their amount cannot be determined at present.

- Group/address (previously called Filetech) has made several claims against France Telecom in France and in the United States concerning the use of France Telecom's directory data. The total damages claimed by Group/address amounted to US$350 million. In a decision on September 10, 2002, the New York federal appeal court definitively rejected the claims of Group/address. Group/address also lodged a claim with the *Conseil de la Concurrence* for abuse of dominant position on the French market. France Telecom was condemned to pay a fine of FF 10 million and to give access to the directory data at request using a cost based tariff. France Telecom's appeal for cancellation of the verdict and its appeal to the High Court have been rejected. As part of a parallel procedure, the Paris court of appeal in a decision of June 13, 2001, decided to reopen the debate on the question of legal protection and of the cost of the directory database, and to commission an enquiry. This enquiry is still in progress. France Telecom considers that it has conformed with laws and regulations applicable to databases including the recommendations issued by the *Commission nationale informatique et des libertés* ("CNIL") and considers that the requests of Group/address are unfounded.

- France Telecom and Wanadoo Interactive were summoned at the beginning of 2002 to the Court of Nanterre following the liquidation of Mangoosta. The total claimed amounts to approximately €170 million, presented as an indemnity for an prejudice allegedly suffered by the company due to an abuse of dominant position by France Telecom and Wanadoo on the ADSL markets. France Telecom and Wanadoo consider that they have solid arguments in defense, but the outcome of this litigation cannot be determined with certainty.

- France Telecom has been summoned to the Commercial Court of Paris by Cegetel and 9Telecom who claim that France Telecom has applied an aggressive commercial policy of *"déprésélection"* aiming to attract customers of these operators to commit all their telephone traffic to France Telecom. In a judgment of January 15, 2003, the Commercial Court of Paris rejected almost all the request of Cegetel which claimed notably €54 million damages. The company 9Telecom claims for the same subject €36.7 million damages. France Telecom considers that it has solid arguments for its defense but the outcome of this litigation cannot be determined with certainty. Moreover, the ART had opened a sanction procedure for using interconnection data within this policy and charged France Telecom on November 22, 2002 to comply with the text of article D.99-6 of the Code des Postes et Télécommunications (prohibiting access to and use of interconnection data). No financial penalty has been issued against France Telecom by the ART.

State litigation

In November 2000, the SNCF lodged a claim against France Telecom with the Paris Administrative Court, for €135.2 million damages relating to the use by France Telecom of its railway infrastructure between 1992 and 1997. France Telecom does not contest the fact that payment is due since July 29, 1996 but considers that the action is without grounds for the period prior to this date. France Telecom has already set up a provision for an amount sufficient to cover the expense prior to July 29, 1996.

International arbitration

FTML and the Lebanese Ministry of Post and Telecommunications agreed in 1994 a Build, Operate and Transfer contract (BOT) for the construction and operation of a GSM mobile telephony network in the Lebanon. A similar contract was granted to the competitor Libancell. On June 14, 2001, the Lebanese government terminated in advance the BOT contract with FTML and that of its competitor. This cancellation took effect on August 31, 2002. From this date, according to the law of June 1, 2002, the revenues of the sector belong to the Lebanese State. Before this date, the Lebanese government had considered that the operators had not respected certain clauses in their BOT contract and had claimed penalties from them. FTML refused these allegations as part of an arbitration claim with the International Chamber of Commerce (ICC). On June 20, 2002, FTML and its parent company FTMI, made a deposition for a request for arbitration against the Lebanese government for illegal repossession, without prompt and adequate indemnity and without fair and equitable treatment. This claim was made in front of an ad hoc tribunal, constituted under the bilateral Franco-Lebanese convention for reciprocal protection of investments and in virtue of the arbitration rules of the Commission of the United Nations for International Commercial Rights (CUICR).

On December 14, 2002, FTML and the Lebanese government signed a contract over the transfer of ownership of the network and its assets from FTML to the Lebanese State. The transfer of ownership took place on February 10, 2003, effective August 31, 2002. The transfer of ownership contract sets out moreover that all claims by the parties, including those already submitted to the ICC, will be submitted to and judged by the ad hoc arbitration tribunal to which FTML and FTMI had already submitted a claim. Consequently, the ICC arbitration procedure commenced by FTML in 2000 ended on February 10, 2003.

On August 14, 2002, FTML and the Lebanese government signed a "Network Custody and Operation" contract in which it states that FTML will operate the network, on behalf of the State, from September 1, 2002 to January 31, 2003. On January 24, 2003, the contract was extended until the granting by the Lebanese government, following the procedure launched on December 20, 2002, of two mobile telephony licenses (through an auction process) or a management contract of one of the two existing networks (by tender). In any event, the "Network Custody and Operation" contract will end June 30, 2003.

As part of the arbitration procedure which ended February 10, 2003, FTML had evaluated at December 12, 2001 its claims against the Lebanese government at US $771,626,845, plus interest, under the assumption that the BOT contract ended December 31, 2010, the determination of the extension of the BOT contract due to pollution of frequencies being left to the appreciation of arbitration judges.

The Lebanese government had presented on July 1, 2002, in front of the same hearing, claims preliminarily estimated at US $840,411,552.

As part of the agreement reached in the transfer contract, all the claims of the parties, not limited to those already formulated before the arbitration tribunal, together with an updated calculation of their financial impact, will be submitted to and judged by an ad hoc tribunal meeting both in virtue of the Franco-Lebanese convention for mutual encouragement and protection of investments and the CUICR arbitration rules, and to which FTML and FTMI have already submitted a claim.

Denmark

On July 13, 2000, France Telecom, Wirefree Services Denmark (100% subsidiary of Orange since December 29, 2000) and the minority shareholders of Orange Holding A/S (formerly Mobilix Holding A/S), reached an agreement (the "*Framework Agreement*") whereby it was agreed to transfer to a subsidiary structure all the consumer internet activity of Orange A/S (100% subsidiary of Orange Holding A/S), and to contribute this new entity to Wanadoo, in exchange for Wanadoo shares on the basis of their Premier Marché IPO price i.e. €19 per share. The minority shareholders and Wirefree Services Denmark now hold respectively 32.8% and 67.2% of Orange Holding A/S. This agreement was not however implemented since France Telecom subsequently made considerable changes to its organization, given the constitution of the Orange group. Given these difficulties, France Telecom wishing to respect its obligation vis-a-vis the minority shareholder of Mobilix Holding, formulated alternative proposals which they did not agree with. On December 22, 2000, an arbitration request was made against France Telecom, Wirefree Services Denmark and Orange at the International Chamber of Commerce, in accordance with the Framework Agreement. The minority shareholders request the strict application of the Framework Agreement and the payment of approximately €118 million plus interest. Hearings in front of the Arbitration Tribunal took place in Brussels between September 2 and 9, 2002. The Arbitration Tribunal is in principal to render its sentence in the beginning of 2003. France Telecom has accepted to indemnify Wirefree Services Denmark for all potential losses.

DPTG / TP SA

TP SA and Danish Great Northern Telegraph Company (DPTG) signed in 1991 a contract for the construction of a fiber optic network in Poland, with revenues to be split between the parties. A disagreement exists between the parties as to the bases for calculating this split, and an arbitration procedure was commenced in June 2001 by DPTG against TP SA for €280 million. This claim is provided for in the accounts of TP SA at December 31, 2002, at the level which the company considers likely it will have to pay. The outcome of this procedure cannot be determined at present.

30. SUBSEQUENT EVENTS

Second tranche of real estate sale

On June 25, 2002, France Telecom reached an agreement over the sale of 457 assets for €510 million.

On January 31, 2003, the sales deeds were signed for 193 assets for €206 million received the same day.

The agreement provides for the signing of the other sales deeds before May 31, 2003.

Casema

Following the decision by Liberty Media to withdraw from discussions relating to the purchase of Casema Holding B.V., the third operator of cable television in the Netherlands, after the announcement by the Netherlands competition authorities of their intention to move to phase 2 to examine the transaction, France Telecom continued discussions with other potential acquirers, which on January 28, 2003 resulted in the sale of 100% of Casema to a consortium of financial investors composed of Carlyle, Providence Equity and GMT Communications Partners. The transaction values the company at an enterprise value of €665 million.

The cash amount paid on this transaction was allocated partly to the repayment of the bank borrowings which amounted to €163 million with the remainder, €502 million allocated to repayment of shareholder advances made by France Telecom to Casema.

Recent loans

As part of its Euro Medium Term Notes (EMTN) program of €30 billion, renewed on October 10, 2002, France Telecom in January and February 2003 issued notes for €6.4 billion (see Note 14).

France Telecom signed on February 6, 2003 a new syndicated credit line for three years for an amount of €5 billion. This new line replaces the A tranche of €5 billion of the syndicated loan of €15 billion of February 2002, France Telecom having chosen not to take the option of renewing this tranche. The B tranche of €10 billion of the February 2002 syndicated loan maturing February 2005 remains in place (see Note 14).

NTL

On January 10, 2003, NTL, the American cable operator in Europe, announced that it had completed its restructuring plan, within the voluntary bankruptcy filing under Chapter 11 of the American bankruptcy laws, with the New York bankruptcy court (see Notes 8 and 10).

Eutelsat

France Telecom SA concluded on February 4, 2003 with Eurazeo an agreement over the sale of its investment (23.1%) in Eutelsat to a holding company created for this purpose, and majority controlled by Eurazeo. This transaction remains subject notably to the approval of the related regulatory authorities. It does not undermine the commercial contracts signed with Eutelsat by the France Telecom group and its subsidiaries in the course of their ordinary activities.

The amount of the transaction values the shareholders' equity of Eutelsat at €1.93 billion and France Telecom SA's share (23.1%) at €447 million. France Telecom will reinvest approximately €70 million in the holding company, to hold 20%. Given the reinvestment of France Telecom in the holding company, the net cash to be received by France Telecom on this transaction will amount to approximately €370 million.

The date of this operation is planned for the second quarter of 2003.

European Commission Inquiry

On January 30, 2003, the European Commission decided to open a formal investigation concerning the shareholder advance in anticipation of a capital increase which was announced by the State on December 4, 2002 in the context of its participation in France Telecom's action plan; on this date the State announced that it would participate in a capital increase alongside private investors, and that it was willing if needed and if requested by the company to provide its participation earlier via a shareholder advance.

The investigation also covers the specific business tax regime that stems from the historical status of France Telecom. Until 2002, France Telecom benefited from a special regime, paying its local taxes not to local authorities but directly to the State and to the *Fond national de péréquation de la taxe professionnelle* (FNPTP). The 2003 finance bill sets out that France Telecom will pay these taxes according to common law for taxes due for 2003.

The Commission does not exclude that the different measures being investigated may have given an advantage to the company constituting State aid.

France Telecom considers that the State participation in its capacity as majority shareholder in the action plan of the company is that of an advised investor and does not therefore constitute State aid. France Telecom also considers that the regime of business tax applied to it previously on an exceptional basis does not constitute State aid.

The opening of this normal procedure does not prejudice the final decision of the Commission.

Shareholder General Meeting of February 25, 2003

During the Shareholder General Meeting of February 25, 2003, the shareholders authorized the Board of Directors to issue perpetual bonds redeemable into shares of France Telecom, reserved to the banks and equipment suppliers of MobilCom (See note 18.1) :

- For a maximum nominal amount of €4,844,837,080.00 for the issue reserved to the members of the banking syndicate
- For a maximum nominal amount of €1,255,505,360.00 for the issue reserved to the two equipment suppliers.

Each share will be reimbursable in a number of shares to be issued by France Telecom such that the amount for France Telecom will be equal to €47 per share for €4 nominal (subject to the adjustments necessary to preserve the rights of the shareholders according to law).

During the same General Meeting, the shareholders notably also gave the Board of Directors the authorization for a duration of twenty-six months to issue, with or without a reserved issue, ordinary shares or financial instruments giving access to such shares, for a maximum nominal share capital increase of €30 billion (see Note 21).

Cancellation of own shares

Given the legal obligation to maintain the State's share in the capital of France Telecom above 50% on a fully diluted basis, the Board of Directors of February 25, 2003 decided to cancel 3 million own shares held prior to the issuance of the TDIRA authorized by the shareholders' meeting of February 25, 2003.

Issue of perpetual bonds redeemable into shares (TDIRA)

On March 3, 2003 France Telecom issued perpetual bonds redeemable into shares ("TDIRA") for € 6,072,940,500 of which €4,820,931,000 for the banking syndicate and €1,252,009,500 for Nokia and Ericsson, in accordance with the MC Settlement (see Note 18.1).

These TDIRA bear interest at an initial rate of 7% for the first 7 years and Euribor plus 3% thereafter. These two rates may be reduced to 6.5% and 3 month Euribor plus 2.5% if, amongst other conditions, the rating of France Telecom is improved by two notches compared to its current rating. France Telecom may defer payment of a coupon as long as the General Meeting has not voted a distribution of dividends or the Board of Directors decided an interim dividend for the 12 months prior to coupon payment. These deferred interest amounts will bear interest at 12 month Euribor until they are paid. Such deferred interest must be fully paid, with interest, at the date of payment of the coupon following any decision to distribute dividends or interim dividends or to repurchase shares.

This interest will be recorded each year in the statement of Income. The known interest or capitalized interest with deferred payment will be presented as a liability outside the caption "non refundable funds and assimilated".

The board of directors of France Telecom has not proposed the payment of any dividends for 2002.

The TDIRA are reimbursable in new shares of France Telecom for parity of 300 shares per TDIRA of €14,100 nominal. This rate will be adjusted to preserve the rights of holders, in accordance with the law. Moreover, for the first seven years the rate of reimbursement of TDIRA allocated to the banking syndicate will be adjusted to neutralize distributions of dividends, if such distributions have not already been adjusted.

The TDIRA have been listed on the *Premier Marché* (international section) of Euronext and a note with the visa with a warning of the *Commission des Opérations de Bourse* was issued on February 24, 2003 under n° 03-092. The initial subscribers have committed not to divest their TDIRA for a period which will expire 6 months following any France Telecom share capital increase open to the public and in any case latest June 30, 2004.

31 . LIST OF CONSOLIDATED COMPANIES AND AFFILIATES AT DECEMBER 31, 2002

The main changes in consolidation scope in 2002 are set out in notes 3 and 7.

Orange Segment
Fully consolidated companies

Company	Interest	Control	Country
Orange SA	86.29	86.29	France
Ananova	86.29	100.00	England
Orange plc	86.29	100.00	England
Orange Cellular Services	86.29	100.00	England
Orange Mobile Data	86.29	100.00	England
Orange Paging (UK)	86.29	100.00	England
Orange Personal Communications Services	86.29	100.00	England
Orange Retail	86.29	100.00	England
Orange Holdings and its subsidiaries	86.29	100.00	England
Orange Holdings (UK)	86.29	100.00	England
Orange Overseas Holdings n°2 and its subsidiaries	86.29	100.00	England
Orange 3G	86.29	100.00	England
The Point Communications	86.29	100.00	England
Orange Int. Developments	86.29	100.00	Bahamas
Wirefree Services Belgium	86.29	100.00	Belgium
Mobistar Corporate Solutions	43.83	100.00	Belgium
Mobistar	43.83	50.79	Belgium
Mobistar Affiliates	43.83	100.00	Belgium
Vista Cellular	44.01	51.00	Botswana

Company	Interest	Control	Country
Orange Cameroun	90.40	100.00	Cameroon
Orange Côte d'Ivoire	73.35	85.00	Ivory Coast
Orange A/S	58.01	100.00	Denmark
Orange Holding A/S	58.01	67.23	Denmark
Orange World Services	86.29	100.00	Denmark
Wirefree Services Denmark	86.29	100.00	Denmark
Orange Services	86.29	100.00	United States
Orange World	86.29	100.00	United States
Wildfire Communications	86.29	100.00	United States
Inventmobile	78.72	100.00	France
Mobile et Permission	86.31	100.00	France
Mobile Internet for Business	86.31	100.00	France
Orange Caraïbes	86.29	100.00	France
Orange Distribution	86.31	100.00	France
Orange France	86.31	100.00	France
Orange Réunion	86.31	100.00	France
Orange Réunion Invest	86.31	100.00	France
Orange Promotions	86.31	100.00	France
Orange International SAS	86.29	100.00	France
Orange Supports & Consulting	86.31	100.00	France
Rapp 6	86.31	100.00	France
Telsea	53.81	75.50	Mauritius
Société Malgache de Mobiles	35.46	65.90	Madagascar
Castle Worldwide Finance	86.29	100.00	The Netherlands
Dutchtone	86.29	100.00	The Netherlands
Dutchtone Retail	86.29	100.00	The Netherlands
Orange International BV	86.29	100.00	The Netherlands
Orange Dominicana	74.21	86.00	Dominican Republic
Orange Romania (MobilRom)	58.52	67.81	Romania
Orange Ocean	86.29	100.00	United Kingdom
Orange Slovensko	55.12	63.88	Slovakia
Orange Sverige	86.29	100.00	Sweden
Orange Communications SA ("OCH")	86.29	100.00	Switzerland
Proportionally consolidated companies			
MobiNil for Telecommunications	61.48	71.25	Egypt
Egyptian Company for Mobile Services (ECMS)	31.37	71.25	Egypt
MMEA	30.14	71.25	Egypt
MobiNil Invest	31.37	71.25	Egypt
Darty France Télécom	43.16	50.00	France
Fidecall	43.16	50.00	France
Rann BV	43.15	50.00	The Netherlands
3G Infrastructure Services	28.76	33.33	Sweden
Equity accounted companies			
NewsTakes (in liquidation)	21.57	25.00	United States
Wind Telecomunicazioni	22.93	26.58	Italy
Book2eat.com (in liquidation)	35.13	41.74	England
Bangkok Inter Teletech Company (BITCO)	42.28	49.00	Thailand
TA Orange Company	42.20	48.91	Thailand

Company	Interest	Control	Country
Wanadoo Segment			
Fully consolidated companies			
Wanadoo SA	71.13	71.13	France
Wanadoo Belgique	71.13	100.00	Belgium
Wanadoo International	71.13	100.00	Belgium
Activos Mass Market	71.13	100.00	Spain
Autocity Network	68.53	96.34	Spain
Canary Guide	71.13	100.00	Spain
Click Viajes	71.13	100.00	Spain
eresMas	71.13	100.00	Spain
IP Multimedia	71.13	100.00	Spain
Latin Red	71.13	100.00	Spain
QDQ Media (ex Indice Multimedia)	70.46	99.06	Spain
Rincon del Vago	64.01	89.99	Spain
Wanadoo España	71.13	100.00	Spain
eresMas	71.13	100.00	United States
FIT Production	71.13	100.00	France
Kompass France	71.13	100.00	France
Marcopoly	71.13	100.00	France
Nordnet	71.13	100.00	France
Pages Jaunes	71.13	100.00	France
Wanadoo Data	71.13	100.00	France
Wanadoo Edition	71.13	100.00	France
Wanadoo E-Merchant	71.13	100.00	France
Wanadoo Interactive	71.13	100.00	France
Wanadoo Portails	71.13	100.00	France
Freeserve Servicos de Internet	71.13	100.00	Madeira
Maroc Connect	69.63	97.88	Morocco
Kompass Nederland	71.13	100.00	The Netherlands
Wanadoo Nederland	71.13	100.00	The Netherlands
Freeserve holding	71.13	100.00	United Kingdom
Babyworld.com	71.13	100.00	United Kingdom
Freeserve.com	71.13	100.00	United Kingdom
Freeserve Auctions	62.49	87.85	United Kingdom
Intracus	71.13	100.00	United Kingdom
Freeserve Investment	71.13	100.00	United Kingdom
F3B Property Company	71.13	100.00	United Kingdom
Equity accounted companies			
Europortal Jumpy	35.57	50.00	Spain
Eurodirectory	35.57	50.00	France
Fixed line voice and data services—France Segment			
Fully consolidated companies			
Almerys	64.00	64.00	France
ATP Egora	100.00	100.00	France
Alwino	100.00	100.00	France
Cogecom	100.00	100.00	France
CV2F	100.00	100.00	France
CVF	89.00	89.00	France
Etrali SA	100.00	100.00	France
Expertel Consulting	100.00	100.00	France

Company	Interest	Control	Country
Expertel FM	100.00	100.00	France
France Telecom EGT	100.00	100.00	France
FT Câble	99.80	100.00	France
FT Câble Atlantique	99.80	100.00	France
FT e-business	100.00	100.00	France
FT Encaissements	100.00	100.00	France
FT Immo	100.00	100.00	France
FT Immo Gestion	100.00	100.00	France
FT Immo Holding	100.00	100.00	France
FT Immo Investissement	100.00	100.00	France
FT Multimédia 2	100.00	100.00	France
FT Technologie Investissement	100.00	100.00	France
FT Terminaux	100.00	100.00	France
FT Transmissions Audiovisuelles	100.00	100.00	France
GIE Innovacom	92.49	100.00	France
Globecast France	100.00	100.00	France
Globecast Reportages	100.00	100.00	France
Immobilière FT	100.00	100.00	France
Innovacom SA	100.00	100.00	France
Intelmatique	100.00	100.00	France
Internet Telecom	100.00	100.00	France
NEDFI	51.61	51.61	France
Rapp 26	100.00	100.00	France
Rapp Fin 1	100.00	100.00	France
Régie T France	100.00	100.00	France
Resocom Services	100.00	100.00	France
Setib	99.99	99.00	France
SFET	100.00	100.00	France
Telinvest and its subsidiaries	100.00	100.00	France
Transpac	100.00	100.00	France
Viaccess	100.00	100.00	France
W-HA	100.00	100.00	France
Wanadoo Services Pro	100.00	100.00	France
Equity accounted companies			
CNTP	33.99	33.99	France
Tower Participations SAS and its subsidiaries	36.20	36.20	France
International voice and data services Segment			
Fully consolidated companies			
Equant NV and its subsidiaries(1)	54.17	54.17	The Netherlands
TPSA	33.93	47.50	Poland
PTK Centertel	56.39	100.00	Poland
TP Internet Group	33.93	100.00	Poland
TP Invest Group	33.93	100.00	Poland
Incenti	17.30	51.00	Poland
ORE	33.93	100.00	Poland
Etrali Allemagne	100.00	100.00	Germany
FT Deutschland GmbH	100.00	100.00	Germany
FTMSC Gmbh	100.00	100.00	Germany
Financiera	100.00	100.00	Argentina
Sofrecom Consultora	100.00	100.00	Argentina
Atlas Services Belgium	100.00	100.00	Belgium

Company	Interest	Control	Country
Mobinvest	77.66	90.00	Belgium
FT Network Services Canada	100.00	100.00	Canada
CI-Telcom	45.90	51.00	Ivory Coast
Atlas Services Denmark	100.00	100.00	Denmark
Menatel	47.00	47.00	Egypt
Catalana	75.00	75.00	Spain
Etrali Espagne	100.00	100.00	Spain
Uni2	100.00	100.00	Spain
Estel	51.00	51.00	United States
Etrali North America	100.00	100.00	United States
FCR America	100.00	100.00	United States
FT Corporate Solution	100.00	100.00	United States
FTLD USA	100.00	100.00	United States
FT Participations US	100.00	100.00	United States
FTP Holding	100.00	100.00	United States
Globecast N.A	100.00	100.00	United States
Atrium 3	100.00	100.00	France
E2CS	100.00	100.00	France
France Câbles et Radio	100.00	100.00	France
FT/FCR Sénégal	100.00	100.00	France
FCR Côte d'Ivoire	90.00	90.00	France
FT Développement International	100.00	100.00	France
FTFI	100.00	100.00	France
FT Marine	100.00	100.00	France
FT Mobiles International	100.00	100.00	France
FTMSC SA	100.00	100.00	France
FT Services	100.00	100.00	France
Rapp 10	100.00	100.00	France
Sofrecom	100.00	100.00	France
TD Com	100.00	100.00	France
Cablenet	20.81	80.00	Guatemala
Etrali HK	100.00	100.00	Hong Kong
FT Network Services Hong Kong	100.00	100.00	Hong Kong
Rincom	100.00	100.00	Mauritius
Chamarel Marine Services	100.00	100.00	Mauritius
Global One Communication Operations	100.00	100.00	Ireland
Global One Communication	100.00	100.00	Ireland
World Operations Etrali SRL	100.00	100.00	Italy
Etrali KK	100.00	100.00	Japan
FTLD Japan	100.00	100.00	Japan
JIT CO	88.00	88.00	Jordan
FTM Liban	67.00	67.00	Lebanon
Ikatel	37.85	89.41	Mali
Régie T Mexico	75.00	75.00	Mexico
Voxtel	53.28	54.90	Moldavia
FT Network Services Norway	100.00	100.00	Norway
Casema	86.00	100.00	The Netherlands
Dutchtone Group	86.00	86.00	The Netherlands
FT Services Nederland	100.00	100.00	The Netherlands
Global One Communications Services	100.00	100.00	The Netherlands
Glocall	100.00	100.00	The Netherlands
Newsforceand its subsidiaries	100.00	100.00	The Netherlands

Company	Interest	Control	Country
TFN	100.00	100.00	The Netherlands
FT Network Services UK	100.00	100.00	United Kingdom
FTMAN UK	100.00	100.00	United Kingdom
Etrali UK	100.00	100.00	United Kingdom
FT Participations UK	100.00	100.00	United Kingdom
Globecast N.E	100.00	100.00	United Kingdom
CTE	26.01	51.00	El Salvador
CTE Telecom Personal	26.01	100.00	El Salvador
Publicom	22.47	51.00	El Salvador
Publitel	26.01	100.00	El Salvador
Telecom ODA	44.06	100.00	El Salvador
Sonatel	42.33	42.33	Senegal
Sonatel Mobiles	42.33	100.00	Senegal
Etrali Singapore PTE	100.00	100.00	Singapore
FT Network Services Singapour	100.00	100.00	Singapore
FT Network Services Sweden	100.00	100.00	Sweden
Etrali Suisse	100.00	100.00	Switzerland
FT Network Services Switzerland	100.00	100.00	Switzerland
Global One Swiss Sales	100.00	100.00	Switzerland
FCR Vietnam PTE	74.00	74 .00	Vietnam
Proportionally consolidated companies			
DT-FT Italian Holding GmbH	50.00	50.00	Germany
Globecast España S.L.	50.72	50.72	Spain
Cell Plus	40.00	40.00	Mauritius
Telecom Mauritius	40.00	40.00	Mauritius
Telecom Plus	58.00	70.00	Mauritius
Mobilecom	35.20	40.00	Jordan
JTC	35.20	40.00	Jordan
Equity accounted companies			
Nortel Inversora	25.52	33.90	Argentina
Publicom	13.97	33.90	Argentina
Telecom Argentina	13.97	33.90	Argentina
Telecom Personal	13.97	33.90	Argentina
Nucleo	9.43	33.90	Paraguay
Intelig	25.00	25.00	Brazil
Eutelsat	23.89	25.42	France
Tahiti Nui Telecom	34.00	34.00	France
Clix	43.33	43.33	Portugal
Novis	43.33	43.33	Portugal

(1)   Including Radianz, equity accounted for 49%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: March 6, 2003

By: /s/ Pierre Hilaire

Name: Pierre Hilaire

Title: Senior Vice President Finance, France